929

03032415

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southcorp Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 2692 FISCAL YEAR 6-30-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/1/03

Southcorp Ltd

ARIS
6/30/03

03 SEP 29 AM 7:21

CONTENTS

SUMMARY OF RESULTS	2/3
FROM THE CHAIRMAN	4/5
FROM THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER	6/7
CUSTOMER RELATIONSHIPS	8/9
VINEYARDS AND GROWER RELATIONSHIPS	10/11
WINEMAKING	12/13
GLOBAL BRAND MANAGEMENT	14/15
SOUTHCORP KEY BRANDS	16/17
KEY COMPANY INFORMATION	18/19
EXECUTIVE TEAM	20/21
AUSTRALASIA	22/25
UK/EUROPE	26/29
THE AMERICAS	30/33
OUR PEOPLE, OUR ENVIRONMENT AND OUR BUSINESS	34/37
DIRECTORS	38/39
CORPORATE GOVERNANCE STATEMENT	40/48
DIRECTORS' REPORT	49/56

FINANCIALS

STATEMENT OF FINANCIAL PERFORMANCE	57
STATEMENT OF FINANCIAL POSITION	58
STATEMENT OF CASH FLOWS	59
DISCUSSION AND ANALYSIS	60/61
NOTES TO THE FINANCIAL STATEMENTS	62/70
DIRECTORS' DECLARATION	71
INDEPENDENT AUDIT REPORT	72
INVESTOR INFORMATION	73/76
DIRECTORY	77
FINANCIAL CALENDAR 2003	77

ANNUAL GENERAL MEETING

The Directors invite you to the Annual General Meeting of Southcorp Limited to be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia, on Tuesday, 14 October 2003, at 10.00am.

Southcorp Limited ABN 80 007 722 643

THERE IS NO DOUBT THAT SOUTHCORP'S RESULTS FOR THE PAST YEAR WERE UNACCEPTABLE.

THIS REPORT RECOGNISES THE DEFICIENCIES THAT LED TO THE COMPANY'S POOR PERFORMANCE, AS WELL AS PROVIDING A FOCUS ON WHAT WE DO WELL.

IMPORTANTLY, IT ALSO HIGHLIGHTS WHAT WE HAVE LEARNED AND IDENTIFIES THE ACTIONS WE HAVE UNDERTAKEN AND PLAN TO TAKE TO IMPROVE PERFORMANCE.

SOUTHCORP HAS THE ASSETS, BRANDS, PRODUCTS, PEOPLE AND BUSINESS PARTNERS TO RESTORE POSITIVE GROWTH AND PROFITABILITY AND TO DELIVER ACCEPTABLE RESULTS TO SHAREHOLDERS.

SUMMARY OF RESULTS

OVERVIEW

Prior to significant items and SGARA, Southcorp recorded earnings before interest, tax and amortisation of $132.1 million. The contribution of each region to this result is included on pages 22 to 33 together with a review of operations.

For the 2003 financial year, Southcorp recorded a loss of $922.9 million. This result compares to a profit of $312.7 million for the prior financial year.

SIGNIFICANT ITEMS

Intangible assets

Significant items for the current financial year include the write-off of goodwill amounting to $642.5 million and the write-down of the Rosemount Estate brand name by $240 million. The resultant carrying value of the Rosemount Estate brand name of $340 million is consistent with an independent valuation of the brand commissioned by the Directors. These write-downs are non-cash in nature and do not impact the ability of Southcorp to operate.

Other assets

Other significant items incurred in the financial year total $95.3 million. The key items being a revision to the policy for USA depletions ($22.9 million), restructure and redundancy costs ($20.8 million), write-downs associated with the conclusion of the Independence Wine Company joint venture ($20.5 million) and a reduction in the carrying value of employee share plan loans ($17.2 million).

A full listing of significant items is included on page 68.

NET INTEREST

Net interest was $44.5 million, compared to $61.5 million for the prior year. The reduction primarily reflects lower borrowings as the result of business divestments.

SGARA

The loss from Self Generating And Regenerating Assets (SGARA) for the year was $14.2 million compared to a profit of $0.2 million last year. The reduction is primarily the result of the lower market value for grapes and the impact of the drought on the 2003 vintage.

INCOME TAX

The income tax credit of $18.3 million for the financial year is after the write-back of an over-provision of $20.2 million relating to previous years.

Other significant permanent differences comprise the non-tax deductible write-off and amortisation of goodwill and the provision against brand names.

DIVIDENDS

Directors have previously advised that there will be no final dividend. The total dividend for the financial year ended 30 June 2003 is 10 cents per share, franked to 80% (2002 – 22 cents, 100% franked) and was paid in July 2003.

RESULT OVERVIEW

	YEAR END 2003 ($M)	YEAR END 2002 ($M)	% CHANGE
REVENUE			
Wine	1,180	1,472	(19.8%)
Non-Wine	56	1,195	(95.3%)
Total	1,236	2,667	(53.7%)
EBITA (before significant items & SGARA)			
Wine	132.1	287.1	(54.0%)
Non-Wine	–	33.2	(100.0%)
Total	132.1	320.3	(58.8%)
SIGNIFICANT ITEMS			
Intangible Assets	(882.5)	–	
Other Items	(95.3)	149.1	
Total	(977.8)	149.1	
SGARA	(14.2)	0.2	
Amortisation	(36.3)	(39.3)	
EBIT	(896.7)	430.3	(308.4%)
Net Interest	(44.5)	(61.5)	
Operating profit (loss) before income tax	(941.2)	368.8	(355.2%)
Income Tax	18.3	(55.6)	
Minority Interests	–	(0.5)	
NPAT	(922.9)	312.7	(395.1%)
Per share data:			
– Basic earnings per share	(124.2) cents	42.4 cents	(392.9%)
– Diluted earnings per share	(124.2) cents	42.2 cents	(394.3%)
– Dividends	10.0 cents	22.0 cents	(54.5%)
– Net Tangible Assets	$1.17	$1.31	(10.6%)

FROM THE CHAIRMAN



"THE BOARD AND THE NEW SENIOR MANAGEMENT TEAM ARE DEDICATED TO REBUILDING SOUTHCORP'S FINANCIAL PERFORMANCE AND REGAINING THE CONFIDENCE OF SHAREHOLDERS IN THE FUTURE PROSPECTS OF THE COMPANY."

For a company like Southcorp – with our quality of brands, efficiency of winemaking, superb viticultural assets and dedication of employees – to report a large loss in the 2003 financial year is not good enough. It is understandable that shareholders will find this outcome both bewildering and unacceptable.

Your Directors recognise that shareholders have suffered financially, through the absence of a final dividend payment and also through the decline in the company's share price.

Earlier this year, the Board and senior management recognised that strong and urgent action was required to rebuild the financial performance of Southcorp and the confidence of shareholders in the future prospects of the company.

Your Directors have acted swiftly to restore the financial performance of the company. Rapid progress is being made to implement a wide-ranging action program, based on a clear understanding of the factors that led to such severe erosion in margins and profitability, especially in the UK and Australian parts of our business.

Shareholders will be aware that the Board sought and received the resignation of the former Chief Executive Officer, Keith Lambert, in February 2003. I assumed the role of Executive Chairman while we conducted an international search for a new Chief Executive Officer.

During that recruitment period, we completed an organisational review designed to ensure that Southcorp has the organisational capabilities, structures and accountabilities to conduct our business activities more effectively.

John Ballard joined Southcorp as Managing Director and Chief Executive Officer in April 2003. The Board selected John because of his extensive branded consumer goods experience, his knowledge of retail strategy, and his track record of building motivated and inclusive teams. The Directors are confident John has brought together a team capable of building an efficient, accountable and consumer-focussed business.

John has implemented the Board's decision to move Southcorp to a depletions and gross profit basis for managing our business. Put simply, our shipments – what we report as volumes and revenues – will be more closely aligned with what our customers sell. This linking with consumer demand will provide a better indication of the underlying performance of the business and will focus our efforts on working with retailers to maximise the appeal of our products in stores and hence their rate of sale. Some immediate adverse effects have been felt as a result of this new direction, and in 2003 we shipped approximately 1.5 million fewer cases (or received earnings of approximately $48 million less) than last year.

For the future, we are focussed on profitable volume growth. Promotional expenditure is now managed as an investment tool to deliver product mix and value outcomes. Our internal sales and marketing capabilities have been strengthened, so that we provide a compelling product proposition, as well as a value-adding service to our customers.

Since the end of the reporting period, Mr D R Argus has retired from the Board and Mr R F E Warburton has indicated that he will not seek re-election at the forthcoming Annual General Meeting. I would like to take this opportunity to thank Mr Warburton and Mr Argus for the important contributions they have made to the company.

The Board will be recommending the appointment of Mr E J J Pope and Mr J Murphy to shareholders to fill these vacancies. Mr Pope has had extensive experience in consumer products, as a Chief Executive of Nestlé in Australia and internationally. Mr Murphy is the Managing Director of Investec Wentworth, a private equity trust. Previously, he was with Arthur Andersen for 25 years, ultimately as Managing Partner of the Economic and Financial Consulting Division in Australia and Asia Pacific.

I have been heartened by the goodwill shown to Southcorp by shareholders, and by the commitment of our employees and I thank them for their support.

We are emerging from this difficult period reinvigorated. With more effective strategies and a focussed and accountable new management team, I look forward to delivering acceptable results to you in the future.

Brian Finn

Brian Finn, Chairman

FROM THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER



"THE IMMEDIATE MISSION IS VERY CLEAR: TO DELIVER AN ACCEPTABLE FINANCIAL PERFORMANCE AND RESTORE SHAREHOLDER VALUE. LONGER TERM WE WILL TRANSFORM THE BUSINESS TO MAKE IT WHAT I CALL 'FUTURE FIT'."

I joined Southcorp in April with a clear and urgent mandate to enact major change. Since then I have literally walked through vineyards and wineries, visited our markets and met with our people, growers and customers in order to understand the business – its strengths, opportunities, issues and constraints.

It is clear that we have not capitalised sufficiently upon our inherent strengths. We have a stable of high profile brands, including Penfolds, Rosemount Estate, Lindemans, Wynns Coonawarra Estate and an array of fine boutique brands and superb viticultural assets and winemaking skills. We have enviable global production and logistic capabilities, with over 20 million cases of wine to over 100 countries, and well established markets around the world.

The market is significantly more challenging now than it has been, with the rising Australian currency, the global wine oversupply and retailer consolidation combining to impact the growth we have enjoyed in recent years. But at the heart of it, the company had a number of internal problems including an excessive cost structure, poor execution of sales and promotion strategies, erosion of good customer relations and a lack of focus on financial returns.

This report highlights many of Southcorp's strengths. It also conveys the focus we have in addressing the issues and improving our capabilities and performance.

To drive our improved performance, we have established a focussed business improvement program, called *Project Veraison, under which we are making significant changes to realise Southcorp's potential. A full-time project team reporting directly to me is overseeing the program.

This year, the focus is on margin improvement, rebuilding our earnings and critically reviewing our operating costs and capital base to deliver more acceptable returns on funds employed. In addition, we are working to embed continuous improvement and focus on shareholder returns into our everyday business practices.

The transformation has already begun. The senior management team has been re-shaped radically, of the twelve executives who report directly to me, seven are new appointments, including three external appointments: Steve McClintock joined as Chief Financial Officer in June, Bill Clark heads up Corporate Affairs and Investor Relations and Adam Burck joins as Chief Marketing Officer in September.

At the next level of management, which accounts for the top 64 positions in the company, we have revised 26 of the roles this year. Like the executive team, these changes to key positions are a mixture of new hires and an upgrading of responsibilities of existing executives, who now have the freedom to perform to their full potential. To me, this is real evidence of transformation.

In the area of customer relationships, we have taken significant steps to strengthen our capabilities and build skills such as category, space, inventory and logistics management. In my many meetings with our customers I have been encouraged by the progress we have made.

In brand marketing, we have restructured our global and regional marketing teams. We have undertaken extensive consumer research into our brands and wine preferences in the UK, USA and Australia, providing us with real insight in product development, positioning and promotion.

Under Project Veraison we are applying substantial effort to identify improved methods and realise cost savings across the business. Good progress has been made in securing more sustainable commercial terms for grower contracts.

Our strengths are clear. Our brands are second to none and our industry knowledge is unrivalled. Through rigorously pursuing Project Veraison, I am confident that we will demonstrate substantial progress within the course of the coming year.

John Ballard

John Ballard, Managing Director
and Chief Executive Officer

* Veraison is a viticultural term that refers to the grape transformation process and symbolises the significant changes we are undertaking.

CUSTOMER RELATIONSHIPS


PORTERS

"WE ARE FOCUSSING ON CUSTOMER RELATIONSHIP MANAGEMENT. UNDERSTANDING WHAT DRIVES EACH CUSTOMER'S BUSINESS, THAT'S NOW OUR BUSINESS."

MICHAEL EAST, Managing Director, Australasia

The sales landscape for wine companies is changing rapidly. Major retailing chains are continuing to increase their market strength; smaller independent liquor distributors have increasingly specialised requirements; and a proliferation of new wine brands vie for attention. Consumers have become more sophisticated, knowledgeable and demanding. Meanwhile, competition to offer the best possible value escalates.

We recognise that, historically, we have been intent on selling wine without focussing on offering business solutions to our customers. We have now adopted a partnership approach in working with our customers.

WE HAVE RE-ENGINEERED OUR BUSINESS TO SHARE OUR MARKET KNOWLEDGE AND EXPERTISE WITH CUSTOMERS

As an example, under Michael East, Managing Director of the Australasian region, we are investing heavily in developing our sales skills and capabilities. We're promoting and supporting our brands more, moving away from traditional sales techniques, such as trade loading and a price-based sales approach which often meant 'selling in' large quantities to the retail trade ahead of consumer demand. Our focus now is on building 'sales out' through strong brand marketing, generating consumer demand for our products and working with our customers to support the achievement of their business goals.

We've recruited new people – proven performers from the consumer goods sector – to provide expertise in areas such as category, space and inventory management. We have also boosted our levels of internal training and development to ensure that we identify and nurture the younger talent we have within our sales force.

A NEW FOCUS ON CUSTOMER RELATIONSHIP MANAGEMENT

We are focussing on 'customer intimacy', working more closely with customers in order to understand their day-to-day reality, their business objectives and concerns. To put it another way, we are taking the time – and extending our capabilities – to offer solutions.

Our aim is to work on relationship management at all levels, to achieve sustainable repeat business. We are assigning vertically integrated teams – from information systems to customer service management – to our major clients.

In developing this customer intimacy focus, we are making a substantial investment in resources and capabilities. Done effectively, it will establish Southcorp as best in class.

The tools we are using range from detailed market data showing which brands and which varieties are selling at what price points – in order to help our customers stock their shelves more effectively – to internet linkages with select customers – so we can facilitate better management of inventory, days of supply, replenishment plans and tracking of promotional effectiveness across stores.

Supermarket chains are the pioneers of this advanced customer servicing. The benefits they are deriving from efficient assortment, shelf management and supply chain optimisation are now being realised across many parts of the liquor retailing industry. From Southcorp's perspective, these techniques offer us a leadership opportunity we can capitalise on to provide solutions across all channels and customer sizes.

SOUTHCORP UNDERTOOK DETAILED ANALYSIS OF THE PROFITABILITY OF PRODUCTS CARRIED BY MAJOR INDEPENDENT RETAILERS

Of over 1,000 red wine products carried by one retailer, 90% of annual sales derived from just 200 of them, and more than 70% sold less than one dozen bottles. Using this knowledge, we worked with the retailer to determine a more profitable configuration of products to carry, and helped develop in-store space, display and category management activities.

With the technical capabilities to gather, analyse and, importantly, to share such knowledge, we can help retailers achieve greater profitability, in turn benefiting Southcorp. Joint profitability is a great basis for building loyal long-term relationships.

Southcorp's Rodney Carra (right), voted by Porters as the most outstanding Sales Representative, with Giuseppe Minissale, Porters' General Manager (left). For the second year running, Southcorp has been voted supplier of the year by the Porters Group in New South Wales.

VINEYARDS AND GROWER RELATIONSHIPS



"THE QUALITY OF THE RELATIONSHIP WITH OUR GROWERS AND THE QUALITY OF OUR OWN VINEYARDS ARE THE LIFEBLOOD OF THIS BUSINESS."

STUART MCNAB, Executive General Manager, Viticulture and Grape Resources

From 120-year-old bush Cabernet vines in the Barossa to exciting new developments in Mudgee, Central Victoria and Margaret River, our extensive vineyard holdings are spread across Australia's best viticultural regions. New initiatives such as installing drip irrigation in the Coonawarra Region have enabled us to maximise our efficiency and ensure the reliability of fruit produced. Yet the lifeblood of the business comes from the 1,000 growers throughout Australia who supply around 80% of the fruit we use for winemaking each year.

We compete with every other winemaker to secure fruit of the right varieties, the best quality, and from the most reliable growers on an ongoing basis.

SO WHAT CAN SOUTHCORP OFFER A GROWER THAT OTHERS CAN'T?

Grape growers are passionate people. More than a livelihood, the quality of their crop is a matter of intense pride. Southcorp fosters that pride – working with growers, helping them reach their specific quality goals, sharing viticultural and technical expertise and providing useful feedback.

A NEW GROWER CONTRACT

The introduction of our new grape contracts has not been without controversy. Where previous contracts primarily rewarded quantity, the new contracts focus on quality. As low-quality grapes can go for $200 a tonne and highest-quality can fetch $10,000 a tonne, there is clear incentive to aim for better quality. The new-style contracts are delivering on average higher-quality fruit, resulting in better wine.

WE ARE INDUSTRY LEADERS IN THE ADOPTION OF TECHNOLOGY

When we assess grower vineyards, we now record scores for canopy and fruit characteristics into a hand-held computer. This data helps build the picture of our entire harvest. Individual vineyards are analysed relative to the performance of other vineyards throughout the country.

Utilising this technology brings huge advantages. Well in advance of harvest, we get data on how the forthcoming vintage is shaping up. In the future, growers will receive our assessment of their grapes and vines relative to others in the region, electronically.

This technology also makes Southcorp's resources more accessible to growers. Information about vineyard mapping and viticultural management, geared towards optimum fruit quality and consistency, benefits everyone.

ALTHOUGH WE HAVE THE MOST ADVANCED TECHNICAL SUPPORT, NOTHING BEATS GOOD FACE-TO-FACE RELATIONSHIPS

Our sixteen specialised Grower Relations Managers and Liaison Officers, backed by our technical viticulture team, regularly visit growers to assist with crop planning and growing.

Southcorp's post-vintage grower feedback sessions bring growers and winemakers together to sample product and to discuss the results of the year's work. Regular grower field trips provide further opportunity for growers to compare experiences, share learnings and set goals for the following season.



HAND-HELD COMPUTERS

Hand-held computers are used in assessing grower vineyards and record scores for canopy and fruit characteristics.



INFRA-RED MAPPING

Remote sensing technology has been used to map vine vigour in over 900 hectares of our Coonawarra vineyards. The winemakers use this valuable information to maximise fruit quality.

Paul Georgiadis (left), Grower Relations Manager, South Australia, with Neville Kies (middle) and Howard Kies (right). Based in the Barossa, the Kies family, members of Penfolds Grange Growers Club, have been supplying grapes to Southcorp for five generations.

WINEMAKING



"WHEN YOU MAKE WINE ON THIS SCALE, IT TAKES GREAT SKILL TO BALANCE THE NEEDS OF EACH BRAND. HOW TO ENSURE ALL ARE UNIQUELY THEIR OWN STYLE, GOOD QUALITY AND MARKETABLE?"

PETER TAYLOR, Executive General Manager, Winemaking

Each year we create around 20 million dozen bottles of wine. Ultimately, the Executive General Manager, Winemaking, Peter Taylor, accepts responsibility for our winemaking, ensuring we achieve quality, volume and cost objectives. But it takes a great deal of collaboration between Group Winemaking, Brand Winemaking and Marketing to achieve the right results across such a broad range of brands, wine varieties, styles and price points.

Group Winemaking, together with Marketing, provide the big-picture business context, looking at the market dynamics, trends in wine styles and varieties, growth opportunities and fruit availability. That information is then fed to the 60 Brand winemakers, who juggle a complex bag of factors, such as vintage conditions, brand winemaking philosophy and individual creativity, to produce a range of wines that we can sell in markets around the world.

Continuous improvement is our goal and that comes by constantly challenging our thinking. The Group Winemaking team regularly conducts benchmark tastings for the Brand winemakers, looking critically at their wines and putting together a line-up of wines from around the world. The objective is to get a comprehensive understanding of wine style trends and consumer tastes and identify the implications for our portfolio. That approach, along with managing the difficult task of allocating fruit amongst the brands, is probably the most critical role of Group Winemaking, leaving individual Brand winemakers free to focus on upholding and developing the reputation and character of their brand portfolios.

It's a delicate dance we do in balancing the creative process of making wine with the commercial needs of the business and the changing market for wine.

SO HOW DOES IT WORK IN PRACTICE?

Our best example is the Lindemans flagship wine, Lindemans Bin 65 Chardonnay. Lindemans is rapidly approaching sales of seven million cases, making it the world's best-selling Australian wine brand by a big margin. For many years this wine has confounded the critics by consistently delivering quality wine on a massive scale. Philosophy has played a key part, but so too have creativity and innovation.

When Dr Henry Lindeman established his winemaking concern in 1843, he believed the one purpose of wine was to bring people happiness and that blending was the key to delivering good quality wines every time. For 160 years, Lindemans has been making wines in line with that philosophy, delivering 'drinkability' with reliably good wines for everyday enjoyment.

But, left to make wines in isolation, a winemaking team can lose market perspective. When Lindemans Bin 65 Chardonnay was created, the Australian style of Chardonnay was very much up-front fruit and lots of oak – 'sunshine in a bottle'. For almost 20 years, the Lindemans team conquered the challenge of consistently making the wine to a defined style, blending fruit from as many as 50 different wine regions and developing new techniques to improve the breed. However, tastes in wine change over time, and consumers are becoming more sophisticated. We recognised that Lindemans Bin 65 Chardonnay also needed to attune to these changing consumer preferences.

Consequently, Group Winemaking challenged the Lindemans team to look objectively at the wine and explore how to meet consumer demand without losing Lindemans Bin 65 Chardonnay's basic character. The result in 2002 was a soft, fruity, contemporary-style Chardonnay that's undeniably the Lindemans wine style we know. The wine has been a great success, winning two trophies and eleven medals, including five gold. Not surprisingly, we're all happy with the result.

Lindemans winemakers Emma Wood and Wayne Falkenberg. Lindemans Bin 65 Chardonnay is a remarkable winemaking achievement. The winemakers blend fruit from as many as 50 different wine regions yet consistently deliver the wine's quality and style.

GLOBAL BRAND MANAGEMENT



"AUSTRALIA'S WINERIES PRODUCE MORE THAN 10,000 WINES – AND THAT'S JUST SIX PER CENT OF THE WORLD'S WINE. POTENTIALLY, THERE ARE MORE THAN ONE MILLION LABELS WORLDWIDE. HOW TO CHOOSE?"

JOHN BALLARD, Managing Director and Chief Executive Officer

People often ask us why we value brands so highly. The simple answer is recognition and relevance. A brand is a standard bearer – it allows consumers to know what it represents and if it is relevant to them. Brands make purchasing wine a much easier task in a complex market that is becoming ever more crowded.

Wine was first made 7,000 years ago, but a wine brand is a relatively new concept. It wasn't until the 1980s that wine brands began to be promoted on a global scale.

In contrast to other beverage markets like soft-drinks, the wine industry is enormously fragmented with very few, if any, truly global brands. In that context, one of our greatest assets is a portfolio that includes three globally recognised brands: Penfolds, Rosemount Estate and Lindemans. Alongside these powerful brands is an array of brands that would be the envy of many wine companies: Wynns Coonawarra Estate, Seppelt, Devil's Lair, Coldstream Hills and Leo Buring among them.

Southcorp's marketing is focussed on global brand management. Portraying a consistent brand image and personality in all markets is critical to the brand being recognisable. Tailoring the execution of marketing campaigns to allow for cultural differences and variances in market maturity is the key to being relevant.

That's the philosophy but knowledge is the foundation and consumers are the focus. Knowing what consumers think and feel about a brand and what role wine plays in their life is critical to successful wine marketing. Knowledge is so important to Southcorp that we have just undertaken phase two of an international study that is probably the single largest global wine research project ever conducted.

We have looked at consumer awareness, attitudes to our brands and main competitor brands in Australia, the US and the UK. As a result we have a great understanding of where our brands are positioned in each market. The research will be done on an ongoing basis so that we can track responses to our marketing activity, as well as overall changes in the market.

Fundamentally, we understand the strengths of our brands in each market and we'll be looking to exploit those strengths going forward.



LINDEMANS TRIVIAL PURSUIT PROMOTION

Lindemans Trivial Pursuit consumer promotion ran to good effect in the UK and Australia. Tailored to each market and locally executed, it clearly reinforced a consistent global brand proposition.



PENFOLDS GOLD BARS PROMOTION

The Penfolds gold bars print advertising campaign was a finalist in one of the world's most prestigious creative advertising competitions, the New York Festival.

As part of an ongoing study of our brands and their position in each market, strategic marketing consultancy group 'Added Value' has conducted consumer research groups internationally.

SOUTHCORP KEY BRANDS



PENFOLDS
Producer of Australia's finest wine, the iconic Penfolds Grange

Southcorp sells more than 20 million cases of wine a year.



LINDEMANS
The world's most consumed Australian wine brand

Penfolds

AUSTRALIA'S MOST FAMOUS WINE



LEO BURING
Australia's foremost producer of Riesling over seven decades

Worldwide, an average of 468 bottles of our wines are consumed every minute of every day, 365 days of the year.



DEVIL'S LAIR
Intense and distinctive Margaret River fruit flavour



KILLAWARRA
A fine example of premium Australian sparkling wines



ROUGE HOMME
From premium vineyards in the Limestone Coast region



TOLLANA
Elegant and flavoursome wines from *South Australia*

ROSEMOUNT ESTATE

The Prestige Wine of Australia



BLUES POINT
Popular wine, *innovative packaging*



GLASS MOUNTAIN
Popular, fresh fruit-driven wine with avant-garde packaging



KAISER STUHL
A traditional family table wine



TALOMAS
Californian-grown, Australian-styled

"REPRESENTING THE DIVERSITY OF THE AUSTRALIAN CLIMATE AND HARNESSING THE RICH HISTORY OF OUR WINE INDUSTRY, SOUTHCORP OFFERS AN UNRIVALLED COLLECTION OF WINES THAT ARE FAVOURITES WITH CONSUMERS AROUND THE WORLD."

JOHN BALLARD, Managing Director and Chief Executive Officer



ROSEMOUNT ESTATE
Loved around the world for its full flavoured, easy drinking wines



WYNNS COONAWARRA ESTATE
A cornerstone brand in every cellar



SEPPELT
Arguably Australia's most awarded wine brand



COLDSTREAM HILLS
The pinnacle of cool-climate viticulture

1843 LINDEMANS
making life more enjoyable



SEAVIEW
A long-time favourite Australian bubbly



QUEEN ADELAIDE
Maker of Australia's favourite Chardonnay



MINCHINBURY
Top-selling Australian sparkling wine



EDWARDS & CHAFFEY
Celebrates the pioneering work of its founder

WYNNS
COONAWARRA ESTATE



THE ESTATE THAT MADE COONAWARRA FAMOUS



MATTHEW LANG
Outstanding value, easy drinking table wine

From John O'Groates to Medicine Hat, our wines are enjoyed in over 100 countries around the world.



KIRRALAA
Distinctive Australian wines of unparalleled quality and style

With total vineyard resources of over 8,000 hectares, Southcorp is one of the world's largest private vineyard holders.



HERRICK
Unique combination of French finesse and Australian winemaking nous

KEY COMPANY INFORMATION

VITICULTURE AND GRAPE RESOURCES

TOTAL HECTARES

VINEYARDS		ESTABLISHED (HECTARES)	DEVELOPING (HECTARES)	TOTAL (HECTARES)	VINEYARDS INCLUDE
SOUTH AUSTRALIA					
	– Northern	1,191	120	1,311	Barossa Valley, Eden Valley, Clare Valley, Markaranka, Magill
	– Central	608	23	631	McLaren Vale, Langhorne Creek
	– South eastern	3,099	101	3,200	Coonawarra, Padthaway, Robe, Bordertown
Total South Australia		4,898	244	5,142	
NEW SOUTH WALES					
	– Northern	425	–	425	Hunter Valley
	– Central	351	302	653	Mudgee, Orange
	– Southern	667	–	667	Barooga, Tumbarumba, Tumblong
Total New South Wales		1,443	302	1,745	
VICTORIA	– Northern	323	16	339	Lake Cullulleraine, Karadoc
	– Central and Southern	382	327	709	Great Western, Glenlofty, Drumborg, Yarra Valley, Heathcote
Total Victoria		705	343	1,048	
WESTERN AUSTRALIA		114	–	114	Margaret River
Total Western Australia		114	–	114	
FRANCE		159	–	159	Domaines de la Motte, Truilhas, les Boulandières
USA		182	–	182	Paso Robles
Total International		341		341	
Total Southcorp		7,501	889	8,390	

GRAPE SUPPLY (2003)


250
200
150
100
50
0
'000 Tonnes
223
212
186
67
41
40
2001
2002
2003
Southcorp vineyards
Externally

VINTAGE CRUSH TONNAGE (2003)


200
150
100
50
0
'000 Tonnes
164
126
140
113
132
94
2001
2002
2003
Red grapes
White grapes

Figures include bulk wine.

"WITH TOTAL VINEYARD RESOURCES OF OVER 8,000 HECTARES, SOUTHCORP IS ONE OF THE WORLD'S LARGEST PRIVATE VINEYARD HOLDERS."

STUART McNAB, Executive General Manager, Viticulture and Grape Resources

OPERATIONS AND SUPPLY CHAIN

WINERIES

FACILITY	LOCATION	TOTAL STAINLESS STEEL STORAGE (MILLION LITRES)	VINTAGE PROCESSING CAPACITY (TONNES)	ANNUAL BOTTLING CAPACITY (MILLION CASES)
Karadoc	Mildura, Victoria	98.6	71,000	9.5
Nuriootpa	Barossa Valley, South Australia	57.6	40,000	6.2
Denman	Hunter Valley, New South Wales	37.8	28,000	5.5
Great Western	Western Victoria	22.2	8,000	3.0
Coonawarra	South East, South Australia	19.2	55,000	N/A
Ryecroft	McLaren Vale, South Australia	22.8	26,000	N/A
Waikerie	Riverland, South Australia	17.4	39,000	N/A
Yenda	Griffith, New South Wales	10.9	18,000	N/A
Seppeltsfield	Barossa Valley, South Australia	5.8	7,000	N/A
Coldstream Hills	Yarra Valley, Victoria	0.4	1,200	N/A
Devil's Lair	Margaret River, Western Australia	1.0	2,000	N/A
Magill	Adelaide, South Australia	N/A	150	N/A
Herrick	Languedoc, France	3.0	3,500	N/A
TOTAL		296.7	278,850	24.2

N/A – Not Applicable

GLOBAL MARKETING AND SALES

REGIONAL SALES SUMMARY

REGION	VOLUME (MILLION CASES)	SALES REVENUE ($M)	EBITA ($M)
AUSTRALASIA	8.8	412.8	40.1
UK/EUROPE	6.1	280.3	(8.0)
THE AMERICAS	5.6	434.7	100.0
TOTAL	20.5	1,127.8	132.1

Before significant items of $22.9m relating to the change in USA depletions policy.
EBITA excludes significant items and SGARA.

SOUTHCORP POSITION IN KEY COUNTRIES

	MARKET SHARE OF AUSTRALIAN WINE	SOUTHCORP SHARE OF AUSTRALIAN CATEGORY
Australia	95.4%	22.8%
UK	24.0%	26.2%
USA	7.9%	44.6%

BRAND RANKING IN KEY COUNTRIES

	AUSTRALIA	UK	USA
Lindemans	4	6	14
Rosemount Estate	1	4	18
Penfolds	2	13	65

ACNielsen Value Sales June 2003

EXECUTIVE TEAM



1. John Ballard
MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

2. Adam Burck
EXECUTIVE GENERAL MANAGER, CHIEF MARKETING OFFICER

3. Thomas P Burnet
CHIEF EXECUTIVE OFFICER & PRESIDENT, SOUTHCORP WINES, THE AMERICAS

4. Dale Calhoun
EXECUTIVE GENERAL MANAGER, HUMAN RESOURCES

5. Michael Christophersen
EXECUTIVE GENERAL MANAGER, OPERATIONS

6. Bill Clark
EXECUTIVE GENERAL MANAGER, CORPORATE AFFAIRS & INVESTOR RELATIONS

7. Michael East
MANAGING DIRECTOR, AUSTRALASIA

8. Chris Hancock
EXECUTIVE GENERAL MANAGER, INDUSTRY & GOVERNMENT RELATIONS

9. Martin Hudson
LLB, B JURIS
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

10. Steve McClintock
CHIEF FINANCIAL OFFICER

11. Stuart McNab
EXECUTIVE GENERAL MANAGER, VITICULTURE & GRAPE RESOURCES

12. Peter Taylor
EXECUTIVE GENERAL MANAGER, WINEMAKING

13. Jeffrey Wilkinson
PRESIDENT, SOUTHCORP WINES EUROPE

John Ballard

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

For full biography refer to *Directors*, page 39.

Adam Burck

EXECUTIVE GENERAL MANAGER, CHIEF MARKETING OFFICER

Adam Burck joins as Executive General Manager, Chief Marketing Officer in September 2003. Mr Burck will oversee the global management of Southcorp's wine brands. Having worked for three major international consumer goods businesses, he has considerable expertise in building brands and developing international marketing capabilities within an organisation. From 1999 to early 2003, Mr Burck was Vice-President, International Marketing with California-based Ernest & Julio Gallo Winery, managing the international marketing team and a global portfolio of wine brands.

Thomas P Burnet

CHIEF EXECUTIVE OFFICER AND PRESIDENT, SOUTHCORP WINES, THE AMERICAS

For full biography refer to *Directors*, page 39.

Dale Calhoun

EXECUTIVE GENERAL MANAGER, HUMAN RESOURCES

Since 2002, Dale Calhoun has been responsible for developing the activities associated with the Human Resources function. Her extensive background as a senior Human Resources practitioner includes two years as Director, Human Resources with George Weston Foods Limited, and General Manager, Human Resources at Boral Building Products. Ms Calhoun is a Member of the Australian Human Resources Institute and the Australian Institute of Company Directors.

Michael Christophersen

EXECUTIVE GENERAL MANAGER, OPERATIONS

Michael Christophersen assumed this new role in May 2003. He has overall responsibility for Southcorp's four packaging facilities plus distribution and logistics, including demand planning and supply chain management. Mr Christophersen's 20-year career in production management includes four years with Southcorp in various operations roles. Most recently he was General Manager, Operations, South Australia/Western Australia.

Bill Clark

EXECUTIVE GENERAL MANAGER, CORPORATE AFFAIRS AND INVESTOR RELATIONS

Bill Clark was appointed in August 2003. His career has included terms as Chief of Staff to government ministers at both the NSW State and Federal levels, covering a number of portfolios including Treasury, Business and Consumer Affairs and Education. Mr Clark's private sector experience includes four years as General Manager, Corporate Affairs with Coca-Cola Amatil and three years as Corporate Affairs Director for Smiths Snackfoods.

Michael East

MANAGING DIRECTOR, AUSTRALASIA

Michael East assumed this role in June 2003, sixteen months after joining Southcorp as National Accounts Director. He is responsible for the company's commercial operations in Australia, New Zealand and Asia. Mr East has extensive experience in customer relationship management, wine retailing and distribution, having served as Sales Director and formerly as Regional Export Manager (UK and Europe) during his sixteen-year tenure at Orlando Wyndham.

Chris Hancock

EXECUTIVE GENERAL MANAGER, INDUSTRY AND GOVERNMENT RELATIONS

Chris Hancock, formerly Executive General Manager, Marketing now oversees the company's links with industry bodies and government. His 40-year Australian wine industry career included fifteen years as Managing Director, Rosemount Estate. He is currently Deputy Chairman of the Australian Wine and Brandy and Corporation, and a member of the Executive Council of the Winemakers' Federation of Australia. Mr Hancock is an Honorary Master of Wine.

Martin Hudson, LL B, B JURIS

CHIEF GENERAL COUNSEL AND COMPANY SECRETARY

Martin Hudson became Chief General Counsel and Company Secretary in 2001. He joined Southcorp following six years with Pacific Dunlop Limited, principally consulting on international class actions. Mr Hudson's legal career began at Moule Hamilton & Derham (now Freehills), where he remained for 26 years, gaining extensive international experience. He is a former Executive Councillor of the Winemakers' Federation of Australia.

Steve McClintock

CHIEF FINANCIAL OFFICER

Steve McClintock was appointed in June 2003 after a three-month secondment from PricewaterhouseCoopers. He was employed at PwC for nearly 30 years, including sixteen years as a partner, most recently in the Corporate Finance Division. He is a Fellow of the Institute of Chartered Accountants and a member of the Australian Accounting Standards Board.

Stuart McNab

EXECUTIVE GENERAL MANAGER, VITICULTURE AND GRAPE RESOURCES

Stuart McNab assumed this role in May 2003. He oversees Southcorp's vineyards and grower relationships. Dr McNab has held both regional and national roles with Southcorp since joining in 1994. He holds a University of Melbourne degree in Agricultural Science and gained his PhD in integrated pest management while working as a Research Scientist with the Victorian Department of Agriculture's Tatura Research Institute.

Peter Taylor

EXECUTIVE GENERAL MANAGER, WINEMAKING

Peter Taylor's appointment in May 2003 followed 23 years with Southcorp in brand and group winemaking roles, including six years as Penfolds' Senior Red Winemaker. As Executive General Manager, Winemaking, Mr Taylor has overall responsibility for the quality and direction of Southcorp's winemaking. He holds a degree in Applied Science and a Diploma in Oenology from Roseworthy Agricultural College.

Jeffrey Wilkinson

PRESIDENT, SOUTHCORP WINES EUROPE

Jeffrey Wilkinson was appointed President, Southcorp Wines Europe in January 2003 following his earlier secondment to the region. He is responsible for the company's sales, marketing and winemaking operations in the UK and European markets. Mr Wilkinson has 23 years experience in the Australian wine industry, including four years as Operations Director for Rosemount Estate – Mr Wilkinson possesses strong knowledge of Southcorp's brands, customers and operations. He combines this with expertise in general management, winemaking and customer service.

AUSTRALASIA


QANTAS

"THINK SOUTHCORP, THINK INNOVATION – WITH OUR BRANDS, OUR CUSTOMER SOLUTIONS, OUR FOCUS ON SHOPPER BEHAVIOUR. WE WILL BEHAVE LIKE THE MARKET LEADER; WE WILL DELIVER PROFIT."

INTERVIEW WITH MICHAEL EAST, Managing Director, Australasia

HOW DO YOU SEE GROWTH IN THE AUSTRALIAN MARKET? DO YOU THINK SOUTHCORP IS WELL POSITIONED TO CAPITALISE ON SUCH GROWTH?

Southcorp is set to achieve above-market growth with our leading brands – Penfolds, Rosemount Estate, Lindemans and Wynns Coonawarra Estate. Each is strongly represented in the important growth area of $8.00 – $15.00 per bottle, and all have strong consumer marketing programs in place to support them.

We have enhanced our sales and customer service capabilities and are committed to stronger brand management. As a result, Southcorp is positioned very well.

WHAT ARE YOUR PRIORITIES FOR MANAGING THE AUSTRALIAN BUSINESS?

Profitable growth. We have reviewed every aspect of our operations. This review has resulted in a significant change in our 'go to market' strategy. In essence we have moved from a deal-driven, shipments model to a consumer focus, depletions model. To make this change, we have addressed our trading terms and pricing policy. We have also upgraded our resource capability, de-layered management, eliminated discretionary spending and installed a new regional marketing team. All cost centres have been reviewed and we have removed the use of bonus stock, set clear parameters for promotional expenditure, and significantly reduced inventory holdings in the marketplace.

Another priority is Customer Relationship Management. We have made extensive changes to our sales, marketing and financial capabilities. There has been a requirement to recruit externally to build category and space management capability, in order to work more closely in partnership with our customers to build profitability into the wine category.

Southcorp will behave like the market leader by being innovative with our brands and our customer solutions, by focussing on consumer behaviour and by using this knowledge to grow the wine category.

CAN YOU COMMENT ON THE TREND TOWARDS RETAIL CONSOLIDATION?

Retail consolidation is a fact of life. It brings with it both challenges and opportunities for Southcorp. With consolidation comes compliance and scale. We are able to implement promotional activity and product ranges on a large scale and achieve an extremely high level of compliance. This approach gives a very good return for our promotional and resource investment.

We operate in a diverse marketplace consisting of major retail chains, independent retailers, wholesalers, hoteliers, restaurateurs, duty-free outlets, function centres, cafes and airlines, all of which have different product and promotional requirements. At Southcorp we have the depth of capability and strength in our brand portfolio to cater for the needs of all of our customers.

Each of them is vital to the delivery of profit for our shareholders.

WHAT ARE THE OPPORTUNITIES FOR WINE CONSUMPTION IN ASIA – HOW IMPORTANT IS THIS MARKET?

Asia is an important emerging region for us. By Western world standards, wine consumption is low. However, given the size of the population and the emergence of a growing middle class, Asia represents significant potential to generate very profitable returns in the medium to longer-term.

Over the last five years, there has been a threefold increase in per capita consumption of wine. Australian wine has taken advantage of this growth and in many countries of Asia is ranked either number one or two in terms of popularity – and continues to take market share from France and Italy. Sales of Penfolds, Rosemount Estate and Lindemans have played a significant part in this growth in recent years.

There is significant market share upside to be gained in countries such as Japan and China, and, with our powerful global brands, we are well positioned to capture this opportunity.

A range of Southcorp wines is now served on Qantas flights. See commentary page 24.



SEPPELT AT THE MELBOURNE CUP CARNIVAL

Seppelt's quarter-of-a-century affair with horseracing includes sponsorships of both the Melbourne Cup Carnival and the Australian Jockey Club's Randwick events.



PENFOLDS CELLAR PROMOTION

The highly effective Penfolds Cellar Promotion signalled a change in strategy – and achieved sales well in excess of forecasts.



JIMMY WATSON TROPHY

Rosemount Estate winemakers Charles Whish (right) and Matt Koch (left) with the Jimmy Watson Memorial trophy for 2002. Awarded to the best one-year-old red wine at the Royal Melbourne Wine Show, it is regarded as the most prestigious trophy in the Australian wine industry.

Penfolds Cellar promotion

While promotions will continue to be an important part of wine marketing, we have changed our strategy to focus on promotions that build brand equity and drive in-store demand. The first tangible evidence of this focus was the Penfolds 'Win a Cellar Money Can't Buy' promotion.

From our museum of old and rare Penfolds wines, we compiled a unique collection of wines that are simply not available for purchase as a set anywhere in the world. Launched on 1 May 2003 to coincide with the release of the Penfolds super-premium wines, including the highly acclaimed 1998 Penfolds Grange, the promotion ran for two-and-a-half months, keeping the spotlight on Penfolds well beyond the publicity surrounding the Penfolds Grange release.

The promotion, which was not supported by a sell-in discount, was embraced by Australian retailers and produced sales results far in excess of original forecasts. It drew almost 27,000 entries, accounting for retail sales of 118,711 bottles of Penfolds wines to the value of $3 million. Importantly, for the ongoing marketing campaign, the promotion attracted 14,400 registrations for the Penfolds online newsletter, significantly enhancing our ability to contact Penfolds consumers directly and promote future releases.

Our wines flying high

One of the great successes of 2003 has been our partnership with Australia's leading airline, Qantas. Southcorp's Andrew O'Brien and his On-Premise sales team created a program that saw Penfolds and Lindemans wines featured exclusively in Qantas Economy Class on all domestic and international flights for four months of the year. With Qantas flying to 33 countries and carrying more than 20 million passengers on their domestic and international routes each year, that's a lot of exposure for our wines.

The partnership also paved the way for other brands on Qantas flights throughout the year, with Qantas staff serving all major Southcorp brands at some point. For the first time ever, Rosemount Estate Roxburgh and the Coldstream Hills Reserve range are being served in Qantas First Class, along with Penfolds Grange.

In another exclusive deal, Qantas Business Class passengers became the first in Australia to taste the new Kirralaa range of wines being produced under our Rosemount Estate and Robert Mondavi partnership. With only small volumes of the Kirralaa wines available in Australia, an exclusive deal with Qantas was an ideal way to achieve maximum impact for the new range, which includes a Chardonnay, Merlot, Cabernet Sauvignon and Bushvine Shiraz.

Sales performance

Overall, the financial year fell short of expectations, driven by a number of key factors:

> A significant reduction in Penfolds Bins/super-premium products relative to the previous financial year, principally attributable to the smaller vintage and associated lower-margin product mix.

> Continuing market consolidation and competitive price discounting, resulting in margin pressure and unfavourable product mix.

> Volume-focussed, deal-driven transactions, centred on shipments to the retailers that resulted in significant promotional expenditure and contributed to margin pressure, retail price erosion and lower retailer support.

> A product deletions project which had an adverse impact on profitability. This project has been suspended and is under review as we reassess market opportunities based on brand profitability.

> A high cost base in a lower-margin market environment. In response, we have cut costs and tightened the management controls and measures such as marketing expenditure.

Main business activities

Through the past six months we have undertaken a detailed review of the Australasian sales organisation, resulting in significant upgrades in our frontline account and State management capability. We have also established a category and space management team to develop profitable partnerships with all parts of the retail trade. A coordinated communication program has been developed to ensure the whole team is clear on direction and priorities, and our frontline incentive scheme has been reworked to ensure greater linkage to these priorities.

We have revised our trading terms and promotional support programs to build value in our premium brand portfolio and encourage growth with our trading partners. Notably we have moved from an over-reliance on 'push' promotional strategies to value-creating 'pull' promotional strategies, with unique consumer promotional propositions such as the Penfolds 'Win a Cellar Money Can't Buy' and Rosemount Estate's 'Win a Million Dollars'.

We plan to accelerate innovation in product development in on-premise/premium off-premise products. Among these initiatives is the relaunch of the Seaview and Killawarra brands in the sparkling wine category for Christmas.

Market environment

We anticipate continuing challenging market conditions in the 2004 financial year across the region. We expect there will be a slowing of retailer consolidation in Australia as previous acquisitions are integrated into parent companies. There is a degree of political uncertainty in Korea and Indonesia which is impacting on tourism to those countries and subsequently on wine consumption. The outlook for New Zealand remains positive.

Inventory management will become increasingly important to all of our retail partners as they seek to maximise return on capital employed.

Southcorp's portfolio of brand leading products typically delivers significantly above-average rate of sale, and hence returns, to our retail partners.

KEY RESULTS	VOLUME (MILLION CASES)	SALES REVENUE $M	EBITA PRE-SGARA $M	EBITA/SALES REVENUE %	SALES REVENUE/CASE $
2003	8.8	412.8	40.1	9.7	46.92
Change %	(10)	(26)	(50)	(41)	(7)

UK/EUROPE



Harrods

"IN AN INCREASINGLY CHALLENGING AND COMPETITIVE ENVIRONMENT, WE ARE ADDRESSING PAST WEAKNESSES, AND FOCUSSING ON GROWING PROFITABILITY IN THE EUROPE, MIDDLE EAST, AFRICA (EMEA) REGION."

INTERVIEW WITH JEFFREY WILKINSON, President, Europe

WHAT IS THE MARKET POSITION AND ACCEPTANCE OF AUSTRALIAN WINES IN THE UK?

The acceptance of Australian wines in the UK is remarkably strong. Their popularity continues to grow, as they offer a range of appealing wine styles, consistent high quality and good value for money.

Australian wines are now the strongest selling wines from any country in the retail trade. In restaurants and other on-premise establishments, Australia ranks third and the appeal of Australian wines continues to grow.

Southcorp's brands are performing strongly, with Rosemount Estate, Penfolds and Lindemans all in the top thirteen selling wines.

SOUTHCORP HAS SUFFERED A SIGNIFICANT DECLINE IN EARNINGS AND MARGINS IN UK. WHAT ARE THE PRINCIPAL FACTORS RESPONSIBLE FOR THIS?

The factors are straightforward – we chased volume by promoting our wines too frequently and discounting too deeply. We also failed to manage the product mix of wines we sold and did not place enough emphasis on selling our higher-priced premium products. Given the importance of effective promotional activity in the UK market, exceptional skills are needed when it comes to retail promotional programs to ensure profitable outcomes are achieved, and we were deficient in this respect in the past.

WHAT ARE YOUR KEY AREAS OF FOCUS TO IMPROVE PERFORMANCE? WHAT PROGRESS IS BEING MADE?

Our priorities are the enhancement of our business systems, making our promotional activities more effective, and working in partnership with our customers to achieve mutually profitable outcomes.

We have already adopted marketing and sales initiatives to align our profit objectives more closely with those of our customers. These include reducing the extent to which our products are on promotion, so that our focus is on profitable volume growth, rather than volume growth for its own sake.

Building brand equity to stimulate consumer knowledge and demand is another important priority, which involves changing the marketing mix in the UK. The mandate is to enhance the inherent strength of Southcorp's brands in all sectors of the UK business, whether grocery, specialist retailers or on-premise.

I am confident the benefits of these initiatives will be apparent over the next year.

WHAT ARE THE OPPORTUNITIES FOR AUSTRALIAN WINES IN EUROPE? HOW IS SOUTHCORP POSITIONED?

Southcorp's strong brands have consumer recognition and acceptance in over 30 countries within Europe. Our products are distributed in the following countries:

Germany, Ireland, Nordic countries, particularly Sweden and Norway, Switzerland, Belgium, Netherlands and Luxemborg.

We have at least 30% share of the Australian category in all of these countries.

European interest in Southcorp 'Ultra Premium' and 'Luxury' wines is strong, with over 40% of sales being made in continental Europe.

Harrods now stocks a number of Penfolds and Rosemount Estate super-premium wines, including an exclusive six-bottle presentation case of Penfolds Super Premium Selection. See commentary page 28.


ORGANIC
FOOD
AWARDS
2002
Wine of the Year - Best Red

ORGANIC FOOD AWARDS

Penfolds Clare Valley Red 2001 was awarded the Organic Red Wine of the Year at the Organic Food Awards 2002 held in London.



BBC GOOD FOOD SHOW

The Lindemans stand at the BBC Good Food Show 2002 – the largest consumer food and drink show in the UK.



FESTIVAL OF SPEED

Rosemount Estate sponsored and showcased its wines at the Goodwood Festival of Speed, the world's biggest historic motorsport event, held in Sussex, UK.

Premium wines listed in London's flagship stores

As part of a new UK premium wines strategy we have appointed a Fine Wine Marketing Manager. We have targeted the on-premise trade and specialist retailers in the off-trade, as well as educating key buyers and media on the Company's top-end wines.

The 2003 London International Wine and Spirits Fair, which coincided with the Penfolds super-premium release, provided a great forum for educating these audiences. Winemakers Andrew Koerner and Andrew Baldwin presented the premium wines from Rosemount Estate and Penfolds in a tasting that highlighted the differences between the two brands and the regional variation of Australian wines. UK wine writer Robert Joseph headlined a specialist seminar for the on-trade, an ideal channel for premium wines but one in which Australian wines, including Southcorp's, are currently under-represented.

On the sales front, approaches to top-end retailers such as Harrods and Harvey Nichols in Knightsbridge, and Seifridges, the flagship Oxford Street retailer, have netted great results. Harrods now lists a number of Penfolds and Rosemount Estate super-premium wines. The Penfolds super-premium wines, all signed by Penfolds winemaker, Peter Gago, are presented in a Harrods-exclusive, limited-edition, six-bottle wooden case. Harvey Nichols and Selfridges are also stocking a range of Southcorp's premium and super-premium wines. With their specialist food and wine sections and reputations for excellent merchandise, all three stores are ideal for Penfolds Grange and Rosemount Estate's Balmoral Syrah.

Sweden

The Swedish wine drinker is embracing Australian wine like never before. Australian wine now accounts for over 8% of total wine sales and is growing at over 25% per annum. Sweden is Southcorp Europe's second largest market; there we account for more than 50% of all Australian wines sold. Six out of ten of the top selling Australian white wines and five out of the top ten red wines are made by Southcorp.

Lindemans is the number-one selling Australian wine, and Lindemans Bin 65 Chardonnay is the largest-selling white wine in the country. In a recent tender issued by the Swedish alcohol monopoly Systembolaget for three Australian Merlots, Southcorp won all three tenders, two won by Lindemans and the third by Rosemount Estate.

Penfolds received a boost at the 2003 Vinordic Wine Challenge held in Stockholm in March 2003, with Penfolds Bin 28 Kalimna Shiraz 1999 receiving a gold cup for the 'best value red wine' in the 'excellent wines' category and a silver cup for the 'best overall value among the red wines'.

Sales performance

The 2003 financial year has been difficult. Volume is down as a result of the strategy to move out of low margin and customers' own-label brands, and the movement to FOB (free-on-board trading terms) for some key customers during the previous year. The cost of doing business increased in the UK as the trend towards deeper discounts accelerated, and Europe saw the full impact of economic difficulties in the key markets of Germany, Switzerland and Ireland.

Main business activities

The UK and European business markets and sells 6.1 million cases, split 4.1 million in the UK and 2.0 million in Europe. The business offers the full portfolio of Southcorp's brands targeted to consumers, either directly to retailers (primarily the UK) or through distributors (primarily Europe). The business is supported by a sales team of ten in Europe and 22 in the UK, with a full program of brand and trade marketing activity. Sales to customers are either delivered FOB ex-Australia or from a warehouse in the UK.

Competitive landscape

The competitive environment has hardened during the last year, with price and promotion being adopted by both the retail trade and wine companies. As a result, price per litre has remained static in the total market (+1.1%) and declined marginally in the Australian category (-0.2%).

Despite this competition, there has been encouraging growth in premium price categories.

Economic variables

In the UK, retail sales have remained stronger than in Continental Europe.

Further consolidations in the UK grocery sector have strengthened the position of major retailers.

Another of the factors influencing the market was an increase in UK Excise Duty.

KEY RESULTS

	VOLUME (million cases)	SALES REVENUE $m	EBITA PRE-SGARA $m	EBITA/SALES REVENUE %	SALES REVENUE/CASE $
2003	6.1	280.3	(8.0)	(2.8)	45.81
Change %	(17)	(32)	(111)	(116)	(17)

THE AMERICAS



"AMERICAN WINE CRITICS AWARDED 49 OF OUR WINES SCORES OVER 90 POINTS, THE STRONGEST CRITICAL ACCLAIM IN THE INDUSTRY. THE MARKETPLACE AGREES – NEARLY HALF OF AUSTRALIAN WINES SOLD ARE SOUTHCORP'S."

INTERVIEW WITH THOMAS BURNET, President, The Americas

HOW DO YOU ACCOUNT FOR THE AUSTRALIAN WINE PHENOMENON IN THE UNITED STATES?

There are many reasons, but fundamentally I believe the success we have seen with Australian wines has been due to the quality of the wine in the bottle. The fact is our wine is superior value at many different price points, our labels and marketing are easy to understand and non-intimidating for Americans, and the wine style is one they enjoy.

HOW ARE SOUTHCORP'S WINES PERFORMING IN NORTH AMERICA?

For the year just completed, we expect the rate of sale through retail outlets relative to the previous year to have grown in the US by 23%. I am extremely pleased with this result, given that the recent industry growth average for most American wine companies is flat or negative. Rosemount Estate and Lindemans were two of the fastest-growing brands in the Nielsen Top 20, easily outpacing extremely strong Californian brands.

In Canada, we are the leading Australian importer. We grew depletions at a rate far in excess of our competition. We see this success as testament to our focus, our superb sales team and, of course, to our world-class brands.

HOW DO YOU SEE THE GROWTH OF AUSTRALIAN WINES IN THE US?

The Australian wine category is growing at a pace that should continue to outperform the US table wine category for at least the next few years.

Australian wines will continue to grow because of the superb quality to price ratio, which is hard to beat in the wine industry today at any price point. At Southcorp, we are fortunate to have such great wines to work with; few other companies receive such credit for winemaking across all brands.

WHAT STRATEGIES IS SOUTHCORP PURSUING TO GROW THE AMERICAS BUSINESS? WHAT ARE THE KEY AREAS OF YOUR FOCUS?

Southcorp's focus is on consumer demand and building our brands. We are investing in marketing and giving extra energy, resources and specialist staff to our on-premise business – without neglecting our core retail customers. We will also focus on gross profit growth to maximise shareholder value.

The Penfolds Top 10 Restaurant Challenge is an important new initiative. Penfolds actually saw triple-digit growth this year and is well on its way to becoming a Top 10 restaurant brand within a few years. Our distributors have taken up this challenge with enthusiasm. Success can be seen in hotels, independent restaurants and restaurant chains, which are important sampling opportunities for wines.

The Lindemans Reserve label has been launched in Canada and all 50 US States this year, and orders are already strong. Loyal North American Lindemans Bin 65 Chardonnay customers, who have long-supported the brand and made it the best selling Australian white wine in the market, have embraced the addition of the Reserve label.

Rosemount Estate continues to represent an exciting opportunity; I believe that we are just scratching the surface of this superb brand. Although the Rosemount Diamond Shiraz is definitely the brand driver in the United States, we are starting to get recognition for our world-class range of prestige wines.

I also see amazing potential for Wynns Coonawarra Estate for the on-premise channel in North America. Later this year, a team from the winery will be coming over to educate the wine trade and press on the Wynns brand and Coonawarra, as part of an ongoing education initiative we have mapped out for that brand.

In February 2003, the Olive Garden restaurant chain added Penfolds Thomas Hyland Shiraz to its core wine list in all of its 520 locations. See commentary page 32.



TOP WINE RATINGS

More than ten wines from the Rosemount Estate Prestige Collection have received 90 points or better in America's leading wine publications.



'WALKABOUT' AUSTRALIA

The Aspen Food and Wine Classic enabled guests to 'Walkabout' the wine regions of Australia by tasting our wines.



PENFOLDS GRANGE VERTICAL TASTING

Penfolds largest ever Grange Vertical Tasting, held in Las Vegas, gave more than 1,000 wine critics, consumers and collectors the opportunity to taste ten exceptional vintages of Penfolds Grange.

Olive Garden restaurant chain

The Olive Garden restaurant chain added Penfolds Thomas Hyland Shiraz to its core wine list in all of its 520 locations in February 2003. This placement has been much more successful than either party had envisioned, with annual sales projected to be over 20,000 cases. Olive Garden's wine program is on the cutting edge of neighbourhood restaurants, and it has delivered great results. As a whole, the chain sees over 2.7 million guests per week. Wine sales have doubled since 1997, in part because the chain makes ordering wine comfortable for a clientele that may otherwise be intimidated by it. For example, they offer customers a complimentary taste of wine and carefully train servers on their wine selections. Olive Garden's Director of Culinary and Beverage Strategy, Bill Edwards, believes that wine sales can double again with a continued focus on wine education and by maintaining strong relationships with suppliers.

Olive Garden strives to offer an authentic Italian mealtime experience of fresh food complemented by wine. Although the chain has traditionally focussed on serving wines with an Italian bent, they chose Penfolds Thomas Hyland Shiraz because they believe the wine pairs with many of their dishes perfectly. In fact, their Wine Pairing menu suggests Penfolds Thomas Hyland Shiraz as an accompaniment to the 'Tour of Italy' meal of lasagna, chicken parmagiana and fettuccine alfredo.

Canada

The Canadian market represents 15% of the total sales in The Americas region, yet is actually the fourth biggest market for all of Southcorp. 2003 has seen a continuation of spectacular Canadian growth. Southcorp is the number-one Australian supplier in the country, and is on course to become the leading import supplier as well.

Lindemans is the leading Australian wine brand in Canada. Lindemans Bin 65 Chardonnay was created for the Canadian market in 1985 and continues to be the best-selling Chardonnay (750ml) in Canada, beating all its French, Australian and Californian competitors. Lindemans Bin 50 Shiraz is the best-selling Shiraz. In the near future, Lindemans will hit the half million case per year milestone. The brand has the highest growth rate among the top ten wines in Canada, proving that Canadians love Lindemans wine and have continued to support it for almost 20 years.

Like Lindemans, Penfolds and Rosemount Estate are also experiencing double-digit growth. Penfolds is still enjoying strong growth as a result of the introduction of the Penfolds Thomas Hyland and Penfolds Rawson's Retreat ranges. Rosemount Estate was honoured by the LCBO (Liquor Control Board of Ontario) for its successful Breast Cancer promotion with an 'Elsie' award for social responsibility. This year, Southcorp received a total of three 'Elsie' awards – more than any other supplier.

Sales performance

Depletions grew 25% due to continued strength in the Canadian market and new product activities in the US. New products, including Lindemans Bin Series 1.5 litre, Rosemount Estate Blended Varietals 1.5 litre and Lindemans Reserve label outpaced volume growth in the US. These lower-margin products are part of a strategic move on the part of Southcorp to increase volume and attract consumers from a previously untapped segment of the wine market. Sales per case and EBITA were also negatively affected by foreign exchange in the second half of the year.

Main business activities

Our focus in 2003 is on the consumer and on further building our brands. We recognise that at this point in the cycle, there is intense competition for shelf space, for mind share of the consumer, and for maintaining our leadership position within the wine industry.

Market environment

Despite a stagnant economy in the US, consumption of Australian wine through the grocery channel is still growing at 55% and makes up 7.9% of all wines sold in that market, so we see a bright long-term future. Even given the current oversupply situation with Californian wine, which has caused a lowering of many brand prices and new product activity, growth in the Australian sector is continuing at rates far above the average for table wine.

Competitive landscape

We anticipate a continuation of difficult market conditions in the 2004 financial year due to two key factors. First, the above-market growth of the Australian segment has attracted a significant amount of competitive activity. Most major US-based wine companies now participate in the category, and there are several successful Australian-owned brands in the market in addition to ours.

Second, the continuing surplus of Californian wine grapes is resulting in a decline in average pricing for all major brands that compete in the premium (US $6–$8.99) segment, where the majority of our products are priced. In addition, the grape surplus has led to the emergence of the 'Super Value' segment, which features varietal wines in 750ml bottles that retail for US $2–4. Some consumers of premium wines can be expected to trade down to these products.

Economic variables

The American economy is expected to improve during the 2004 financial year. The steady reduction in interest rates and a recent tax cut in the US is expected to spur on consumer demand and corporate capital investment, which have been somewhat weak over the past two years. This reduction should not have a direct impact on the US $6–$8.99 segment, as it has shown resilience recently, growing 13% during the last quarter of the financial year.

KEY RESULTS

	VOLUME (MILLION CASES)	SALES REVENUE $M	EBITA PRE-SGARA $M	EBITA/SALES REVENUE %	SALES REVENUE/CASE $
2003	5.6	434.7	100.0	23.0	77.68
Change %	10	(8)	(26)	(19)	(16)

Before significant items of $22.9m relating to the change in USA depletions policy.

OUR PEOPLE, OUR ENVIRONMENT AND OUR BUSINESS



"SOUTHCORP IS COMMITTED TO OPERATING A SAFE, HEALTHY, INJURY-FREE AND ENVIRONMENTALLY SOUND BUSINESS."

JOHN BALLARD, Managing Director and Chief Executive Officer

For any business that derives its livelihood from the land, the highest standards of environmental management and a commitment to sustainability principles are essential. As Australia's largest owner and operator of vineyard assets, we believe Southcorp has a responsibility to lead the way by keeping our own properties in order and by taking a stance on issues that influence the communities we work in, as well as influencing the future of the industry.

We recognise that land and water management play key roles in maintaining the international reputation of the Australian wine sector as 'clean and green' – a reputation that will be of increasing value in the future.

Southcorp has embraced sustainability as more than a matter of compliance. We see it as integral to our business operations and to our relationship with stakeholders.

Our commitment to sustainability is demonstrated from the national policy level through to management actions at our vineyards.

THE ACF–SOUTHCORP ALLIANCE

2003 is the third year of our Alliance with the Australian Conservation Foundation, Australia's premier national environmental advocacy group. The first of its kind in Australia, the Alliance provides a model for business/community partnerships working together to tackle issues affecting our country.

For the Alliance, a major national issue is salinity and its impact on natural ecosystems, agricultural production and rural communities.

In collaboration with the ACF, we have engaged governments, regional catchment bodies, the scientific community and others in the search for practical ways to manage land and water to mitigate the effect of dry land salinity. In 2003 Southcorp sponsored a national seminar – 'Farms to Landscapes' – focussing on the opportunities for linking 'back paddock' farm practices to the 'big picture' of whole catchments. A seminal publication – *Salt: Nature in the Balance* – looked at the impact salinity is having on Australia's biodiversity. This major educational resource was launched on behalf of the Alliance by John Ballard and the ACF President, Peter Garrett at Sydney's Taronga Park Zoo in June 2003.

As the Alliance evolves, Southcorp is drawing upon the skills and knowledge of the ACF to help improve our environmental management practices, especially in the area of biodiversity conservation in our vineyards.

SALINITY MAPPING – ENSURING OUR OWN BACKYARD IS IN ORDER

Our vineyards utilise sophisticated salinity mapping technology. After determining the salt concentration in the soil, we apply gypsum selectively, modify water storage to minimise seepage losses from dams into surrounding vineyards, or install drip rather than spray irrigation systems to lessen salinity spread. Since switching to drip irrigation, the Padthaway vineyard in South Australia has been able to conserve over 2,000 megalitres of water per annum, or about 50% of its longer-term water utilisation rate, while watering 1,188 hectares.

ENVIRONMENTAL MANAGEMENT INITIATIVES

During 2003 our Site Environmental Management Planning (SEMP) system came on-line.

Under the guidance of the Global Health, Safety and Environment team we completed the roll-out of individual site environment plans across all our Australian wineries and vineyards.

This is a highly integrated approach that develops detailed environmental management plans with each site. Our SEMPs are based on specific site environmental and operational risks and are underpinned by environmental and sustainable management principles.

Measurement of key performance indicators and regular monitoring ensure reduced environmental impact – through lower chemical usage and the more efficient use of natural resources, including water, fuel and power. The SEMP process encourages all Southcorp employees to consider the total environmental context of their actions and to take a holistic approach to managing our business in order to minimise environmental impacts.

Bernie Ryan (right), Heathcote Vineyard Manager, with Andrew Pearson (left), Revegetation Links Officer, Victorian Department of Natural Resources and Environment, at the Heathcote Vineyard at Corop in Victoria. The vineyard exemplifies how Southcorp applies environmental principles and works closely with local government to address local area issues.

OUR PEOPLE, OUR ENVIRONMENT AND OUR BUSINESS

VINEYARD PLANNING – SUSTAINABILITY PRINCIPLES IN ACTION

The Heathcote Vineyard, at Corop in Victoria, exemplifies how Southcorp applies its environmental principles. Planned and planted between early 2001 and mid-2002, the 540-hectare site (440 ha plantable) – of which 225 hectares are planted – has been transformed from broad-acre agricultural usage and dairy operation to a 'state-of-the art' modern vineyard. In a recent trip to the area, Chloe Munro, Secretary, Department of Primary Industries, commended Southcorp for Heathcote Vineyard's comprehensive demonstration of environmentally responsible development. Southcorp has worked extensively with the neighbouring farms and communities, local government, catchment management authorities and others to develop a 'whole of farm' plan that has identified and addressed local area concerns associated with the vineyard development and operation.

The outcome? The Heathcote Vineyard boasts a number of 'best practice' initiatives. Using the intelligence derived from a detailed soil survey, irrigation systems are accurately controlled utilising soil moisture devices, and groundwater quality is tracked. A native vegetation plan was developed, based on an extensive flora and fauna survey, to monitor the improvement of biodiversity values as the extensive plantings of indigenous vegetation become established. An archaeological survey identified sites of heritage and/or Aboriginal significance. Drainage on the site minimises the potential for soil erosion and any adverse impact on water quality in nearby water systems by ensuring that during periods of high rainfall. Water run-off is intercepted and directed into drainage lines planted to indigenous vegetation.

In short, Southcorp has implemented a series of integrated environmental strategies to protect and enhance all aspects of the natural environment and deliver a modern and efficient vineyard.

INTEGRATING HEALTH AND SAFETY

Our people are our greatest asset and ensuring their health and safety is simply good business practice. Our efforts in recent years have been straightforward – focus on our risks, involve our people in providing solutions, and integrate health, safety and environmental aspects in the day-to-day and strategic management of our business.

HEALTH AND SAFETY PERFORMANCE

Our safety performance has been especially pleasing in the last twelve months. Specifically, our Lost Time Injury Frequency rate has improved significantly.

The table below shows Southcorp's performance on Lost Time Injury Frequency for 2003 compared with wine industry statistics compiled by the South Australian Wine and Brandy Association.

We have also adopted a balanced scorecard approach to measuring health and safety performance improvement across five key performance indicators, including traditional safety as well as finance. The advances in site health and safety outcomes are directly linked with company-wide statistical and financial performance improvements.

LOST TIME INJURY FREQUENCY – 2003



30
25
20
15
10
5
0
W&B Industry Data
Total SCW
July 2002
Aug 2002
Sept 2002
Oct 2002
Nov 2002
Dec 2002
Jan 2003
Feb 2003
Mar 2003
Apr 2003
May 2003
June 2003

CLARE VALLEY VINEYARD SETS NEW INDUSTRY RECORD FOR SAFETY

In June 2003, Southcorp's Clare Vineyard in South Australia achieved the remarkable milestone of ten years free of a lost-time injury. Covering 220 hectares, the Clare vineyard is one of the largest organic vineyards in Australia. As with many of our vineyard holdings, older established vines coexist with more recent plantings. Consequently, all of the 'traditional' vineyard practices – and their hazards – are present, including hand pruning, machine operations and outdoor work.

Two key activities are responsible for the achievement of the Clare vineyards:

> The holistic approach of vineyard Manager John Matz and his team to the integration of health, safety and environmental management into day-to-day business practices.

> The participation of the people involved in the operations in determining the safest and most efficient way to undertake their work.

Seen as a 'model' organic vineyard, Clare took out the award for Organic Red Wine of the Year, presented by the Soil Associations Food Award 2002 in the United Kingdom.

HOMEGROWN SOLUTION TO A COMMON INDUSTRY RISK

During the 2001 vintage, the Padthaway vineyard, in South Australia, identified the safety risks of manually sorting material such as wood and other matter from grapes on machine harvesters. The solution the company devised was a mechanical stick sorter.

Trialled and applied in the 2002 and 2003 harvests, eleven 'stick flickers' are now in operation. They have eliminated the injury risk to employees of manually sorting, have resulted in more efficient deployment of employees and improved the quality control associated with the removal of waste material. The outcomes have been greater safety, less waste and reduced maintenance to harvesters through blockages and breakdowns.

This achievement was recognised by SA WorkCover awards when Southcorp was runner-up in the Safe Design Awards for 2002.

SPONSORSHIPS AND CHARITABLE DONATIONS

Southcorp has long supported a range of sporting, cultural, environmental, industry organisations and community and educational initiatives. As a large investor in rural Australia it is appropriate that our single biggest sponsorship is an alliance with the Australian Conservation Foundation.

The many organisations and events we have supported this year include:

Environment

> Australian Conservation Foundation – salinity campaign
> Barossa Bushgardens
> Birds Australia – Red-tailed Black Cockatoo

Sports

> 2002 Melbourne Cup Carnival
> Goodwood Revival Meeting (UK)
> Heineken Golf Classic

Arts and fashion

> Adelaide Symphony Orchestra
> Lindemans Moonlight Cinema
> Open Air Cinema
> Mercedes Fashion Week
> Berkeley Symphony (USA)

Wine and food

> International Wine and Spirit Competition – Chris Hancock Trophy
> Chair of Viticulture, University of Adelaide
> Food & Wine Baby Chefs (USA)
> Young Restaurant Manager of the Year (UK)
> Master of Wine Writing Scholarship (UK)
> Sommelier of the Year (Australia)
> Epcot 8th Annual Food & Wine Festival (USA)

Charity and health research

> The National Heart Foundation
> Royal Melbourne Children's Hospital
> Marie Curie Cancer Research (UK)
> Canadian Cancer Society (Canada)
> Royal Adelaide Hospital Development Fund



DEVIL'S LAIR

Devil's Lair winemaker Stuart Pym at work. The colourful perennial cover crop of crimson clover between the vines limits soil degradation and creates a habitat that balances the natural biota inside the vineyard.

DIRECTORS



1. Helen A Lynch, AM
NON-EXECUTIVE DIRECTOR

2. Stephen Gerlach, LL B
NON-EXECUTIVE DIRECTOR

3. Richard F E Warburton
NON-EXECUTIVE DIRECTOR

4. Robert I Oatley, BEM
DEPUTY CHAIRMAN,
NON-EXECUTIVE DIRECTOR

5. T Brian Finn, AO, FIE (AUST), FTSE, FUTS, FACS
CHAIRMAN,
NON-EXECUTIVE DIRECTOR

6. John C Ballard, MBA, FAICD
MANAGING DIRECTOR,
CHIEF EXECUTIVE OFFICER

7. A G (Sandy) Oatley
NON-EXECUTIVE DIRECTOR

8. Donald R Argus, AO, FAIBF, FCPA
NON-EXECUTIVE DIRECTOR
(RETIRED 27 AUGUST 2003)

9. Thomas P Burnet, AB (EC) (PRINCETON), MBA (UNIVERSITY OF CHICAGO)
EXECUTIVE DIRECTOR

T Brian Finn
AO, FIE (AUST), FTSE, FUTS, FACS
CHAIRMAN, NON-EXECUTIVE DIRECTOR

Company Director. A Director since August 1994; Deputy Chairman from July 1996 to November 2001; appointed Chairman of the Board of Directors in November 2002 and as Executive Chairman from February to April 2003. He is a member of the Remuneration & Nomination Committee. Mr Finn is also a Director, AXA Asia Pacific Holdings Limited. Age 66. Resident Queensland.

Robert J Oatley, BEM
DEPUTY CHAIRMAN, NON-EXECUTIVE DIRECTOR

Company Director. A Director since November 2001; appointed Deputy Chairman of the Board of Directors in November 2001 and as an Advisor to the Board from February 2001 to November 2001. He is a member of the Audit & Compliance and Remuneration & Nomination Committees. He is also a Director, Tangfu Pty Ltd, Balmoral Pastoral Pty Ltd, Reline Investments Pty Ltd (the largest shareholder in Southcorp Limited), Balmoral Air Pty Ltd, Herbert Street Investments Pty Ltd and Balmoral Operations Pty Ltd. Age 75. Resident New South Wales.

John C Ballard, MBA, FAICD
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Company Director. A Director since April 2003. Appointed Managing Director and Chief Executive Officer of the Company on 28 April 2003. He is an ex-officio member of the Audit & Compliance and Remuneration & Nomination Committees. Mr Ballard is also a Director, Rinker Group Limited; a Trustee, Sydney Opera House Trust; former Chairman, Wattyl Limited, former Non-Executive Director, Email Limited and Woolworths Limited; former Managing Director, Asia Pacific, United Biscuits Ltd and former Managing Director, Snack Foods, Amatil Ltd (now Coca-Cola Amatil Ltd). Age 57. Resident New South Wales.

Stephen Gerlach, LL B
NON-EXECUTIVE DIRECTOR

Company Director. A Director since August 1994. He is Chairman of the Corporate Governance Committee and a member of the Audit & Compliance Committee. Mr Gerlach is also Chairman, Santos Limited, Futuris Corporation Limited, Elders Australia Ltd, Challenger Beston Limited, Deputy Chairman, Riverland Water Pty Ltd; Director, Elders Rural Bank Ltd; Trustee, Australian Cancer Research Foundation; Chairman, Foodbank SA. Age 58. Resident South Australia.

Helen A Lynch, AM
NON-EXECUTIVE DIRECTOR

Company Director. A Director since July 1996. She is Chair of the Audit & Compliance Committee and a member of the Remuneration & Nomination Committee. Ms Lynch is also Chair of OPSM Group Limited and Sydney Symphony Holdings Pty Ltd; Director, Westpac Banking Corporation. Age 60. Resident New South Wales.

A G (Sandy) Oatley
NON-EXECUTIVE DIRECTOR

Company Director. A Director since February 2001. Mr Oatley was previously a Director of Rosemount Estates Pty Ltd. He is a member of the Audit & Compliance and Corporate Governance Committees. He is also a Director, Tangfu Pty Ltd, Reline Investments Pty Ltd (the largest shareholder in Southcorp Limited), Balmoral Air Pty Ltd, Balmoral Operations Pty Ltd, Balmoral Pastoral Pty Ltd and Woodbrook Vineyard Pty Ltd. Woodbrook Vineyard Pty Ltd is a partner in Wattlebrook Vineyard. Age 51. Resident New South Wales.

Richard F E Warburton
NON-EXECUTIVE DIRECTOR

Company Director. A Director since June 1993. Mr Warburton will not seek re-election as a Director at the 2003 AGM. He is a member of the Remuneration & Nomination and Corporate Governance Committees. Mr Warburton is also Chairman, Caltex Australia Limited and HIH Claims Support Limited; Director, Note Printing Australia Limited, Nufarm Limited, Tabcorp Holdings Limited. Age 62. Resident New South Wales.

Thomas P Burnet, AB (EC) (PRINCETON), MBA (UNIVERSITY OF CHICAGO)
EXECUTIVE DIRECTOR

Company Director. A Director since March 2003. He is the President of Southcorp Wines, The Americas. Mr Burnet joined the Company in 2002 from US wine company Brown Forman, where he was President of both the international spirits and worldwide wine divisions, prior to which he served as Chief Financial Officer of the wine & spirits businesses. Age 49. Resident California, USA.

Donald R Argus, AO, FAIBF, FCPA
NON-EXECUTIVE DIRECTOR

Company Director. A Director since May 1999. Mr Argus retired in August 2003. He was a member of the Audit & Compliance and Corporate Governance Committees. Mr Argus is also Chairman, BHP Billiton Limited and BHP Billiton plc, Brambles Industries Limited and Brambles Industries plc; Director, Australian Foundation Investment Company Limited, International Advisory Council of Allianz Aktiengesellschaft; former Chief Executive Officer, Managing Director, National Australia Bank Ltd. Age 65. Resident Victoria.

Richard H Allert, AM, FCA
FORMER CHAIRMAN, FORMER NON-EXECUTIVE DIRECTOR

Mr Allert, a Chartered Accountant, was a Director from August 1983 until his retirement at the 2002 Annual General Meeting, including a period as Chairman of the Board of Directors from November 1989 until his retirement. He was also Chairman of the Audit & Compliance and Remuneration & Nomination Committees. Age 60. Resident South Australia.

Keith M Lambert, BA (HONS) (ONTARIO), CA (ONTARIO)
FORMER MANAGING DIRECTOR, FORMER CHIEF EXECUTIVE OFFICER

Mr Lambert was appointed Chief Executive, Southcorp Limited and an Executive Director of the Company on 28 February 2001. He was appointed Managing Director, Chief Executive Officer, on 30 June 2001. Mr Lambert resigned on 3 February 2003. Age 48. Resident New South Wales.

CORPORATE GOVERNANCE STATEMENT

The Board's key objectives are to:

- provide strategic guidance for the Company and effective oversight of management;
- optimise Company performance and shareholder value within a framework of appropriate risk assessment and management; and
- recognise the Company's legal and other obligations to all legitimate stakeholders.

In order to achieve these objectives, the Board is committed to working towards best corporate governance practices.

Corporate governance is the system or process by which a company is directed and controlled. Directors, as the shareholders' representatives, have responsibility for the governance of a company. Corporate governance is concerned with the way that the directors ensure that the organisation's systems and processes are properly controlled and functioning effectively and that management is complying with the policies and directives of the board of directors.

Good corporate governance structures encourage companies to create value for shareholders through sensible risk taking, but provide accountability and control systems commensurate with the risks involved.

In March 2003, the ASX Corporate Governance Council released its 'Principles of Good Corporate Governance and Best Practice Recommendations'. These guidelines provide a framework for good governance and include ten core principles and 32 specific recommendations. From next year, companies are obliged to explain if and why they do not comply with any of the recommendations.

In light of these Recommendations, a review of the Company's governance policies and procedures, (including the Charters of the Board and its Committees) is currently underway.

This statement outlines the main corporate governance principles and practices adopted by the Board and governing the Company during the 2003 financial year.

THE ROLE OF SHAREHOLDERS

The shareholders are the owners of the Company and the persons to whom the Board has primary responsibility. They also play a key role in the governance of the Company by electing the Directors at the Annual General Meeting in accordance with the Company's Constitution. All Directors, apart from the Managing Director, are subject to re-election by rotation no later than every three years.

The Annual General Meeting also provides shareholders with the opportunity to express their views on matters concerning the Company and to vote on other items of business for resolution by shareholders.

The Company's external auditors attend the Annual General Meeting and are available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors' report.

COMMUNICATION WITH SHAREHOLDERS

The Board respects the rights of shareholders and recognises the importance of forthright communications as a basis for fostering shareholder and investor trust and confidence and for building shareholder value. Consequently, the Board strives to:

- communicate effectively with shareholders; and
- make it easy for shareholders to participate effectively in general meetings.

In order to achieve these goals, the Board aims to keep shareholders informed of all major developments affecting the Company's activities and its state of affairs through distribution of the full or concise annual report, half-yearly report, Chairman's address to the Annual General Meeting and easily understandable notices of meetings, and through regular and timely announcements to the Australian Stock Exchange (ASX) and releases to the media. Copies of all public releases are also posted on the Company's website, together with the Company's annual report and transcripts of presentations to brokers and analysts, investor presentations and annual reports. Since 2000, ASX announcements have been maintained on the Company's website. In addition, this year's Annual General Meeting will be web-cast.

Shareholders who require further details on investor information and services should refer to pages 73 to 76.

COMMUNICATION WITH THE MARKET

The Company has in place a formal Continuous Disclosure Policy containing practices and procedures for ensuring compliance with the continuous disclosure requirements of the ASX Listing Rules. Since 30 June 2003 (year end), the Board has conducted a review of the Continuous Disclosure Policy in the light of the ASX Corporate Governance and Best Practice Recommendations. The revised Continuous Disclosure Policy has been distributed internally to all Directors, executive officers and senior executives, and will be posted shortly on the Company's website.

'Continuous disclosure' involves the timely announcement of information to keep the market informed of material events and developments as they occur. The Board has appointed the Company Secretary as the person responsible for communications with the ASX. Under the Continuous Disclosure Policy, once a Director, executive officer or senior executive becomes aware of information concerning the Company that would be likely to have a material effect on the price or value of the Company's securities, they must immediately inform the Company Secretary, who must ensure that the information is released to the ASX. The Company Secretary must ensure that information, for release to the market is not released to any other person until the Company has given the information to the ASX and has received an acknowledgment that the ASX has released the information to the market.

THE ROLE OF THE BOARD

The Board is responsible for the overall corporate governance of the Company and, to that end, has adopted the key objectives set out at the head of this Corporate Governance Statement.

The primary responsibilities of the Board are:

- oversight of the Company, including its control and accountability systems;
- appointing and removing the Chief Executive Officer and approving terms of engagement and their termination benefits;
- ratifying the appointment and removal of the Chief Financial Officer and Company Secretary, and approving their terms of engagement and termination benefits;
- input into and adoption of a strategic plan for the Company, prepared by management, and the monitoring of performance against the plan;
- ensuring that systems are in place to facilitate the effective management of the principal risks of the Company;
- ensuring that the Company has adequate reporting systems and internal controls (both financial and operational), codes of conduct and legal compliance systems and monitoring them;
- protecting the Company's financial position and its ability to meet its debts and other obligations as they fall due; and
- ensuring that the Company's accounts comply with relevant accounting standards and present a true and fair view.

COMPOSITION OF THE BOARD

The Board recognises that, to discharge its mandate properly so as to add long-term value to shareholders, it must have an effective composition, size and level of commitment.

The maximum number of Directors, as prescribed by the Constitution adopted by shareholders, is nine. At year end the Board was comprised of seven Non-Executive Directors, including the Chairman, and two Executive Directors – Mr J C Ballard, the Managing Director and Chief Executive Officer, and Mr T P Burnet, the President of Southcorp Wines, The Americas. Since year end, Mr D R Argus has retired from the Board, and Mr R F Warburton has indicated he will not seek re-election at the 2003 Annual General Meeting.

The former Chairman, Mr R H Allert, and former Managing Director and Chief Executive Officer, Mr K M Lambert, also held office for part of the 2003 financial year.

Details of the Directors, including their terms of office at the date of this Annual Report, and details of their skills and experience are set out in the Directors' Report on pages 39, 49 to 56.

With the exception of Messrs R I and A G Oatley, who are directors of Reline Investments Pty Ltd, the major shareholder in the Company, the Board considers that all of the current Non-Executive Directors are free from any material business or other relationship with the Company that could compromise their independence.

CORPORATE GOVERNANCE STATEMENT

While it is ultimately the responsibility of the shareholders to appoint Directors, the Board is responsible for selecting candidates and recommending them to shareholders. It has delegated the screening process to the Remuneration and Nomination Committee, from which it receives recommendations.

Independent advice is sought on possible new candidates for the position of Director. Careful consideration is given to setting criteria for new appointees to ensure that the Board maintains a broad range of expertise and, in each case, all Directors must be satisfied that the best candidate has been selected. An orientation program is provided for new members of the Board.

The composition of the Board is reviewed annually to provide for succession and to ensure that an appropriate mix of skills and experience is maintained. With the exception of Mr R I Oatley, Non-Executive Directors have agreed to retire from the Board by no later than the Company's Annual General Meeting following their 69th birthday. The Board continues to believe that Mr R I Oatley (who is 75 years of age), because of his knowledge of the global wine industry built over many years, is a valuable member of the Board and an appropriate exception to the Board's retirement policy. Under the requirements of the Company's Constitution, because of his age, Mr Oatley is obliged to offer himself for re-election to the Board at each Annual General Meeting of the Company.

BOARD PERFORMANCE REVIEW

A regular review is conducted of the Board's performance in meeting its responsibilities. The purpose of the review is to assess the Board's performance and identify areas for improvement. This process is designed to ensure that the Board meets the highest standards of corporate governance and that the Board and each Director can make an appropriate contribution to the Company's objective of growing shareholder value. The review is conducted with the assistance of external consultants.

Such a review was undertaken during the 2003 financial year, and has produced recommendations which are being considered in conjunction with the review currently underway into the Company's governance policies and procedures in the light of the ASX Corporate Governance Council's recommendations referred to on page 40.

BOARD'S RELATIONSHIP WITH MANAGEMENT

The management of the business of the Company is conducted by or under the supervision of the Chief Executive Officer, and by those other officers and employees to whom the management function is properly delegated by the Chief Executive Officer. The Chief Executive Officer is accountable to the Board for all authority delegated to executive management.

The Board receives detailed briefings from senior management on a regular basis during the year. The Board also makes visits to the Company's places of business and meets with local management, key customers and suppliers. These actions enable Directors to enhance their knowledge of the Company's activities and assist them in assessing the performance of senior managers.

Non-Executive Directors meet on their own regularly to review the performance of management and discuss corporate governance issues.

PURCHASE/SALE OF SHARES BY DIRECTORS AND EMPLOYEES

The Board encourages Non-Executive Directors to own shares in the Company to further link their interests with those of all shareholders. Non-Executive Directors do not participate in the Company's employee share ownership plans. However, Non-Executive Directors can elect to receive shares in the Company at market price in lieu of some or all of their cash remuneration.

Directors' shareholdings are shown on page 53.

The Board has in place a policy to provide guidance to Directors and employees if they are contemplating buying or selling shares or other financial products in the Company. The policy sets out the prohibitions on the trading of Company shares whilst in possession of price sensitive or 'inside' information. Under the policy, Directors and senior executives are required to obtain the consent of the Chairman prior to the purchase or sale of Company shares and employees must obtain the prior consent of the Company Secretary. Unless there are unusual circumstances, the purchase or sale of shares is restricted to the following 'trading windows':

- one month period after the Company's half-year profit announcement;
- one month period after the Company's annual profit announcement;
- the period from the time of lodgement of the Company's annual report with the ASX until one month after the Company's Annual General Meeting; and
- the rights trading period when the Company has issued a prospectus.

DISCLOSURES BY DIRECTORS

The Board has in place a policy and procedures for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company. These arrangements are designed to ensure that the independence and integrity of the Board are maintained. Details of Directors' interests in contracts are set out on pages 54 and 55.

BOARD AND BOARD COMMITTEE MEETINGS

Scheduled meetings of the Board are normally held nine times a year and the Board meets on other occasions to deal with matters which require attention between scheduled meetings. Meetings of Board Committees are scheduled regularly during the year.

The table on page 49 shows the number of meetings held during the 2003 financial year and the attendance by each Director.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The amount of remuneration, and all monetary and non-monetary components, for each of:

- the Directors;
- the five officers of the Company and the consolidated entity continuing in employment receiving the highest emoluments; and
- the former officers of the Company and the consolidated entity who ceased employment during the 2003 financial year who received emoluments greater than the lowest of the top five officers of the Company and the consolidated entity continuing in employment

is set out on pages 52 and 53.

DIRECTORS' FEES

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is determined by shareholders at Annual General Meetings of the Company in accordance with the Constitution. The approved aggregate is $1,100,000. The aggregate fees paid to Non-Executive Directors during the 2003 financial year were $994,778.

Non-Executive Directors spend on average a minimum of 30 days per annum on Board and Board committee matters, including review and preparation time, meeting attendance, visits to Company operations and travel. The Chairman and Deputy Chairman spend a significant amount of additional time attending to their special responsibilities.

The fees paid for the 2003 financial year were as follows:

- Chairman – $250,000 per annum
- Deputy Chairman – $125,000 per annum
- Non-Executive Director – $80,000 per annum
- Chair of Audit and Compliance Committee – $12,000 per annum
- Audit and Compliance Committee fees – $10,000 per annum
- Other Committees – $8,000 per annum

There will be no change in these fees for the year to 30 June 2004, except that the fees for the Chair of the Audit Committee rose to $20,000 on 1 July 2003 to reflect the increased and increasing burden and responsibility placed on the Chair of that committee.

The Chairman and Deputy Chairman do not draw committee fees and no Director or Committee fees are paid to Executive Directors.

NON-EXECUTIVE DIRECTORS' SUPERANNUATION AND RETIREMENT BENEFITS

All Non-Executive Directors are members of the Plum Superannuation Fund for Southcorp Employees, a sub-fund of the Plum Superannuation Fund (*the Plum Fund*), in a special category, providing benefits on retirement for Non-Executive Directors. These benefits have been approved by shareholders. The total amount of retirement benefits paid by the Company and by the Plum Fund, with respect to Non-Executive Directors, has been based on the total Director's fees received for the three years prior to the date of ceasing to hold office as a Director.

The total benefit has been calculated as follows:

YEARS OF SERVICE	BENEFIT
5 years and over	total of last 3 years' director's fees, plus 1/5 of this amount for each year (or part of a year) in excess of 5 years, up to a maximum benefit of 5 times the average director's fees received over the previous 3 years at 15 years' service
Between 3 and 5 years	pro-rata proportion of last 3 years' director's fees received
Under 3 years	pro-rata proportion of director's fees received

The Company has contributed to the Plum Fund, with respect to Non-Executive Directors, at a level recommended by the Fund Actuary.

The Board has now decided that, as from the close of the 2003 Annual General Meeting, the retirement benefits of Non-Executive Directors will cease to accrue, and will thenceforth be quarantined for payment to the relevant Directors upon their retirement from the Board. Thereafter, existing and new Non-Executive Directors will not accrue any retirement benefits, except superannuation entitlements based on contributions made by the Company on their behalf at the statutory rate. No increase in Directors' Fees is proposed as a result of this change.

INDEPENDENT ADVICE TO DIRECTORS

The Board recognises that, in certain circumstances, individual Directors may need to seek independent professional advice, at the expense of the Company, on matters arising in the course of their duties. Any advice so received will be made available to other Directors.

Any Director seeking such advice is required to give prior notice to the Chairman and the Chairman of the Corporate Governance Committee of his or her intention to seek independent professional advice.

BOARD COMMITTEES

To assist in the execution of its responsibilities during the 2003 financial year, the Board delegated functions to three Committees, namely the Audit and Compliance Committee, Remuneration and Nomination Committee and Corporate Governance Committee. Each of these Committees has a formal charter approved by the Board and is comprised of Non-Executive Directors with a majority of independent Directors and is chaired by a Non-Executive Director.

Until he retired from the Board on 31 October 2002, the former Chairman of the Board, Mr R H Allert, was also the Chairman of the Audit and Compliance Committee and Remuneration and Nomination Committee. The Board considered Mr Allert, who had chaired both Committees for a number of years, to be the most appropriate person to chair the Committees.

Since Mr Allert's retirement, Ms H A Lynch has assumed the Chair of the Audit and Compliance Committee and Mr T B Finn, the Chairman of the Board, has assumed the Chair of the Remuneration and Nomination Committee.

The charters of the Board Committees set out the primary responsibilities and duties of each Committee, and are currently being reviewed in the light of the ASX Corporate Governance Council's recommendations referred to on page 40.

AUDIT AND COMPLIANCE COMMITTEE

The role of the Audit and Compliance Committee is to assist the Board in fulfilling its responsibilities in relation to the identification of areas of significant business risks and the monitoring of:

- effective management of financial and other business risks;
- reliable management reporting;
- compliance with laws and regulations in respect to financial reporting;
- maintenance of effective and efficient external and internal audits; and
- related party transactions.

The Committee provides a direct link between the Board and the internal and external auditors and enables any concerns of the auditors to be conveyed to the Board independently of management.

The specific duties of the Audit and Compliance Committee include reviewing the nomination and performance of the external auditors (KPMG) and approving the external audit plan and fees in respect of the external audit. While KPMG have acted as auditors since 1974, the Company has an arrangement with KPMG that requires the engagement partner to be rotated every five years.

In mid 2001, the Company took the decision to seek tenders for the outsourcing of its internal audit function. Following the tender process, KPMG Management Assurance were awarded the contract in August 2001 to manage the internal audit function on behalf of the Company. However, in the light of the recent public debate surrounding auditor independence, the Board reconsidered this appointment and determined to re-tender the internal audit function as from the financial year commencing on 1 July 2003. As a consequence of the tender process, Ernst & Young have been appointed to provide internal audit services to the Company as from 1 July 2003. This appointment will be reviewed in three years' time.

The Audit and Compliance Committee is responsible for approving the internal audit program each financial year and for reviewing the function to ensure that it is adequately resourced, used effectively and coordinated with the external auditors. In the exercise of this function, the Committee has unlimited access to all parties involved in the internal audit process. The Committee also ensures that there are appropriate safeguards in place to address any independence or conflict issues.

The Chief Executive Officer, external auditors, Chief Financial Officer, General Manager Accounting and internal auditors are invited to attend meetings of the Audit and Compliance Committee, as required.

Members of the Audit and Compliance Committee during the 2003 financial year were:

- Mr R H Allert (Chairman) (retired 31 October 2002)
- Ms H A Lynch (Chair) (appointed 31 October 2002)
- Mr S Gerlach
- Mr D R Argus
- Mr A G Oatley
- Mr R I Oatley

The Audit and Compliance Committee meets at least four times per year. The record of attendance at meetings is set out on page 49.

REMUNERATION AND NOMINATION COMMITTEE

The role of the Remuneration and Nomination Committee is to review the Company's remuneration plans, policies and practices, including senior executive remuneration, and Non-Executive Director appointments and emoluments. In its deliberations, the Committee receives independent advice.

The Chief Executive Officer and Executive General Manager Human Resources are invited to attend meetings.

Members of the Remuneration and Nomination Committee during the 2003 financial year were:
- Mr R H Allert (Chairman) (retired 31 October 2002)
- Mr T B Finn (Chairman) (appointed 31 October 2002)
- Mr R F E Warburton
- Ms H A Lynch
- Mr R I Oatley

The Committee meets at least three times per year. The record of attendance at meetings is set out on page 49.

CORPORATE GOVERNANCE COMMITTEE

The role of the Corporate Governance Committee is to consider any matters relating to corporate governance it, or the Board, considers necessary. Specific duties of the Committee include periodically reviewing the Company's statement of corporate governance principles, monitoring compliance with the statement and acting as a resource for individual Directors and the Company as a whole on questions of corporate governance and ethical standards. A major focus of the Committee for the coming financial year will be to monitor the review referred to on page 40 to ensure the Company addresses compliance with the 'Principles of Good Corporate Governance and Best Practice Recommendations', released by the ASX Corporate Governance Council, as required by 1 July 2004.

Other Directors and executives, and parties external to the Company, are invited to attend meetings as required.

Members of the Corporate Governance Committee during the 2003 financial year were:
- Mr S Gerlach (Chairman)
- Mr R F E Warburton
- Mr D R Argus
- Mr A G Oatley

The Committee meets at least three times per year. The record of attendance at meetings is set out on page 49.

SUPERANNUATION FUND TRUSTEE BOARD AND POLICY COMMITTEE

In December 2001, the Southcorp Superannuation Fund was transferred to a general superannuation fund run by Plum Financial Services Limited (Plum) for the benefit of employees of the Company. Prior to the transfer of the fund to Plum, the Southcorp Superannuation Fund trustee put in place a Policy Committee, comprising three Company appointed members and three employee representative members, to review the performance of the new trustee and to liaise with the trustee and the investment manager.

Directors of Southcorp Limited who were directors of the trustee company during the 2003 financial year were:
- Mr T B Finn (Chairman)
- Ms H A Lynch

Both Directors were members of the Policy Committee which was chaired by Mr Finn during the 2003 financial year. Since year-end, both Mr Finn and Ms Lynch have resigned from the Policy Committee, following the winding-up of the Southcorp Superannuation Fund and final transfer of full responsibility to Plum. The Policy Committee is required to report to the Remuneration and Nomination Committee of the Board at each Committee meeting.

RISK MANAGEMENT

The Company is committed to the management of risk across its businesses and has in place a number of arrangements to identify and manage areas of significant business risk.

The Company has adopted an organisation-wide risk management philosophy in order to maximise opportunities, whilst at the same time minimising the adverse effects of business activities. Risk management at the Company is about building confidence, bringing certainty into all our activities, and knowing the strategic objectives that have been set are achievable.

Specific risk management initiatives include:

- an extensive Environmental Management Planning System which is employed in consultation with the communities in which the Company works;
- a Health and Safety Management System to protect the Company's greatest assets, its people;
- Food Safety and Quality Management Systems to protect the Company's products and consumers;
- capital expenditure guidelines and controls to manage the Company's financial exposures;
- a web-based Legal Compliance Program covering such issues as trade practices, occupational health and safety and company law;
- a Treasury Management System defining guidelines, limits and controls for all financial exposures, including the issue of derivatives;
- Human Resources initiatives, including the Southcorp 'Code of Conduct', 'Good Business Practice Guide' and 'The Way We Do Things';
- an extensive Internal Audit Program;
- a loss Control Program which assists in the protection of the Company's physical assets; and
- a comprehensive insurance program.

Each of these activities promotes the systematic identification, assessment and management of risk. Management representatives overseeing each of these activities are required to report regularly to the Board and/or appropriate committees on the status of risk and the effectiveness of control measures.

During the 2003 financial year, with the assistance of the Company's Internal Auditors, the Board and senior management of the Company, undertook a review of previously identified strategic risks to ensure relevance in the context of the Company's current business objectives. The review resulted in:

- the establishment of risk measurement criteria;
- the identification of key strategic risks;
- the mapping of each risk identified to a core business process; and
- a review being undertaken of each risk to ensure appropriate controls are in place to mitigate or eliminate exposure.

ETHICAL STANDARDS

The Company acknowledges the need for Directors, executives and employees to observe the highest ethical standards of corporate behaviour when undertaking Company business.

The Company has adopted a Code of Conduct and Good Business Practice Guide, which sets out the principles and standards with which all Directors, executives and employees of the Company are expected to comply in the performance of their respective functions. The Code and Guide can be viewed on our corporate website at: www.southcorp.com.au under the heading 'Our Company'.

The Corporate Governance Committee is responsible for monitoring compliance with this Code and Guide.

The Code and Guide state that it is the policy of Southcorp:

- to make every effort to understand and to comply with the law and to devise and implement programs to promote that objective;
- to carry on business in a manner which is ethical and which reflects prevailing community views of appropriate behaviour;
- to cooperate and work with governments and their various regulatory bodies to help ensure development of laws which are appropriate and effective and to ensure compliance with those laws;
- to treat legally imposed requirements not as something to aspire to but as minimum standards to be achieved and, if possible, surpassed; and
- within the framework of the law and the general objective of operating a financially sound and successful business, to act in a way that takes account of the legitimate interests of shareholders, employees and those with whom we do business while also looking to protect and nurture the social fabric and the physical environment of the world in which we live and work and seek to prosper.

The Directors present their report together with the concise financial report of the consolidated entity, being Southcorp Limited and its controlled entities, for the year ended 30 June 2003 and the auditors' report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are set out below.

- T Brian Finn, AO, FIE (Aust), FTSE, FUTS, FACS
  Chairman, Non-Executive Director
- Robert I Oatley, BEM
  Deputy Chairman, Non-Executive Director
- John C Ballard, MBA, FAICD
  Managing Director, Chief Executive Officer (appointed 28 April 2003)
- Stephen Gerlach, LL B
  Non-Executive Director
- Helen A Lynch, AM
  Non-Executive Director
- A G (Sandy) Oatley
  Non-Executive Director
- Richard F E Warburton
  Non-Executive Director
- Thomas P Burnet, AB (EC) (Princeton), MBA (University of Chicago)
  Executive Director (appointed 18 March 2003)
- Donald R Argus, AO, FAIBF, FCPA
  Non-Executive Director
  (retired 27 August 2003)
- Richard H Allert, AM, FCA
  Former Chairman, former Non-Executive Director
  (retired 31 October 2002)
- Keith M Lambert, BA (Hons) (Ontario), CA (Ontario)
  Former Managing Director, former Chief Executive Officer (resigned 3 February 2003)

Particulars of their qualifications, experience and special responsibilities (if any) and of their other directorships, are set out on page 39. At the date of this report, the Company has an Audit and Compliance Committee, a Remuneration and Nomination Committee and a Corporate Governance Committee of the Board of Directors.

DIRECTORS' MEETINGS

The number of meetings of the Company's Board of Directors and Committees of the Board held during the financial year, and the number of meetings attended by each member of the Board or Committee, were:

	Board of Directors		Non-Executive Directors		Audit & Compliance Committee		Remuneration & Nomination Committee		Corporate Governance Committee	
	A	B	A	B	A	B	A	B	A	B
R H Allert (i)	5	5	–	–	1	1	1	1	–	–
D R Argus	14	12	6	6	5	3	–	–	3	–
J C Ballard (ii)	3	3	–	–	–	–	–	–	–	–
T P Burnet (iii)	4	4	–	–	–	–	–	–	–	–
T B Finn	14	14	6	6	–	–	5	5	–	–
S Gerlach	14	12	6	5	5	5	–	–	3	3
K M Lambert (iv)	9	8	–	–	–	–	–	–	–	–
H A Lynch	14	14	6	6	4	4	5	5	–	–
A G Oatley	14	14	6	6	5	5	–	(v) 2	3	3
R I Oatley	14	13	6	5	5	3	5	(v) 4	–	–
R F E Warburton	14	14	6	6	–	–	5	5	3	3

(i) Retired 31 October 2002. (ii) Appointed 28 April 2003. (iii) Appointed 18 March 2003. (iv) Resigned 3 February 2003.
(v) A G Oatley attended two Remuneration & Nomination Committee meetings as alternate for R I Oatley.
Column A indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year was viticulture and the production and marketing of wines.

There were no significant changes in the nature of the activities of the consolidated entity that occurred during the year, or since the end of the year, up to the date of this report.

CONSOLIDATED RESULT

The consolidated net loss for the financial year attributable to the members of the Company was:

	2003 $'000	2002 $'000
Profit (loss) from ordinary activities after income tax	(922,891)	313,136
Net profit attributable to outside equity interests	–	(478)
Net profit (loss) attributable to members of Southcorp Limited	(922,891)	312,658

REVIEW AND RESULTS OF OPERATIONS

Pursuant to Class order 98/2395, information relating to the review and results of operations is included in the *Summary of Results* pages 2-3 and the *regional commentaries* on pages 23, 27 and 31.

STATE OF AFFAIRS

In the opinion of the Directors, there were no significant changes in the state of affairs of the economic entity that occurred during the financial year under review not otherwise disclosed in this report or the financial statements.

DIVIDENDS

Dividends paid or declared by the Company since the end of the previous financial year were:

		$'000
(i)	Dividends in respect of the year ended 30 June 2002:	
	Interim ordinary dividend of 11.00 cents per share, franked to 100% with Class C (30%) franking credits, paid 1 July 2002	81,355
	Final ordinary dividend of 11.00 cents per share, franked to 100% with Class C (30%) franking credits, paid 7 October 2002	81,418
	TOTAL DIVIDENDS DECLARED AND OR PROVIDED FOR IN RESPECT OF THE YEAR ENDED 30 JUNE 2002	162,773
(ii)	Dividends in respect of the year ended 30 June 2003:	
	Interim ordinary dividend of 10.00 cents per share, franked to 80% with Class C (30%) franking credits, paid 1 July 2003	74,451
	TOTAL DIVIDENDS DECLARED AND OR PROVIDED FOR IN RESPECT OF THE YEAR ENDED 30 JUNE 2003	74,451

THE ENVIRONMENT

The consolidated entity's operations are subject to environmental regulations under legislation in Australia and overseas in relation to the production of wine and previously with the manufacturing of water heaters and clean air systems. Southcorp has systems, processes and practices in place which aim, not only to ensure legal compliance, but also provide environmental sustainability and continuous improvement.

The consolidated entity has a business process for identifying its environmental obligations and reporting environmental compliance to management. This process forms part of the overall Southcorp Environmental Management Planning system (SEMPs). In the last year, Southcorp has been building on its existing environmental management system and has developed site-specific environmental management plans. These allow individual winery and vineyard managers to optimise environmental performance in their specific areas.

In addition, the Board of Directors receives regular reports on environmental issues across the consolidated entity's operations and monitors compliance with environmental regulations by the consolidated entity's wineries and production sites.

The Directors are not aware of any breaches of significant environmental regulations during the period covered by this report that are likely to result in a material impact on the consolidated entity or the environment.

Full details can be found in the section entitled *Our People, Our Environment and Our Business* on page 34 of this report.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Remuneration and Nomination Committee, consisting of four Non-Executive Directors, is responsible for reviewing the Company's remuneration plans, policies and practices and senior executive remuneration, and making recommendations to the Board on Non-Executive Director appointments and emoluments. In its deliberations, the Committee has access to independent advice as required.

Directors' emoluments are set at levels that reflect the responsibilities and duties of office and market practice.

Executive remuneration and other terms of employment are reviewed annually by the Committee to ensure that the remuneration package properly reflects the person's duties and responsibilities and that the remuneration is competitive in attracting, retaining and motivating people capable of managing the entity's operations.

Remuneration packages of senior executives include performance-based components in the form of management incentive programs and participation in Company share and option plans.

The following table sets out details for the year ended 30 June 2003 of the nature and amount of each element of the emolument:

(i) of each Director of the Company;
(ii) of each of the five officers of the Company and officers of the consolidated entity continuing in employment receiving the highest emoluments; and
(iii) each former officer of the Company and the consolidated entity who ceased employment during that year and who received emoluments greater than the lowest of those officers referred to in paragraph (ii).

	BASIC FEE $	COMMITTEE FEES $	SUPER-ANNUATION $	OTHER BENEFITS $	TOTAL $
NON-EXECUTIVE DIRECTORS – SOUTHCORP LIMITED					
R H Allert (i)	83,336	–	11,667	6,407	101,410
R I Oatley	125,004	–	17,501	6,407	148,912
D R Argus	80,004	18,000	13,721	6,407	118,132
T B Finn (ii)	193,335	(iii) 5,333	27,814	6,407	232,889
T B Finn (iv)	93,750	–	13,125	–	106,875
S Gerlach	80,004	18,000	13,721	6,407	118,132
H A Lynch	80,004	24,000	14,561	6,407	124,972
A G Oatley	80,004	18,000	13,721	6,407	118,132
R F E Warburton	80,004	16,000	13,441	6,407	115,852

(i) Retired 31 October 2002
(ii) Appointed Chairman on 31 October 2002
(iii) Committee Fees paid for the period prior to Mr Finn's appointment as Chairman
(iv) Executive Chairman's fees paid during the period from 3 February to 28 April 2003

	SALARY PACKAGE (i) $	SHORT TERM INCENTIVE PLAN (ii) $	OTHER COMPENSATION $	VALUE OF OPTIONS & PERFORMANCE SHARES (v) $	TOTAL $
EXECUTIVE DIRECTORS – SOUTHCORP LIMITED					
J C Ballard	362,413	–	–	–	362,413
T P Burnet	1,219,698	212,774	(iii) 704,059	70,378	2,206,909
EXECUTIVE OFFICERS – SOUTHCORP LIMITED					
M M Hudson	633,942	–	–	86,138	720,080
C R Hancock	610,064	–	–	86,138	696,202
D H M Calhoun	441,278	–	–	55,005	496,283
M J East	404,095	–	–	55,005	459,100
R Porter	396,044	–	–	55,005	451,049
EXECUTIVE OFFICERS – CONSOLIDATED ENTITY					
J W Gay	628,909	117,844	–	48,801	795,554
M M Hudson	633,942	–	–	86,138	720,080
C R Hancock	610,064	–	–	86,138	696,202
B L Wurtz	524,117	103,114	–	25,098	652,329
J P Wilkinson	409,366	–	(iv) 154,728	44,153	608,247

	SALARY PACKAGE (i) $	SHORT TERM INCENTIVE PLAN (ii) $	TERMINATION PAYMENTS (vii) $	VALUE OF OPTIONS & PERFORMANCE SHARES (v) $	TOTAL $
FORMER EXECUTIVE DIRECTOR – SOUTHCORP LIMITED					
K M Lambert	759,678	–	(vi) 4,377,899	1,047,500	6,185,077
FORMER EXECUTIVE OFFICERS – SOUTHCORP LIMITED					
P L Shaw	496,622	–	1,503,235	86,138	2,085,995
J Handel	473,442	–	1,360,159	56,677	1,890,278
P J Cleaves	583,479	–	1,139,711	86,138	1,809,328
FORMER EXECUTIVE OFFICERS – CONSOLIDATED ENTITY					
M Michel	363,043	–	1,472,951	13,399	1,849,393
J R Duval	148,324	–	790,577	2,834	941,735
L F Costello	317,932	–	299,263	36,152	653,347

(i) Total remuneration package including both salary and packaged benefits.
(ii) Performance-based incentives for the year.
(iii) Sign-on bonus.
(iv) Expatriate relocation entitlements upon transfer to the UK.
(v) These amounts represent the fair value at grant date of various options and performance-based shares allocated to the current financial year, using a Monte-Carlo simulation-based model undertaken by external advisers.
(vi) Mr K M Lambert resigned on 3 February 2003. Emolument includes service agreement and statutory entitlements upon severance $2,946,449 and payments under a 12-month non-compete agreement $1,431,450.
(vii) Termination and statutory entitlement payments upon loss of office.

EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

FUTURE DEVELOPMENTS

Other than matters included in the *commentaries* from pages 4 to 37, in the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the consolidated entity.

STATEMENT OF INTERESTS OF DIRECTORS IN THE SHARE CAPITAL OF THE COMPANY

The relevant interest of each Director in the share capital issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at 20 August 2003 is as follows:

	ISSUED ORDINARY SHARES OF THE COMPANY		OPTIONS OVER UNISSUED ORDINARY SHARES OF THE COMPANY	
	BENEFICIAL INTEREST	NON-BENEFICIAL INTEREST	BENEFICIAL INTEREST	NON-BENEFICIAL INTEREST
D R Argus	83,000	–	–	–
J C Ballard	20,000	–	–	–
T P Burnet	–	–	250,000	–
T B Finn	14,443	9,517	–	–
S Gerlach	33,729	–	–	–
H A Lynch	19,207	–	–	–
A G Oatley	–	–	–	–
R I Oatley	139,949,024	–	–	–
R F E Warburton	16,613	–	–	–

OPTIONS

On 16 September 2002 the Company granted options over unissued shares to Mr T P Burnet. Subsequently on 18 March 2003, Mr Burnet became a Director of the Company. Details of these options are as follows:

EXECUTIVE DIRECTORS SOUTHCORP LIMITED

	OPTIONS GRANTED*	EXERCISE PRICE	EXPIRY DATE
T P Burnet	250,000	$5.42	30 June 2012

* No options have been granted since the end of the financial year.

At the date of this report unissued ordinary shares of the Company under option are:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF SHARES
30 September 2003	$5.17	55,000
30 September 2003	$5.19	25,000
2 February 2004	$6.83	2,000,000
28 October 2004	$5.47	333,334
31 October 2004	$4.65	343,100
30 September 2009	$4.59	75,000
30 September 2009	$5.38	295,000
31 December 2010	$6.50	75,000
30 June 2011	$7.19	685,000
30 June 2012	$5.42	610,000

These options do not entitle the holder to participate in any share issue of any other body corporate.

During or since the end of the financial year, the Company issued ordinary shares as a result of the exercise of options as follows:

NUMBER OF SHARES	AMOUNT PAID ON EACH SHARE
2,865,450	$4.65
125,000	$5.17
250,000	$5.19
970,000	$5.38

There were no amounts unpaid on the shares issued.

DIRECTORS' INTERESTS IN CONTRACTS AND BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the financial statements) because of a contract made by the Company, its controlled entities or a related body corporate with a Director or with a firm of which a Director is a member, or with an entity in which the Director has a substantial interest, other than the following:

- The consolidated entity has leased, on commercial terms, a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which Mr R I Oatley and Mr A G Oatley are Directors and in which they have a beneficial interest.
- The consolidated entity purchased grape supplies on commercial terms from Woodbrook Vineyard Pty Ltd and is party to a Water Users Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which Mr A G Oatley is a Director and in which he has a beneficial interest.
- The consolidated entity has entered into a Shareholders' Deed, dated 27 February 2001, which has been disclosed to The Australian Stock Exchange, with Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Reline Investments Pty Ltd. Mr R I Oatley and Mr A G Oatley are Directors of Balmoral Pastoral Pty Ltd and Reline Investments Pty Ltd. Reline Investments Pty Ltd is a wholly owned subsidiary of Balmoral Pastoral Pty Ltd, which is the trustee of a trust of which Mr R I Oatley, Mr A G Oatley and Mr K M Lambert are potential beneficiaries. Reline Investments Pty Ltd is the largest shareholder in Southcorp Limited, currently holding approximately 18.80% of the issued ordinary shares.

- Cattle owned by Reline Investments Pty Ltd are grazed from time to time at commercial agistment rates on land owned by the consolidated entity.
- The consolidated entity may make use of an aircraft owned by Balmoral Air Pty Ltd and reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which Mr R I Oatley and Mr A G Oatley are Directors and in which they have a beneficial interest.
- The consolidated entity has leased, on commercial terms, a vineyard at McLaren Vale, South Australia, owned by Kanjo Pty Ltd. Kanjo Pty Ltd is a company in which Mr R H Allert, the Company's former Chairman, is a Director and in which he has a beneficial interest.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Company has entered into standard form deeds of indemnity with the following current and former Directors and Officers against all liabilities which they may incur in the performance of their duties as Directors or Officers of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith:

Thomas Brian Finn	Director, Chairman
Robert Ian Oatley	Director, Deputy Chairman
John Charles Ballard	Director, Chief Executive Officer
Stephen Gerlach	Director
Helen Ann Lynch	Director
Andrew Geoffrey Oatley	Director
Richard Francis Egerton Warburton	Director
Thomas Palmer Burnet	Executive Director
Martin Moule Hudson	Company Secretary
Richard Hugh Allert	Former Director, Chairman
Donald Robert Argus	Former Director
Michael John Astley	Former Director
Ian Baines Bruce	Former Director
Graham John Kraehe	Former Director, Chief Executive Officer
Keith Murray Lambert	Former Director, Chief Executive Officer
Thomas Pearson Park	Former Director, Chief Executive Officer
John Leonard Morton	Former Company Secretary

The Company is obliged to meet the full amount of all such liabilities.

In addition, Directors and Officers of the Company are indemnified, pursuant to the Constitution of the Company, against personal liability arising from their respective positions within the Company and its related bodies corporate.

The Company holds a Directors' and Officers' Liability Insurance Policy on behalf of current Directors and Officers of the Company and its controlled entities. The period of the policy extends from 30 June 2003 to 30 June 2004 and the premium was paid on 1 August 2003. The insurance contract prohibits further disclosure.

The Company also holds a Directors' and Officers' Liability Insurance Policy on behalf of former Directors and officers of the Company and its controlled entities. The period of the policy extends from 30 June 2001 to 27 February 2008 and the premium was paid on 27 February 2001. The insurance contract prohibits further disclosure.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

T B Finn
DIRECTOR
2 September 2003

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED	
	NOTE	2003 $'000	2002 $'000
Revenue from ordinary activities - wine operations	4	**1,179,976**	1,471,739
Revenue from ordinary activities - divested businesses	4	**55,809**	1,195,098
Revenue from ordinary activities		**1,235,785**	2,666,837
Expenses from ordinary activities, excluding borrowing costs	5	**(2,125,714)**	(2,221,276)
Borrowing costs		**(50,790)**	(76,698)
Share of net losses of associates and joint ventures accounted for using the equity method		**(493)**	(57)
Profit (loss) from ordinary activities before related income tax expense		**(941,212)**	368,806
Income tax (expense) benefit relating to ordinary activities	7	**18,321**	(55,670)
Profit (loss) from ordinary activities after income tax		**(922,891)**	313,136
Net profit attributable to outside equity interests		**–**	478
Net profit (loss) attributable to members of Southcorp Limited		**(922,891)**	312,658
Non-owner transaction changes in equity			
Net exchange differences on translation of financial statements of self-sustaining foreign operations		**(17,026)**	(21,385)
Net increase in foreign currency translation reserve on initial adoption of changes to accounting standards		**16,165**	–
Net decrease in retained profits on initial adoption of changes to accounting standards	8	**(46,232)**	–
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**(47,093)**	(21,385)
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**(969,984)**	291,273
Basic earnings per share		**(124.2) cents**	42.4 cents
Diluted earnings per share		**(124.2) cents**	42.2 cents

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 60 and the notes to the financial statements set out on pages 62 to 70.

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	NOTE	CONSOLIDATED 2003 $'000	2002 $'000
Current assets			
Cash assets		**40,281**	42,540
Receivables		**373,438**	552,511
Inventories		**644,401**	624,098
Foreign currency hedges – anticipated transactions		**32,280**	40,397
Current tax assets		**11,411**	–
Prepayments		**11,088**	11,075
Total current assets		**1,112,899**	1,270,621
Non-current assets			
Receivables		**24,767**	83,316
Inventories		**216,403**	240,623
Investments		**3,008**	1,576
Foreign currency hedges – anticipated transactions		**74,778**	70,440
Other financial assets		**32,335**	41,160
Property, plant and equipment		**610,243**	648,505
Grape vines		**170,474**	172,569
Intangible assets		**365,997**	1,285,282
Deferred tax assets		**44,624**	34,858
Other		**1,170**	8,905
Total non-current assets		**1,543,799**	2,587,234
Total assets		**2,656,698**	3,857,855
Current liabilities			
Payables		**255,240**	361,310
Interest-bearing liabilities		**286,564**	59,914
Current tax liabilities		**692**	47,990
Provisions		**134,824**	233,056
Foreign currency hedges – anticipated transactions		**32,280**	40,397
Total current liabilities		**709,600**	742,667
Non-current liabilities			
Payables		**3,527**	1,143
Interest-bearing liabilities		**521,243**	686,178
Deferred tax liabilities		**75,197**	73,685
Provisions		**34,776**	26,021
Foreign currency hedges – anticipated transactions		**74,778**	70,440
Total non-current liabilities		**709,521**	857,467
Total liabilities		**1,419,121**	1,600,134
Net assets		**1,237,577**	2,257,721
Equity			
Contributed equity		**1,514,282**	1,489,947
Reserves		**2,901**	102,775
Retained profits (losses)	8	**(279,629)**	664,989
Equity attributable to members of Southcorp Limited		**1,237,554**	2,257,711
Outside equity interests		**23**	10
Total equity	10	**1,237,577**	2,257,721

The statement of financial position is to be read in conjunction with the discussion and analysis on page 60 and the notes to the financial statements set out on pages 62 to 70.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	CONSOLIDATED 2003 $'000	2002 $'000
Cash flows from operating activities		
Cash receipts in the course of operations	**1,455,742**	2,102,332
Cash payments in the course of operations	**(1,278,007)**	(1,871,254)
Dividends received	**–**	86
Interest received	**8,140**	14,774
Interest and other borrowing costs paid	**(56,813)**	(83,211)
Income taxes paid	**(32,275)**	(28,266)
Net operating cash flows	96,787	134,461
Cash flows from investing activities		
Payments for property, plant and equipment and grape vines	**(75,148)**	(118,321)
Proceeds from sale of property, plant and equipment and grape vines	**5,108**	13,639
Proceeds from redemption of equity investments	**2,994**	–
Proceeds from sale of equity investments	**105**	1,881
Proceeds from sale of other non-current assets	**–**	1,366
Payments for equity accounted investments	**(2,248)**	(1,980)
Payments/proceeds for controlled entities, net of cash acquired	**1,808**	(783)
Proceeds from divestment of controlled entities and businesses, net of cash disposed	**–**	680,833
Proceeds from realisation of remnant assets of previously divested businesses	**55,004**	–
Payments relating to controlled entities and businesses previously divested	**(20,887)**	(43,222)
Other payments	**(51)**	(2,007)
Net investing cash flows	(33,315)	531,406
Cash flows from financing activities		
Proceeds from issue of shares	**20,487**	53,218
Dividends paid	**(162,773)**	(144,016)
Proceeds from deferred consideration of controlled entities and businesses divested in prior years	**18,218**	121,210
Loans advanced	**(11,606)**	(5,370)
Proceeds from repayments of loans	**8,540**	12,838
Proceeds from borrowings	**507,214**	472,301
Repayment of borrowings	**(448,796)**	(1,206,039)
Net financing cash flows	(68,716)	(695,858)
Net increase (decrease) in cash held	**(5,244)**	(29,991)
Cash at beginning of year	**41,047**	72,305
Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year	**(1,775)**	(1,267)
Cash at end of year	34,028	41,047

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 61 and the notes to the financial statements set out on pages 62 to 70.

STATEMENT OF FINANCIAL PERFORMANCE

The consolidated entity's total revenue decreased by 53.7% to $1,235.8 million. Wine operations revenues decreased by 19.8% to $1,180.0 million. Proceeds from realisation of remnant assets from previously divested businesses in this period were $55.8 million. The prior period had $1,195.1 million revenues from previously divested businesses, including $478.0 million of sales revenue and $703.5 million proceeds from divestment.

Wine sales declined 19.3% to $1,104.9 million due to lower sales revenue per case and a decline in volumes. Lower revenue per case reflected competitive price discounting driven by surplus wine availability. Volume declines mainly reflected trade overstocking during the previous financial year. Sales declined in all key markets with the UK/Europe segment declining by 31.7%.

Earnings before interest, tax, amortisation and significant items decreased by 63.2% to $117.9 million. Wine operations declined by 59.0% to $117.9 million due to reduced sales revenues and increases in promotional expenditure. The prior period included a $36.6 million contribution from divested businesses.

Profit from ordinary activities before borrowing costs and income tax was a loss of $890.4 million for the current period compared to a profit of $445.5 million in the prior period. The current period was impacted by significant item expenses of $977.8 million, comprising $642.5 million write-down in value of goodwill, $240.0 million write-down in value of the Rosemount Estate brand name and $95.3 million in write-down of other assets and other net expenses. The prior period included a significant item profit of $149.1 million from divestment of businesses.

Borrowing costs decreased by 33.8% to $50.8 million due to debt reduction in the second half of the prior period using the proceeds received from divested businesses, offset by an increase in net debt in the current period.

The effective tax rate on the loss is 1.9%, which is primarily as a result of non-tax deductible expenses on intangibles, offset by a write-back of an over-provision of $20.2 million relating to previous years.

Return on equity (net profit (loss) attributable to the members of the Company on equity attributable to members of the Company) decreased from 13.8% to (74.6)%. This decrease was mainly due to the net loss in the current year. Basic earnings per share decreased from 42.4 cents to (124.2) cents mainly reflecting the net loss.

STATEMENT OF FINANCIAL POSITION

The consolidated entity's net assets decreased by 45.2% to $1,237.6 million over the year. This decrease of $1,020.1 million reflects:

- loss after tax attributable to members of Southcorp Limited of $922.9 million;
- dividends paid and provided of $155.8 million;
- a net increase on initial adoption of accounting standards of $51.3 million;
- an increase in contributed equity of $24.3 million due to exercising of options and issue of ordinary shares; and
- a decrease attributable to exchange fluctuations on translation of overseas entities of $17.0 million.

Total assets decreased by $1,201.2 million or 31.1% to $2,656.7 million. Of this decrease, $919.3 million related to write-down and amortisation of goodwill and brand names. Trade debtors decreased by $191.3 million and other receivables decreased by $46.4 million reflecting net loan repayments and write-downs. Property, plant and equipment decreased by $38.3 million primarily from the disposal of remnant assets of divested businesses and the write-down in the value of French wine assets.

Total liabilities decreased by $181.0 million or 11.3% to $1,419.1 million. Trade creditors decreased by $76.4 million mainly due to the timing of payments to grape suppliers and other creditors decreased by $29.7 million. Current tax liabilities decreased by $47.3 million due to a write-back of an over-provision of $20.2 million relating to previous years and tax payments during the year. Provisions decreased by $89.5 million mainly due to the net movement in dividends payable. Interest-bearing liabilities increased by $61.7 million.

The gearing ratio (net debt/equity) at June 2003 is 62.0%, up from 31.2% in the prior year. Total equity decreased by $1,020.1 million and net debt increased by $64.0 million.

STATEMENT OF CASH FLOWS

Net cash flows from operating activities were $56.8 million, a decrease of $37.7 million over the previous year. Operating cash flow declined due to the significantly lower profits, partially offset by a reduction in working capital. The prior year included a positive operating cash flow from divested businesses.

Net interest costs paid decreased $19.8 million from the prior year, reflecting lower borrowings as a result of businesses previously divested while tax payments were higher by $4.0 million.

Cash used in investing activities was $33.3 million. Capital expenditure of $75.1 million was a decrease of $43.2 million from the prior year, mainly due to businesses divested last year. Wine capital expenditure decreased by $6.7 million over the previous year. Proceeds of $55.0 million were received during the year from the realisation of remnant assets of previously divested businesses, partially offset by associated payments of $20.9 million.

In the prior year, a non-recurring amount of $680.8 million was received from the divestment of businesses.

Total cash flow before financing activities (free cash flow) was $63.5 million, a decrease of $602.4 million from the prior year.

Cash used in financing activities was $68.7 million (2002: $695.9 million) after dividend payments of $162.8 million, net proceeds from borrowings of $58.4 million, proceeds from issue of shares $20.5 million and a net inflow from other loans of $15.2 million.

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. The concise report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

2. CHANGES IN ACCOUNTING POLICIES

Foreign currency translation

The consolidated entity has applied the revised AASB 1012 'Foreign Currency Translation' (issued in November 2000) for the first time from 1 July 2002.

Where forward exchange contracts (including option contracts) are specifically designated to hedge anticipated purchase or sale of goods or services, amounts receivable or payable under forward exchange contracts outstanding at the reporting date and the associated deferred gains or losses are recorded on the statement of financial position using the foreign currency exchange rate applicable at the reporting date. These amounts were not previously recognised until the hedged transaction occurred, the hedge was terminated or it became probable that the hedged transaction would not occur as designated.

Comparative financial information included in the statement of financial position has been restated to include amounts relating to hedges of anticipated purchases and sales consistent with the revised AASB 1012. The financial impact of this change is to gross up the statement of financial position. There is no impact on opening retained profits at 1 July 2002 or the statement of financial performance for the current financial year.

In addition, under the revised AASB 1012, the balance of the foreign currency translation reserve ('FCTR') which relates to a divested self-sustaining foreign operation must now be transferred to retained profits.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are a $16,165,000 increase in FCTR and a corresponding decrease in opening retained profits. There is no impact on revenues and expenses in the statement of financial performance for the current financial year.

Employee benefits

The consolidated entity has applied the revised AASB 1028 'Employee Benefits' (issued in June 2001) for the first time from 1 July 2002.

The liabilities for wages and salaries, annual leave and sick leave are now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

Adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:
- $1,404,000 increase in provision for employee benefits
- $1,019,000 decrease in opening retained profits
- $385,000 increase in future income tax benefit.

As a result of this change in accounting policy, employee benefits expense decreased by $434,000 and income tax expense increased by $130,000 for the reporting period to 30 June 2003.

It is not practicable to calculate the impact on the employee benefits expense for the reporting period to 30 June 2002.

Provisions, contingent liabilities and contingent assets

The consolidated entity has applied AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' (issued in October 2001) for the first time from 1 July 2002.

Dividends

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the period to which they related, even though the dividends were announced after the end of that period. Adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are a $81,361,000 increase in opening retained profits and a corresponding decrease in provision for dividends.

Onerous contracts

AASB 1044 requires provisions to be made for onerous contract liabilities. A number of grape supply contracts held by the consolidated entity at 1 July 2002 were onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the future economic benefits expected to be received.

Adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $29,048,000 decrease in opening retained profits
- $37,277,000 increase in provision for onerous contracts
- $8,229,000 increase in future income tax benefit.

As a result of this change in accounting policy, expected losses on onerous grape contracts associated with The Independence Wine Company, LLC which would otherwise have been expensed against operating profit from ordinary activities and amounting to $7,288,000, with no impact on income tax expense, were charged against this provision. An amount of $2,835,000 (income tax expense of $851,000) was also utilised to reduce the carrying value of inventory at 30 June 2003 to its net realisable value. In addition, a reassessment of the provision arising from tonnage shortfalls in the 2003 vintage, renegotiation of contracts and amounts surplus to requirements due to changes in production following the 2003 vintage, together with additional provisions booked, resulted in the impact on the 2003 net loss being a net write-back of the provision of $8,546,000 (income tax expense of $2,018,000).

It is not practicable to calculate the impact on the financial statements for the reporting period to 30 June 2002.

Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

Certain promotional and depletion allowances in the USA are passed on to the ultimate customer by the consolidated entity's customer and are wholly or partly recharged to the consolidated entity. In prior years, the accrual for such promotional and depletion allowances was estimated and recognised at the time they became due and payable to the consolidated entity's customer. A reliable estimate of the allowance to be paid to the ultimate customer is now made and recognised at the same time as the consolidated entity recognises revenue from sale to its customer. The financial impact of the change in estimate in the current period is a $22,904,000 reduction in pre-tax profit and no impact on income tax expense.

As part of the review of USA depletion allowances, the nature of certain promotional and depletion allowances were reassessed and classifications reconsidered for relevance, appropriateness and to ensure consistent treatment in the USA, Australia and UK. As a result of this, in the 2003 financial year certain promotional and depletion allowances that were previously included in selling, marketing and distribution expenses have been reclassified and deducted from revenue from sale of goods. This is considered to be a more relevant and appropriate classification. Comparative financial information has been restated by reducing the revenue from sale of goods by $155,506,000, with a corresponding decrease in selling, marketing and distribution expenses. There is no net effect on operating profit from ordinary activities in either current or prior financial year as a result of this reclassification.

PRIMARY REPORTING GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
3. SEGMENT REPORTING					
2003 ($'000)					
Revenue					
Sales to external customers	412,789	280,298	411,765	–	1,104,852
Inter-segment sales	530,129	–	–	(530,129)	–
Other revenue	64,926	2,978	893	–	68,797
Segment revenue	1,007,844	283,276	412,658	(530,129)	1,173,649
Divested businesses				55,809	55,809
Unallocated				6,327	6,327
Total revenue	1,007,844	283,276	412,658	(467,993)	1,235,785
Result					
EBITA pre significant items	27,192	(7,382)	98,079	–	117,889
Amortisation of goodwill				(36,805)	(36,805)
EBIT pre-significant items	27,192	(7,382)	98,079	(36,805)	81,084
Significant items	(7,693)	(17,767)	(47,280)	(905,093)	(977,833)
Earnings before interest and tax	19,499	(25,149)	50,799	(941,898)	(896,749)
Net interest and other borrowing costs				(44,463)	(44,463)
Profit (loss) from ordinary activities before income tax	19,499	(25,149)	50,799	(986,361)	(941,212)
Income tax benefit					18,321
Loss from ordinary activities after income tax					(922,891)
Assets					
Segment assets	1,805,184	144,002	177,325	365,997	2,492,508
Unallocated assets				164,190	164,190
Consolidated total assets	1,805,184	144,002	177,325	530,187	2,656,698
Liabilities					
Segment liabilities	(385,041)	(55,395)	(63,408)	–	(503,844)
Unallocated liabilities				(915,277)	(915,277)
Consolidated total liabilities	(385,041)	(55,395)	(63,408)	(915,277)	(1,419,121)
Other disclosures					
Acquisition of segment non-current assets	71,789	1,935	111	–	73,835
Depreciation and amortisation of segment assets	(48,346)	(1,146)	(705)	(36,805)	(87,002)
Other non-cash expenses	(42,919)	(10,596)	(19,998)	–	(73,513)
Share of net profit (loss) from joint venture entities	101	–	(594)	–	(493)
Investments accounted for by the equity method	1,801	–	1,207	–	3,008

PRIMARY REPORTING GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
2002 ($'000)					
Revenue					
Wine – Sales to external customers	488,684	410,436	470,307	–	1,369,427
Inter-segment sales	648,356	–	–	(648,356)	–
Other revenue	82,001	1,992	7,278	(4,175)	87,096
Wine	1,219,041	412,428	477,585	(652,531)	1,456,523
Water heater	150,441	11,001	325,047	(8,537)	477,952
Segment revenue	1,369,482	423,429	802,632	(661,068)	1,934,475
Divested businesses				717,146	717,146
Unallocated				15,216	15,216
Total revenue	1,369,482	423,429	802,632	71,294	2,666,837
Result					
Wine					
EBITA pre significant items	80,919	72,016	134,394	–	287,329
Amortisation of goodwill				(36,849)	(36,849)
Wine	80,919	72,016	134,394	(36,849)	250,480
Water heater and other	29,481	1,011	3,689	–	34,181
Segment result	110,400	73,027	138,083	(36,849)	284,661
Divested businesses				149,063	149,063
Unallocated				(3,432)	(3,432)
Earnings before interest and tax	110,400	73,027	138,083	108,782	430,292
Net interest and other borrowing costs				(61,486)	(61,486)
Profit from ordinary activities before income tax	110,400	73,027	138,083	47,296	368,806
Income tax expense					(55,670)
Profit from ordinary activities after income tax					313,136
Assets					
Segment assets – Wine	1,822,408	254,755	203,886	1,285,282	3,566,331
Unallocated assets				291,524	291,524
Consolidated total assets	1,822,408	254,755	203,886	1,576,806	3,857,855
Liabilities					
Segment liabilities – Wine	(483,590)	(62,202)	(48,863)	–	(594,655)
Unallocated liabilities				(1,005,479)	(1,005,479)
Consolidated total liabilities	(483,590)	(62,202)	(48,863)	(1,005,479)	(1,600,134)

PRIMARY REPORTING GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
3. SEGMENT REPORTING (CONTINUED)					
Other disclosures – Wine					
Acquisition of segment non-current assets	79,464	1,836	2,498	–	83,798
Depreciation and amortisation of segment assets	(47,402)	(463)	(331)	(36,849)	(85,045)
Other non-cash expenses	(29,629)	(2,202)	(5,940)	–	(37,771)
Share of net profit (loss) from associates and joint venture entities	–	–	(208)	–	(208)
Investments accounted for by the equity method	–	–	1,576	–	1,576
Other disclosures – Water heater and other					
Acquisition of segment non-current assets	7,521	116	6,983	–	14,620
Depreciation and amortisation of segment assets	(5,416)	(627)	(7,359)	–	(13,402)
Other non-cash expenses	84	157	(7,433)	–	(7,192)
Share of net profit (loss) from associates and joint venture entities	–	–	–	151	151
Investments accounted for by the equity method	–	–	–	–	–

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies. The consolidated entity operates in the wine industry and the primary segment is geographic. Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally.
Goodwill amortisation has not been allocated across the segments. Unallocated significant items comprise write-down of employee share plan loans, net loss from previously divested businesses and write-down in value of intangibles. Revenue from net market value of own-grown grapes previously was allocated to the geographic segment based on net sales, now it is shown in the geographic segment where the grape vines are located and comparatives have been restated.

Segment assets and liabilities are based on their geographic location. Segment revenue includes sales and other revenue and is based on the geographical location of customers, except for inter-segment sales, which is based on location of manufacture:

- Australasia – Viticulture, production and sale of wine. In the prior period, manufacture and sale of water heaters and clean air systems.
- UK/Europe – Customers for wine mainly exported from Australia with some viticulture and production of wine in France. In the prior period, customers for clean air systems exported from Australia and manufacture and sale of clean air systems.
- Americas – Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA. In the prior period, manufacture and sale of water heaters and customers for clean air systems exported from Australia.

	CONSOLIDATED 2003 $'000	2002 $'000
4. REVENUE FROM ORDINARY ACTIVITIES		
Revenue from operating activities		
Sale of goods	**1,104,852**	1,369,427
Dividends received	–	4
Interest received or receivable	**6,327**	15,212
Net market value of own-grown grapes	**57,449**	63,445
Royalties receivable from joint venture entities	**232**	–
	1,168,860	1,448,088
Revenue from outside operating activities		
Proceeds from sale of non-current assets	**3,838**	16,516
Other	**7,278**	7,135
	11,116	23,651
Total revenue from ordinary activities from wine operations	**1,179,976**	1,471,739
Revenue from divested businesses		
Sale of goods	–	475,043
Rendering of services	–	2,909
Proceeds from sale of non-current assets	–	2,883
Proceeds from divestment of controlled entities and businesses	–	703,508
Proceeds from realisation of remnant assets of previously divested businesses	**55,809**	–
Dividends received	–	82
Other	–	10,673
	55,809	1,195,098
Total revenue from ordinary activities	**1,235,785**	2,666,837

5. EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS		
Cost of goods sold	**(728,051)**	(1,165,367)
Administration expenses	**(90,505)**	(92,345)
Selling, marketing and distribution expenses	**(242,998)**	(297,829)
Written down value of net assets and restructure costs of controlled entities and businesses divested	**(61,153)**	(554,445)
Write-down in value of goodwill	**(642,562)**	–
Write-down in value of brand names	**(240,000)**	–
Vineyard operating costs	**(55,127)**	(51,402)
Net decrement in net market value of grape vines	**(9,042)**	(870)
Other expenses from ordinary activities	**(56,276)**	(59,018)
Total expenses from ordinary activities, excluding borrowing costs	**(2,125,714)**	(2,221,276)

	CONSOLIDATED 2003 $'000	2002 $'000
6. SIGNIFICANT ITEMS INCLUDED IN PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
Proceeds from divestment of controlled entities and businesses	–	703,508
Proceeds from realisation of remnant assets of previously divested businesses	**55,809**	–
Written down value of net assets and restructure costs of previously divested businesses	**(61,153)**	(554,445)
Net profit (loss) from previously divested businesses	**(5,344)**	149,063
Write-down in value of goodwill	**(642,562)**	–
Write-down in value of brand names	**(240,000)**	–
Revision in accounting estimate for promotional and depletion allowances	**(22,904)**	–
Restructure and redundancy costs	**(20,829)**	–
Independence Wine Company loan and other assets write-offs	**(20,522)**	–
Write-down of employee share plan loans	**(17,187)**	–
Write-down in value of property, plant and equipment to recoverable amount	**(9,665)**	–
Write-down of non trading receivables	**(7,366)**	–
Net write-back of onerous contract provision	**8,546**	–
	(977,833)	149,063

	CONSOLIDATED 2003 $'000	2002 $'000
7. INCOME TAX		
Prima facie income tax (expense) benefit calculated on profit (loss) from ordinary activities at 30% (2002: 30%)	**282,364**	(110,642)
Increase (decrease) in tax expense due to:		
Rebates on dividends received	–	18
Research and development allowance	**62**	58
Overseas tax rate differential	**1,479**	1,952
Non-assessable profits on divestment of businesses and other assets	**1,977**	38,946
Write-down of intangible assets	**(264,891)**	–
Write-down of property plant and equipment	**(3,635)**	–
Benefit of unbooked tax losses recouped less current year losses not tax effected	**(4,193)**	15,440
Share of net losses of associates and joint venture entities	–	43
Net decrement in net market value of grape vines	**(2,770)**	(132)
Amortisation of intangibles	**(11,046)**	(11,543)
Depreciation	**1,111**	3,358
Other items	**(2,290)**	(127)
Income tax (under) over provided in previous years	**20,153**	6,959
Income tax (expense) benefit relating to profit (loss) from ordinary activities	**18,321**	(55,670)

	CONSOLIDATED 2003 $'000	2002 $'000
8. RETAINED PROFITS (LOSSES)		
Retained profits at beginning of year	**664,989**	515,068
Decrease on initial adoption of:		
– Revised AASB 1012 'Foreign Currency Translation'	**(16,165)**	–
– Revised AASB 1028 'Employee Benefits'	**(1,019)**	–
– AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' - onerous contracts	**(29,048)**	–
Total excluding transactions with owners as owners	**(46,232)**	–
Increase on initial adoption of AASB 1044		
'Provisions, Contingent Liabilities and Contingent Assets' - dividends	**81,361**	–
Transfer from asset revaluation reserve	**99,013**	–
Net profit (loss) attributable to members of Southcorp Limited	**(922,891)**	312,658
Total available for appropriation	**(123,760)**	827,726
Dividends recognised during the year	**(155,869)**	(162,737)
Retained profits (losses) at end of year	**(279,629)**	664,989
9. DIVIDENDS		
Adjustment to final ordinary dividend paid on 8 October 2001	**–**	21
Interim ordinary dividend of 10 cents per share, franked to 80% with Class C (30%) franking credits was paid on 1 July 2003, (2002: 11 cents per share, franked to 100% with Class C (30%) franking credits was paid 1 July 2002)	**74,451**	81,355
Final 2002 ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits was paid on 7 October 2002	**81,418**	81,361
	155,869	162,737
10. TOTAL EQUITY RECONCILIATION		
Total equity at beginning of year	**2,257,721**	2,064,898
Total changes in parent entity interests in equity recognised in statement of financial performance	**(969,984)**	291,273
Transactions with owners as owners:		
– Contributions of equity	**24,335**	72,919
– Net increase on initial adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' - dividend	**81,361**	–
– Dividends	**(155,869)**	(162,737)
Total changes in outside equity interests	**13**	(8,632)
Total equity at end of year	**1,237,577**	2,257,721

	Consolidated 2003 $'000	Consolidated 2002 $'000

11. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no material contingent liabilities and contingent assets, arising outside the normal course of of business, where the probability of future payments/receipts is not considered remote. Details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed are detailed below:

Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

	2003 $'000	2002 $'000
Contingent liabilities arising in respect of various performance and other guarantees provided to third parties.	–	8,024
Termination benefits payable in certain circumstances to directors and executives under service agreements.	**4,709**	2,601

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected.

In addition to the above, there are legal actions against the Company and certain controlled entities which are being defended, liability denied and based on legal advice no material losses are expected. Disclosure of any further information about the matters would be prejudicial to the interests of the Company.

Contingent assets

A contingent asset exists relating to potential deferred consideration for businesses previously divested.

It is not practicable to estimate the potential financial effect.

A contingent asset exists relating to potential compensation receivable from a supplier to a previously divested business. This matter is currently subject to legal action and disclosure of the potential financial effect would be prejudicial to the interests of the Company.

DIRECTORS' DECLARATION

DIRECTORS' DECLARATION

In the opinion of the Directors of Southcorp Limited, the accompanying concise financial report of the consolidated entity, comprising Southcorp Limited and its controlled entities for the year ended 30 June 2003, set out on pages 57 to 70:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039: 'Concise Financial Reports'.

Signed in accordance with a resolution of the Directors.



T B Finn
DIRECTOR

2 September 2003

INDEPENDENT AUDIT REPORT

ON THE CONCISE FINANCIAL REPORT TO THE MEMBERS OF SOUTHCORP LIMITED

SCOPE

The financial report and directors' responsibility

The concise financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 11 and the accompanying discussion and analysis on the statement of financial performance, statement of financial position, and statement of cash flows, set out on pages 57 to 70 for Southcorp Limited ('the Company') and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2003.

The Directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report of the Company and its controlled entities for the year ended 30 June 2003. Our audit report on the full financial report was signed on 2 September 2003, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the concise financial report of Southcorp Limited and its controlled entities for the year ended 30 June 2003 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG.

KPMG

David Rogers

D S Rogers
PARTNER

Sydney
2 September 2003

INVESTOR INFORMATION

ANNUAL GENERAL MEETING

The Annual General Meeting of Southcorp Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia, on Tuesday, 14 October 2003, at 10.00am. Full details of the business of the meeting are contained in the separate Notice of Meeting sent to shareholders.

VOTING AT THE ANNUAL GENERAL MEETING

Voting rights are governed by the Company's Constitution, which provides that each shareholder present at the Annual General Meeting, in person or by proxy, shall have one vote on a show of hands, and upon a poll, one vote for each fully paid ordinary share held.

Voting by proxy is a most effective way for shareholders to participate in the Company's affairs. Shareholders who are unable to attend the Annual General Meeting are therefore encouraged to complete and return the proxy form, which accompanies the Notice of Meeting sent to shareholders.

SHARE REGISTRY ENQUIRIES

Shareholders requiring information about their holdings should contact the Company's share registry, listed under the Directory on the inside back cover. Alternatively, shareholders with internet access can view their shareholdings in the Company's securities by going to the Southcorp website at www.southcorp.com.au. See the *Shareholding Information Online* section on page 74 for further details.

CHANGE OF ADDRESS

Shareholders should immediately advise any change of address in writing, to the Company's share registry or to their sponsoring broker or non-broker participant for any CHESS holding. This will ensure that all Company communications and dividends are despatched to the correct address. For added protection, shareholders are requested to quote their previous address and their Securityholder Reference Number (SRN) or Holder Identification Number (HIN). In addition, shareholders who have registered to receive reports electronically should enter their new email address details by going to the Southcorp website at www.southcorp.com.au. See *Electronic Communication with the Company* on page 74 for details.

CHANGE OF NAME

Shareholders who change their name should contact the Company's share registry immediately to obtain advice on the supporting documentation required by the Company to register the name change.

DIVIDENDS

The Board has determined that it is not appropriate to pay a final dividend for the 2003 financial year. The interim dividend of 10.0 cents per share, franked to 80%, was paid on 1 July 2003. Shareholders should retain all remittance advices and statements relating to dividend payments for taxation purposes.

The following options are available to shareholders for payment of dividends:

- By direct credit – Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend payment date and confirmed by a payment advice sent to the shareholder. Further information and an application form can be obtained from the Company's share registry.
- By cheque – Shareholders should bank dividend cheques as soon as possible to avoid the possibility of them being lost or stolen. Lost or stolen cheques should be reported to the Company's share registry immediately to enable a stop payment and replacement cheque to be produced.

TAX FILE NUMBER (TFN) OR AUSTRALIAN BUSINESS NUMBER (ABN)

If you are an Australian shareholder or subject to Australia's taxation Acts, it is in your best interest to provide your TFN or ABN or exemption number, if you have not already done so, to avoid tax being deducted from any unfranked portion of the dividend payment equal to the maximum personal marginal rate of tax, plus the Medicare levy (ie, 48.5%). However, please note that you are not obliged to do so.

DIVIDEND REINVESTMENT PLAN

The Company's Dividend Reinvestment Plan was suspended on 28 February 2000 until further notice.

INVESTOR INFORMATION

CONSOLIDATION OF SHAREHOLDINGS

Shareholders who have more than one holding and wish to consolidate them into one account should contact the Company's share registry for advice on how to consolidate holdings.

COMPANY PUBLICATIONS

Shareholders will receive the following publications throughout the year to keep them informed of the Company's operations and results:

- Report on Half-Year Results*;
- Annual Report* and Notice of Annual General Meeting; and
- Report on Proceedings and Chairman's Address to Shareholders at the Annual General Meeting*.

* *The Annual and Half-Yearly Results reports and Chairman's Address will not be sent to shareholders who have requested that the Company remove their name from the mailing list.*

The Annual Report is available in two formats – a concise report and a full report. The concise report is derived from the full report but contains an abridged financial report and notes to the accounts. The concise report also contains a Discussion and Analysis by Management section that is not required to be included in the full report. Shareholders will automatically receive the concise report unless they have advised that they wish to receive either the full report or no report. Copies of the full report are available to shareholders upon request at no cost, even if they have previously advised that they wish to receive the concise report. Alternatively, shareholders can register on the Company's website at www.southcorp.com.au to receive reports electronically. See *Electronic Communication with the Company* below for details.

REMOVAL FROM ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive a copy of the Annual Report should advise the Company's share registry in writing or via the online facility. See *Electronic Communication with the Company* below for details. These shareholders will continue to receive other information, including notices of shareholders' meetings, which is required to be sent to them by law.

ELECTRONIC COMMUNICATION WITH THE COMPANY

Shareholders can now communicate electronically with the Company and are encouraged to do so. This gives shareholders immediate access to Company reports and announcements, media releases and investor briefings as they are released to the market. Copies of all company announcements are also posted on the website at the time that they are released to the Australian Stock Exchange. Shareholders who would like to receive these reports electronically can register their email address with the share registry via the Company's website by going to www.southcorp.com.au, clicking on the Investor Centre shortcut and then the 'REGISTER' button under the Online Shareholder shortcut and following the on-screen instructions. Shareholders can also elect which reports and documents they would like to receive.

SHAREHOLDING INFORMATION ONLINE

In addition to receiving reports and briefings electronically, shareholders can check their shareholding, download commonly used forms and information and review details about their holding, such as a dividend history in Southcorp shares, by going to www.southcorp.com.au and clicking on the Investor Centre shortcut and then the 'View Securityholding' button at the foot of the page under the 'Online Shareholder' shortcut. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

MARKETS ON WHICH SHARES ARE QUOTED IN AUSTRALIA

Southcorp Limited's shares are quoted on Australian Stock Exchange Limited (ASX) and are dealt with on the Stock Exchange Automated Trading System (SEATS). The code under which the Company's shares are traded on ASX is SRP, and details of trading activity are published in the share tables of daily newspapers.

The Company's shares are also included in the ASX Exchange Traded Options List. Shares in Southcorp Limited are held in uncertificated form on either the CHESS subregister or the Issuer Sponsored subregister.

Shareholders who elect to hold their shares on the CHESS subregister must enter into a sponsorship agreement with a CHESS participant, such as a sharebroker or trustee company. Shareholders who do not enter into such a sponsorship agreement will automatically be registered on the Issuer Sponsored subregister.

A statement of all transactions that occur on either a CHESS or Issuer Sponsored holding is sent to shareholders following the end of the month in which a transaction occurs. Statements are also sent when an Issuer Sponsored holding is first established. Further information regarding CHESS and Issuer Sponsorship can be obtained from the Company's share registry or a sharebroker.

AMERICAN DEPOSITORY RECEIPTS

Southcorp Limited's shares are traded in sponsored American Depository Receipt (ADR) form on the 'over-the-counter' market in the United States. The symbol is STHHY and the CUSIP number is 841295108. Each Level 1 ADR represents five Southcorp shares. ADR holders receive the same information that is sent to shareholders. Enquiries about ADR holdings should be made to The Bank of New York, Depository Receipts Division, 101 Barclay Street, New York, N.Y. 10286, USA, or, in Australia, to Level 5, 350 Collins Street, Melbourne, Victoria. Alternatively, you can view the Bank of New York's ADR website at www.adrbny.com.

STATEMENT OF SHAREHOLDINGS

Information relating to security holders as at 20 August 2003:

DISTRIBUTION OF SHAREHOLDERS AND SHAREHOLDINGS

Distribution of shareholders and shareholdings:

	SHAREHOLDERS		ORDINARY SHARES	
BAND (SHARES)	NUMBER	%	NUMBER	%
1 – 1,000*	26,838	33.77	16,414,141	2.21
1,001 – 5,000	40,650	51.15	99,651,690	13.39
5,001 – 10,000	7,380	9.28	54,146,290	7.27
10,001 – 100,000	4,409	5.55	97,991,452	13.16
100,001 and over	195	0.25	476,304,565	63.97
TOTAL	79,472	100.00	744,508,138	100.00

* Includes 3,156 holding less than a parcel of 160 shares.

THE TWENTY LARGEST SHAREHOLDERS	ORDINARY SHARES	
	NUMBER	% OF ISSUED
Reline Investments Pty Ltd	139,949,024	18.80
J P Morgan Nominees Australia Limited	81,380,374	10.93
National Nominees Ltd	55,737,167	7.49
Westpac Custodian Nominees Limited	54,922,761	7.38
RBC Global Services Australia	20,619,003	2.77
Citicorp Nominees Pty Ltd	15,113,037	2.03
ANZ Nominees Limited	10,243,220	1.38
Commonwealth Custodial Services Limited	8,283,551	1.11
Queensland Investment Corporation	6,850,606	0.92
AMP Life Limited	6,810,566	0.91
Cogent Nominees Pty Limited	6,772,111	0.91
Australian Foundation Investment Company Ltd	4,857,783	0.65
Southcorp Executive Share and Option Plan Pty Ltd	4,049,000	0.54
Norbert Investments Pty Ltd	3,030,221	0.41
Government Superannuation Office (a/c State Super Fund)	2,834,961	0.38
HSBC Custody Nominees Ltd	2,751,219	0.37
Zurich Investment Management Ltd (Zurich Aust Equities a/c)	2,700,000	0.36
Southcorp Employee Share Plan Pty Ltd	2,621,177	0.35
Argo Investments Limited	1,918,185	0.26
Victorian Workcover	1,917,214	0.26
TOTAL	433,361,180	58.21

INVESTOR INFORMATION

SUBSTANTIAL SHAREHOLDERS

A substantial shareholder is one who has a relevant interest in 5% or more of the total issued shares of the Company. As at 20 August 2003, there were four substantial shareholders in the capital of the Company.

A substantial shareholder is only obliged to formally notify the Australian Stock Exchange and the Company when that shareholder's interest in the Company changes by 1% or more from the amount previously notified. None of the four substantial shareholders have so changed their respective interest since their notification dates set out below. This can mean that the number shown below may differ from an interest disclosed in the list of Top 20 shareholders on page 75.

By notice dated 11 August 2003, Maple-Brown Abbott of 60 Margaret Street, Sydney, NSW, 2000 advised that it had a relevant interest in 79,680,719 ordinary shares in the Company. This interest represented 10.70% of the issued shares of the Company at the time of lodgement of the notice.

By notice dated 20 December 2002, The Capital Group Companies, Inc. of 333 South Hope Street, Los Angeles, California, 90071, advised that it had a relevant interest in 74,340,312 ordinary shares in the Company. This interest represented 9.99% of the issued shares of the Company at the time of lodgement of the notice.

By notice dated 1 June 2001, Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Reline Investments Pty Ltd, both of 18 Herbert Street, Artarmon, NSW, 2064, have a relevant interest in 132,538,589 ordinary shares in the Company. This interest represented 18.26% of the issued shares of the Company at the time of lodgement of the notice.

By notice dated 1 March 2001, Southcorp Limited and its related bodies corporate of 403 Pacific Highway, Artarmon, NSW, 2064, by virtue of a Shareholders' Deed dated 27 February 2001 between the Company, Reline Investments Pty Ltd, Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Robert Ian Oatley, has a relevant interest in 79,304,564 fully paid ordinary shares in itself as a consequence of Reline Investments' interest in 10% of Southcorp's issued capital and holdings of 6,798,700 shares held by the trustees of the Company's employee share and option plans. This interest represented 10.94% of the issued shares of the Company at the time of lodgement of the notice.

DIRECTORY

REGISTERED OFFICE

Southcorp Limited
ABN 80 007 722 643

403 Pacific Highway
Artarmon NSW 2064
Australia

or

PO Box 366
Artarmon NSW 1570
Australia

Telephone: (02) 9465 1000
International: +61 2 9465 1000

Facsimile: (02) 9465 1100
International: +61 2 9465 1100

Company Secretary: Martin M Hudson

AUDITORS

KPMG (external auditors)
Ernst & Young (internal auditors)

CORPORATE SOLICITORS

Allens Arthur Robinson
Finlaysons

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000, Australia

or

GPO Box 1903
Adelaide SA 5001, Australia

Telephone: 1300 556 161
Toll-free: 1800 817 074
International: +61 3 9615 5970

Facsimile: (08) 8236 2305
International fax: +61 8 8236 2305

Website: www.computershare.com

FINANCIAL CALENDAR 2003

25 February 2003
HALF-YEAR RESULTS AND INTERIM DIVIDEND ANNOUNCED

30 May 2003
RECORD DATE FOR INTERIM DIVIDEND

30 June 2003
FINANCIAL YEAR END

1 July 2003
INTERIM DIVIDEND PAID

2 September 2003
ANNUAL RESULTS ANNOUNCED

14 October 2003
ANNUAL GENERAL MEETING

23 October 2003
CHAIRMAN AND CEO'S AGM ADDRESSES TO SHAREHOLDERS

Design and pre-production: Designworks Asia Pacific. Photography: Martin Mischkulnig and Brett Odgers.

This report is printed on 100% Australian-made paper.
Elemental Chlorine Free technology is used to manufacture this paper in accordance with sustainable forest management practices under ISO14001.

FINANCIAL REPORT 2003



This Financial Report should be read in conjunction with the 2003 Concise Report. The Financial Report, together with the Concise Report, constitutes the Full Annual Report for the year ended 30 June 2003.

SOUTHCORP LIMITED

CONTENTS

STATEMENTS OF FINANCIAL PERFORMANCE	1
STATEMENTS OF FINANCIAL POSITION	2
STATEMENTS OF CASH FLOWS	3

NOTES TO THE FINANCIAL STATEMENTS

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES	4/9
2. REVENUE FROM ORDINARY ACTIVITIES	10
3. EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS	11
4. SIGNIFICANT ITEMS INCLUDED IN PROFIT (LOSS) FROM ORDINARY ACTIVITES BEFORE INCOME TAX EXPENSE	11
5. PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	12/13
6. INCOME TAX	14/15
7. DIVIDENDS	15
8. EARNINGS PER SHARE ('EPS')	16
9. CASH ASSETS	16
10. CURRENT RECEIVABLES	17
11. CURRENT INVENTORIES	17
12. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS	18
13. NON-CURRENT RECEIVABLES	18
14. NON-CURRENT INVENTORIES	19
15. INVESTMENTS	19
16. OTHER FINANCIAL ASSETS	19
17. PROPERTY, PLANT AND EQUIPMENT	20
18. GRAPE VINES	21
19. INTANGIBLE ASSETS	21
20. OTHER NON-CURRENT ASSETS	21
21. CURRENT PAYABLES	21
22. CURRENT INTEREST-BEARING LIABILITIES	22
23. CURRENT PROVISIONS	22
24. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS	22
25. NON-CURRENT PAYABLES	22
26. NON-CURRENT INTEREST-BEARING LIABILITIES	22
27. NON-CURRENT PROVISIONS	23
28. CONTRIBUTED EQUITY	24
29. RESERVES	25
30. RETAINED PROFITS (LOSSES)	26
31. OUTSIDE EQUITY INTERESTS	26
32. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	27
33. DETAILS OF INVESTMENTS IN ASSOCIATED AND JOINT VENTURE ENTITIES	28
34. SEGMENT REPORTING	28/30
35. LEASE COMMITMENTS	31
36. CAPITAL AND OTHER EXPENDITURE COMMITMENTS	31
37. EMPLOYEE BENEFITS	32/36
38. AUDITORS' REMUNERATION	37
39. DIRECTORS' REMUNERATION	37
40. EXECUTIVES' REMUNERATION	38/39
41. CONTINGENT LIABILITIES AND CONTINGENT ASSETS	39
42. DEED OF CROSS GUARANTEE	40/41
43. NOTES TO THE STATEMENTS OF CASH FLOWS	42/44
44. FINANCING ARRANGEMENTS	44
45. FINANCIAL INSTRUMENTS DISCLOSURE	45/46
46. RELATED PARTY DISCLOSURES	47/48
47. CONTROLLED ENTITIES	49/51
DIRECTORS' DECLARATION	52
INDEPENDENT AUDIT REPORT	52
DIRECTORY	53
FINANCIAL CALENDAR 2003	53

ANNUAL GENERAL MEETING

The Directors invite you to the Annual General Meeting of Southcorp Limited to be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia, on Tuesday, 14 October 2003, at 10.00 am.

Southcorp Limited ABN 80 007 722 643

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		SOUTHCORP LIMITED	
	NOTE	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Revenue from ordinary activities – wine operations	2	**1,179,976**	1,471,739	**188,649**	131,744
Revenue from ordinary activities – divested businesses	2	**55,809**	1,195,098	**448**	4,818
Revenue from ordinary activities		**1,235,785**	2,666,837	**189,097**	136,562
Expenses from ordinary activities, excluding borrowing costs	3	**(2,125,714)**	(2,221,276)	**(27,679)**	(46,997)
Borrowing costs	5	**(50,790)**	(76,698)	**(13,661)**	(14,245)
Share of net losses of associates and joint ventures accounted for using the equity method	32	**(493)**	(57)	–	–
Profit (loss) from ordinary activities before related income tax		**(941,212)**	368,806	**147,757**	75,320
Income tax (expense) benefit relating to ordinary activities	6	**18,321**	(55,670)	**5,580**	(2,581)
Profit (loss) from ordinary activities after income tax		**(922,891)**	313,136	**153,337**	72,739
Net profit attributable to outside equity interests		**–**	478	**–**	–
Net profit (loss) attributable to members of Southcorp Limited		**(922,891)**	312,658	**153,337**	72,739
Non-owner transaction changes in equity					
Net exchange differences on translation of financial statements of self-sustaining foreign operations	29	**(17,026)**	(21,385)	**–**	–
Net increase in foreign currency translation reserve on initial adoption of changes to accounting standards	29	**16,165**	–	**–**	–
Net decrease in retained profits on initial adoption of changes to accounting standards	30	**(46,232)**	–	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**(47,093)**	(21,385)	**–**	–
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**(969,984)**	291,273	**153,337**	72,739
Basic earnings per share for Southcorp Limited	8	**(124.2) cents**	42.4 cents		
Diluted earnings per share for Southcorp Limited	8	**(124.2) cents**	42.2 cents		

The accompanying notes form part of these financial statements.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	NOTE	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Current assets					
Cash assets	9	**40,281**	42,540	**473**	3,535
Receivables	10	**373,438**	552,511	**1,062,726**	861,989
Inventories	11	**644,401**	624,098	**–**	–
Foreign currency hedges – anticipated transactions	12	**32,280**	40,397	**–**	–
Current tax assets	6	**11,411**	–	**–**	–
Prepayments		**11,088**	11,075	**–**	36
Total current assets		1,112,899	1,270,621	1,063,199	865,560
Non-current assets					
Receivables	13	**24,767**	83,316	**1,221,129**	1,310,900
Inventories	14	**216,403**	240,623	**–**	–
Investments	15	**3,008**	1,576	**–**	–
Foreign currency hedges – anticipated transactions	12	**74,778**	70,440	**–**	–
Other financial assets	16	**32,335**	41,160	**198,261**	198,260
Property, plant and equipment	17	**610,243**	648,505	**–**	684
Grape vines	18	**170,474**	172,569	**–**	–
Intangible assets	19	**365,997**	1,285,282	**–**	–
Deferred tax assets	6	**44,624**	34,858	**6,133**	2,029
Other	20	**1,170**	8,905	**–**	–
Total non-current assets		1,543,799	2,587,234	1,425,523	1,511,873
Total assets		2,656,698	3,857,855	2,488,722	2,377,433
Current liabilities					
Payables	21	**255,240**	361,310	**646,347**	547,275
Interest-bearing liabilities	22	**286,564**	59,914	**–**	–
Current tax liabilities	6	**692**	47,990	**135**	1,916
Provisions	23	**134,824**	233,056	**74,451**	163,553
Foreign currency hedges – anticipated transactions	24	**32,280**	40,397	**–**	–
Total current liabilities		709,600	742,667	720,933	712,744
Non-current liabilities					
Payables	25	**3,527**	1,143	**–**	–
Interest-bearing liabilities	26	**521,243**	686,178	**–**	–
Deferred tax liabilities	6	**75,197**	73,685	**–**	1
Provisions	27	**34,776**	26,021	**–**	63
Foreign currency hedges – anticipated transactions	24	**74,778**	70,440	**–**	–
Total non-current liabilities		709,521	857,467	–	64
Total liabilities		1,419,121	1,600,134	720,933	712,808
Net assets		1,237,577	2,257,721	1,767,789	1,664,625
Equity					
Contributed equity	28	**1,514,282**	1,489,947	**1,514,282**	1,489,947
Reserves	29	**2,901**	102,775	**–**	18,615
Retained profits (losses)	30	**(279,629)**	664,989	**253,507**	156,063
Equity attributable to members of Southcorp Limited		1,237,554	2,257,711	1,767,789	1,664,625
Outside equity interests	31	**23**	10	**–**	–
Total equity		1,237,577	2,257,721	1,767,789	1,664,625

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**1,455,742**	2,102,332	**8,365**	54,115
Cash payments in the course of operations		**(1,278,007)**	(1,871,254)	**(8,908)**	(29,888)
Dividends received		**–**	86	**165,478**	68,200
Interest received		**8,140**	14,774	**17,092**	16,312
Interest and other borrowing costs paid		**(56,813)**	(83,211)	**(13,661)**	(14,245)
Income taxes paid		**(32,275)**	(28,266)	**(576)**	(1,861)
Net operating cash flows	43(a)	96,787	134,461	167,790	92,633
Cash flows from investing activities					
Payments for property, plant and equipment and grape vines		**(75,148)**	(118,321)	**(57)**	(2,183)
Proceeds from sale of property, plant and equipment and grape vines		**5,108**	13,639	**–**	735
Proceeds from redemption of equity investments		**2,994**	–	**–**	–
Proceeds from sale of equity investments		**105**	1,881	**–**	–
Proceeds from sale of other non-current assets		**–**	1,366	**–**	–
Payments for equity accounted investments		**(2,248)**	(1,980)	**–**	–
Payment for an equity investment in a controlled entity		**–**	–	**(1)**	–
Payments/proceeds for controlled entities, net of cash acquired	43(c)	**1,808**	(783)	**–**	–
Proceeds from divestment of controlled entities and businesses, net of cash disposed	43(d)	**–**	630,833	**–**	–
Proceeds from realisation of remnant assets of previously divested businesses		**55,004**	–	**448**	–
Payments relating to controlled entities and businesses previously divested		**(20,887)**	(43,222)	**(5,246)**	(19,446)
Net loans to controlled entities		**–**	–	**(19,655)**	(1,924)
Other payments		**(51)**	(2,007)	**–**	–
Net investing cash flows		(33,315)	531,406	(24,511)	(22,818)
Cash flows from financing activities					
Proceeds from issue of shares		**20,487**	53,218	**20,487**	53,218
Dividends paid		**(162,773)**	(144,016)	**(162,773)**	(144,016)
Proceeds from deferred consideration of controlled entities and businesses divested in prior years		**18,218**	121,210	**–**	–
Loans advanced		**(11,606)**	(5,370)	**(11,606)**	(1,480)
Proceeds from repayments of loans		**8,540**	12,838	**7,551**	13,200
Proceeds from borrowings		**507,214**	472,301	**–**	–
Repayment of borrowings		**(448,796)**	(1,206,039)	**–**	–
Net financing cash flows		(68,716)	(695,858)	(146,341)	(79,078)
Net increase (decrease) in cash held		(5,244)	(29,991)	(3,062)	(9,263)
Cash at beginning of year		**41,047**	72,305	**3,535**	12,798
Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year		**(1,775)**	(1,267)	**–**	–
Cash at end of year	43(b)	34,028	41,047	473	3,535

The accompanying notes form part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Reclassification of financial information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures or as a result of the first time application of revised accounting standards.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, being the chief entity, and its controlled entities (together being 'the consolidated entity').

Controlled entities

Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated financial statements from the date control commences or up to the date control ceases. Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

The controlled entities included in the consolidation are set out in note 47 and all balances and effects of transactions between controlled entities have been eliminated.

Associates and joint venture entities

Investments in associates and joint venture entities are accounted for using equity accounting principles. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the associates or joint venture entities net profit or loss after tax is recognised in the consolidated statements of financial performance after adjustments for dissimilar accounting policies and amortisation of goodwill. Other movements in reserves are recognised directly in the consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign currency translation

Transactions

Foreign currency transactions are translated to Australian currency at exchange rates ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies at reporting date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statements of financial performance in the periods in which the exchange rate changes, except where: hedging specific anticipated transactions; relating to acquisition of qualifying assets; hedging net investment in self-sustaining operations; or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In the latter two cases, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation.

Translation of foreign operations

Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at an average rate for the year. Exchange differences arising on translation are transferred to the foreign currency translation reserve until the disposal, or partial disposal of the operations. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(d) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for speculative purposes.

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risk being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statements of financial performance.

The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statements of financial position from the date of inception of the hedge transaction. Once recognised the receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Option premiums are recorded as assets when paid and included in the measurement of the transaction when it occurs.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedge transaction are recognised immediately in the statements of financial performance.

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at reporting date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statements of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including an option contract) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the foreign currency hedge are included in the statements of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statements of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statements of financial performance.

(e) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax payable to the taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods

Revenue from sale of wine is recognised (net of returns, discounts, allowances, rebates and taxes) when control of the goods passes to the customer.

Net market value of own-grown grapes

The market value of harvested grapes net of harvesting costs is recognised as revenue in the statements of financial performance in the period in which the harvest occurs.

Grape vines net market value movements

Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statements of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred.

Sale of non-current assets

The gross proceeds from the sale of non-current assets are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs).

Dividends

Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received.

(g) Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

No provision is made for additional taxes which could become payable if certain reserves of foreign controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability on the statements of financial position.

Revenues are also recognised net of the wine equalisation tax ('WET') and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability on the statements of financial position.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

(i) Earnings per share

Basic earnings per share

Basic earnings per share ('EPS') is determined by dividing the net profit (loss) after income tax attributable to members of the Company, excluding any costs of servicing equity, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(j) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 28 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at reporting date and specific provisions are made for any doubtful accounts.

Loans to other entities and to purchasers of previously divested businesses are initially recognised at amounts due and are assessed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount exceeds the recoverable amount, the difference is expensed.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

(l) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Associates

An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence and where the investment in that entity has not been acquired with a view to disposal in the near future. Investments in associated entities are carried at the lower of the equity accounted amount and the recoverable amount.

Joint venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control. Investments in joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount.

Other entities

Investments in other listed and unlisted entities are carried at the lower of cost and recoverable amount, being a directors' valuation based on market value at the time of the valuation.

(m) Non-current assets

The carrying amounts of all non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount valued on the cost basis of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the difference is expensed in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets the relevant net cash flows have been discounted to their net present values.

(n) Property, plant and equipment

Property, plant and equipment acquired is initially recorded at cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

The cost of assets constructed or internally generated by the consolidated entity includes the cost of material and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in note 1(t).

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount.

Land and buildings are independently valued every three years, however these revalued amounts are not recognised in the financial statements.

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset taking into account estimated residual values. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings – 66 years
- Plant and equipment – 3 to 40 years

Depreciation rates are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of another asset or an allocation of production overheads.

(o) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed on a straight line basis over the term of the leases.

(p) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined by the directors as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, the directors have made certain assumptions including market prices, yields and quality of grapes and vineyard operating costs.

(q) Intangibles

Goodwill, representing the difference between the cost of acquisition and the fair value of identifiable net assets in entities and businesses acquired, is amortised over the period of time during which benefits are expected to arise. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the statements of financial performance to the extent that future benefits are no longer probable.

Brand names are recorded at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations. Brand names which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete. All brand names included in the statements of financial position are considered to have indefinite lives and therefore are not amortised.

(r) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to reporting date and which are unpaid. Trade accounts payable are normally settled between 30 and 60 days. Payments to grape growers are made in 3 instalments over a period of approximately 180 days from receipt of grapes.

(s) Interest-bearing liabilities

Bank loans and notes are carried on the statements of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statements of financial position at the net proceeds received, plus accrued interest at the contracted rate.

(t) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets in which case borrowing costs are capitalised to the cost of the assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current year this rate was 6.34% per annum (2002: 5.90%).

Capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statements of financial performance.

(u) Employee benefits

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to reporting date.

Wages, salaries, annual leave and sick leave

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of year-end and beyond represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee benefits for long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increase in wage and salary rates including related on-costs and expected settlement dates

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely matches the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation plan

The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are recognised as an expense in the year they are paid or become payable.

Employee share and option plans

Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company has granted shares and options to employees and certain executives of the Company and controlled entities during the year. Costs incurred in administering these schemes are expensed as incurred.

As there are no current accounting standards or other authoritative guidance in Australia dealing with the recognition of options issued, no value has been reflected in the consolidated entity's financial statements in respect of the options granted over unissued ordinary shares in the Company.

Amounts receivable under the various employee share plans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

(v) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the statements of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statements of financial position, the provision is recognised net of the recovery only when the entity has a legally recognised right to set-off the recovery receivable and the provision and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, determined or publicly recommended, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Divested businesses

These amounts relate to provisions established in respect of the divestment of previously owned controlled entities and businesses and include environmental, pension, litigation and other commitments.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

(w) Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately.

(x) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(y) Changes in accounting policies

Foreign currency translation

The consolidated entity has applied the revised AASB 1012 'Foreign Currency Translation' (issued in November 2000) for the first time from 1 July 2002.

Where forward exchange contracts (including option contracts) are specifically designated to hedge anticipated purchase or sale of goods or services, amounts receivable or payable under forward exchange contracts outstanding at the reporting date and the associated deferred gains or losses are recorded on the statements of financial position using the foreign currency exchange rate applicable at the reporting date. These amounts were not previously recognised until the hedged transaction occurred, the hedge was terminated or it became probable that the hedged transaction would not occur as designated.

Comparative financial information included in the statements of financial position has been restated to include amounts relating to hedges of anticipated purchases and sales consistent with the revised AASB 1012. The financial impact of this change is to gross up the statements of financial position by the amounts disclosed in notes 12 and 24. There is no impact on opening retained profits at 1 July 2002 or the statements of financial performance for the current financial year.

In addition, under the revised AASB 1012, the balance of the foreign currency translation reserve ('FCTR') which relates to divested self-sustaining foreign operations must now be transferred to retained profits.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are a $16,165,000 increase in FCTR and a corresponding decrease in opening retained profits. There is no impact on revenues and expenses in the statements of financial performance for the current financial year.

Employee benefits

The consolidated entity has applied the revised AASB 1028 'Employee Benefits' (issued in June 2001) for the first time from 1 July 2002. The liabilities for wages and salaries, annual leave and sick leave are now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

Adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $1,404,000 increase in provision for employee benefits
- $1,019,000 decrease in opening retained profits
- $385,000 increase in future income tax benefit.

As a result of this change in accounting policy, employee benefits expense decreased by $434,000 and income tax expense increased by $130,000 for the reporting period to 30 June 2003.

It is not practicable to calculate the impact on the employee benefits expense for the reporting period to 30 June 2002.

Provisions, contingent liabilities and contingent assets

The consolidated entity has applied AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' (issued in October 2001) for the first time from 1 July 2002.

Dividends

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the period to which they related, even though the dividends were announced after the end of that period.

Adjustments to the consolidated financial report and to the Company's financial report as at 1 July 2002 as a result of this change are a $81,361,000 increase in opening retained profits and a corresponding decrease in provision for dividends.

Onerous contracts

AASB 1044 requires provisions to be made for onerous contract liabilities. A number of grape supply contracts held by the consolidated entity at 1 July 2002 were onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the future economic benefits expected to be received.

Adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $29,048,000 decrease in opening retained profits
- $37,277,000 increase in provision for onerous contracts
- $8,229,000 increase in future income tax benefit.

As a result of this change in accounting policy, expected losses on onerous grape contracts associated with The Independence Wine Company, LLC which would otherwise have been expensed against operating profit from ordinary activities and amounting to $7,288,000, with no impact on income tax expense, were charged against this provision. An amount of $2,835,000 (income tax expense of $851,000) was also utilised to reduce the carrying value of inventory at 30 June 2003 to its net realisable value. In addition, a reassessment of the provision arising from tonnage shortfalls in the 2003 vintage, renegotiation of contracts and amounts surplus to requirements due to changes in production following the 2003 vintage, together with additional provisions booked, resulted in the impact on the 2003 net loss being a net write-back of the provision of $8,546,000 (income tax expense of $2,018,000).

It is not practicable to calculate the impact on the financial statements for the reporting period to 30 June 2002.

(z) Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

Certain promotional and depletion allowances in the USA are passed on to the ultimate customer by the consolidated entity's customer and are wholly or partly recharged to the consolidated entity. In prior years, the accrual for such promotional and depletion allowances was estimated and recognised at the time they became due and payable to the consolidated entity's customer. A reliable estimate of the allowance to be paid to the ultimate customer is now made and recognised at the same time as the consolidated entity recognises revenue from sale to its customer. The financial impact of the change in estimate in the current period is a $22,904,000 reduction in pre-tax profit and no impact on income tax expense.

As part of the review of USA depletion allowances, the nature of certain promotional and depletion allowances were reassessed and classifications reconsidered for relevance, appropriateness and to ensure consistent treatment in the USA, Australia and UK. As a result of this, in the 2003 financial year certain promotional and depletion allowances that were previously included in selling, marketing and distribution expenses have been reclassified and deducted from revenue from sale of goods. This is considered to be a more relevant and appropriate classification. Comparative financial information has been restated by reducing the revenue from sale of goods by $155,506,000, with a corresponding decrease in selling, marketing and distribution expenses. There is no net effect on operating profit from ordinary activities in either current or prior financial year as a result of this reclassification.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	CONSOLIDATED		SOUTHCORP LIMITED	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sale of goods	**1,104,852**	1,369,427	**–**	–
Management fees	**–**	–	**6,000**	47,232
Dividends received	**–**	4	**165,478**	68,200
Interest received or receivable	**6,327**	15,212	**17,092**	16,312
Net market value of own-grown grapes	**57,449**	63,445	**–**	–
Royalties receivable from joint venture entities	**232**	–	**–**	–
	1,168,860	1,448,088	**188,570**	131,744
Revenue from outside operating activities				
Proceeds from sale of non-current assets	**3,838**	16,516	**–**	–
Other	**7,278**	7,135	**79**	–
	11,116	23,651	**79**	–
Total revenue from ordinary activities from wine operations	**1,179,976**	1,471,739	**188,649**	131,744
Revenue from divested businesses				
Sale of goods	**–**	475,043	**–**	–
Rendering of services	**–**	2,909	**–**	–
Proceeds from sale of non-current assets	**–**	2,883	**–**	735
Proceeds from divestment of controlled entities and businesses	**–**	703,508	**–**	–
Proceeds from realisation of remnant assets of previously divested businesses	**55,809**	–	**448**	–
Dividends received	**–**	82	**–**	–
Other	**–**	10,673	**–**	4,083
	55,809	1,195,098	**448**	4,818
Total revenue from ordinary activities	**1,235,785**	2,666,837	**189,097**	136,562

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
3. EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS				
Cost of goods sold	**(728,051)**	(1,165,367)	**–**	–
Administration expenses	**(90,505)**	(92,345)	**(21,945)**	(17,379)
Selling, marketing and distribution expenses	**(242,998)**	(297,829)	**–**	–
Written down value of net assets and restructure costs of controlled entities and businesses divested	**(61,153)**	(554,445)	**(5,590)**	(28,824)
Write-down in value of goodwill	**(642,562)**	–	**–**	–
Write-down in value of brand names	**(240,000)**	–	**–**	–
Vineyard operating costs	**(55,127)**	(51,402)	**–**	–
Net decrement in net market value of grape vines	**(9,042)**	(870)	**–**	–
Other expenses from ordinary activities	**(56,276)**	(59,018)	**(144)**	(794)
Total expenses from ordinary activities, excluding borrowing costs	**(2,125,714)**	(2,221,276)	**(27,679)**	(46,997)

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
4. SIGNIFICANT ITEMS INCLUDED IN PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE				
Proceeds from divestment of controlled entities and businesses	**–**	703,508	**–**	–
Proceeds from realisation of remnant assets of previously divested businesses	**55,809**	–	**448**	–
Written down value of net assets and restructure costs of previously divested businesses	**(61,153)**	(554,445)	**(5,590)**	(28,824)
Net profit (loss) from previously divested businesses	**(5,344)**	149,063	**(5,142)**	(28,824)
Write-down in value of goodwill	**(642,562)**	–	**–**	–
Write-down in value of brand names	**(240,000)**	–	**–**	–
Revision in accounting estimate for promotional and depletion allowances	**(22,904)**	–	**–**	–
Restructure and redundancy costs	**(20,829)**	–	**–**	–
Independence Wine Company loan and other asset write-offs	**(20,522)**	–	**–**	–
Write-down of employee share plan loans	**(17,187)**	–	**(17,187)**	–
Write-down in value of property, plant and equipment to recoverable amount	**(9,665)**	–	**–**	–
Write-down of non trading receivables	**(7,366)**	–	**–**	–
Net write-back of onerous contract provision	**8,546**	–	**–**	–
	(977,833)	149,063	**(22,329)**	(28,824)

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000

5. PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

Profit (loss) from ordinary activities before income tax has been arrived at after crediting (charging):

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Interest received or receivable from:				
Controlled entities	–	–	**16,973**	16,183
Associated entities	**1,067**	1,039	–	–
Other persons	**5,260**	14,173	**119**	129
	6,327	15,212	**17,092**	16,312
Borrowing costs				
Interest paid or payable to:				
Controlled entities	–	–	**(13,650)**	(14,243)
Other persons	**(51,422)**	(75,999)	**(11)**	(2)
Lease finance charges	**(35)**	(71)	–	–
	(51,457)	(76,070)	**(13,661)**	(14,245)
Capitalised interest	**17,640**	15,386	–	–
Capitalised interest relieved	**(15,300)**	(13,902)	–	–
	(49,117)	(74,586)	**(13,661)**	(14,245)
Other borrowing costs	**(1,869)**	(2,023)	–	–
Borrowing costs capitalised	**662**	376	–	–
Borrowing costs relieved	**(466)**	(465)	–	–
Borrowing costs	**(50,790)**	(76,698)	**(13,661)**	(14,245)
Net interest income (expense) and other borrowing costs	**(44,463)**	(61,486)	**3,431**	2,067
Dividends received from:				
Other entities	–	86	–	–
Controlled entities	–	–	**165,478**	68,200
	–	86	**165,478**	68,200
Write-down of non-current assets:				
Goodwill	**(642,562)**	–	–	–
Brand names	**(240,000)**	–	–	–
Land and buildings	**(6,731)**	–	–	–
Plant and equipment	**(2,934)**	–	–	–
	(892,227)	–	–	–
Net profit (loss) on sale of non-current assets:				
Property, plant and equipment and grape vines	**(430)**	111	–	(59)
Other	**(183)**	2,010	–	–
	(613)	2,121	–	(59)
Net profit (loss) from previously divested businesses	**(5,344)**	149,063	**(5,142)**	(28,824)

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Depreciation of property, plant and equipment:				
Buildings	**(2,519)**	(3,650)	–	–
Plant and equipment	**(47,678)**	(56,674)	–	(552)
	(50,197)	(60,324)	–	(552)
Amortisation of intangibles and other assets:				
Goodwill	**(36,805)**	(38,586)	–	–
Patents, trademarks and licences	–	(2)	–	–
Brand names	–	(523)	–	–
Establishment costs	–	(115)	–	–
Research and development expenditure	–	(64)	–	–
	(36,805)	(39,290)	–	–
Self-generating and regenerating assets:				
Net market value of own-grown grapes	**57,449**	63,445	–	–
Vineyard operating costs	**(55,127)**	(51,402)	–	–
Previous net market value adjustments released to cost of sales on product sold	**(15,681)**	(10,972)	–	–
Net decrement in net market value of grape vines (includes significant item of $8,158,000 on USA grape vines)	**(9,042)**	(870)	–	–
	(22,401)	201	–	–
Net (expense) credit from movement in provisions:				
Employee benefits	**(15,128)**	(19,000)	–	69
Doubtful trade debts	**375**	874	–	–
Doubtful loans	**(763)**	(3,191)	–	–
Employee share plan loans	**(16,891)**	–	**(16,891)**	–
Onerous contracts	**8,546**	–	–	–
Other	**(835)**	(6,575)	–	–
	(24,696)	(27,892)	**(16,891)**	69
Independence Wine Company loan written-off	**(11,857)**	–	–	–
Share plan loans realised loss	**(296)**	–	**(296)**	–
Bad debts written off – trade debtors	**(91)**	(392)	–	–
Bad debts recovered	**63**	71	–	–
Net foreign exchange gains (losses)	**(474)**	604	**(144)**	(187)
Operating lease rental expense	**(17,310)**	(17,809)	–	(766)
Research and development expenditure	–	(5,508)	–	–
Write-down in value of wine inventory	**(35,336)**	(7,427)	–	–

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
6. INCOME TAX				
Prima facie income tax (expense) benefit calculated on profit (loss) from ordinary activities at 30% (2002: 30%)	**282,364**	(110,642)	**(44,327)**	(22,596)
Increase (decrease) in tax expense due to:				
Imputation gross-up on dividends received	**–**	–	**(21,276)**	–
Franking credits on dividends received	**–**	–	**70,919**	–
Rebates on dividends received	**–**	18	**–**	20,460
Research and development allowance	**62**	58	**–**	–
Overseas tax rate differential	**1,479**	1,952	**–**	–
Non-assessable profits on divestment of businesses and other assets	**1,977**	38,946	**–**	–
Write-down of intangible assets	**(264,891)**	–	**–**	–
Write-down of property plant and equipment	**(3,635)**	–	**–**	–
Benefit of unbooked tax losses recouped less current year losses not tax effected	**(4,193)**	15,440	**–**	–
Share of net losses of associates and joint venture entities	**–**	43	**–**	–
Net decrement in net market value of grape vines	**(2,770)**	(132)	**–**	–
Amortisation of intangibles	**(11,046)**	(11,543)	**–**	–
Depreciation	**1,111**	3,358	**–**	(46)
Other items	**(2,290)**	(127)	**22**	(354)
Income tax (under) over provided in previous years	**20,153**	6,959	**242**	(45)
Income tax (expense) benefit relating to profit (loss) from ordinary activities	18,321	(55,670)	5,580	(2,581)
Income tax (expense) benefit comprises:				
Current income tax provision	**(3,329)**	(73,759)	**(227)**	(2,641)
(Under) over provision in previous years	**20,153**	6,959	**242**	(45)
Deferred income tax provision	**679**	13,179	**1,191**	113
Future income tax benefit	**818**	(2,049)	**4,374**	(8)
	18,321	(55,670)	5,580	(2,581)
Tax balances				
Current tax assets – income tax refunds	**11,411**	–	**–**	–
Current tax liabilities – provision for current income tax	**692**	47,990	**135**	1,916
Deferred tax liabilities – provision for deferred income tax	**75,197**	73,685	**–**	1
Deferred tax assets – future income tax benefit	**44,624**	34,858	**6,133**	2,029

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Benefit for income tax losses incurred				
(a) Benefits recognised in the statements of financial position in respect of tax losses which have been tax effected	**508**	729	–	–
(b) Benefits not recognised Potential future income tax benefits in certain controlled entities arising from timing differences and tax losses not recognised as an asset in the statements of financial position:				
Tax losses	**60,676**	54,738	–	–
Timing differences	**15,950**	18,551	–	–
	76,626	73,289	–	–

The potential benefits will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant entities continue to comply with the conditions for the deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit from the deductions for the losses.

Tax consolidation

The consolidated entity has not yet determined whether it will elect to form a Consolidated Tax Group under the Tax Consolidation provisions of the Australian tax law. Consequently, it has also not determined a date on which it would elect to form a Consolidated Tax Group. Preliminary work undertaken by the Company indicates that none of its deferred tax assets are likely to be impaired should it elect to form a Consolidated Tax Group.

7. DIVIDENDS

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Adjustment to final ordinary dividend paid on 8 October 2001	–	21	–	21
Interim ordinary dividend of 10 cents per share, franked to 80% with Class C (30%) franking credits was paid on 1 July 2003, (2002: 11 cents per share, franked to 100% with Class C (30%) franking credits was paid 1 July 2002)	**74,451**	81,355	**74,451**	81,355
Final 2002 ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits was paid on 7 October 2002	**81,418**	81,361	**81,418**	81,361
	155,869	162,737	155,869	162,737
Dividend franking account				
Balance of the franking account adjusted for franking credits which will arise from the payment of income tax provided in the financial statements, and after deducting franking credits to be used in the payment of the above ordinary dividends provided at reporting date. Class C (30%) franking credits (2002: 30%)	**(10,666)**	38,496	**(24,408)**	(161,194)

The Company will be able to access sufficient franking credits to eliminate its notional franking credits deficit.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after tax profits. As a result, the franking credits available at 30 June 2002 would have been $16,498,000 for the consolidated entity and ($69,083,000) for the Company had this basis been applied.

This change in the basis of the measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

	NUMBER OF ORDINARY SHARES	
	2003	2002
8. EARNINGS PER SHARE ('EPS')		
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**743,200,930**	737,945,045
Add: weighted average potential ordinary shares	**–**	3,573,310
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**743,200,930**	741,518,355

	CONSOLIDATED	
	2003 $'000	2002 $'000
Net profit (loss) used in calculating basic earnings per share and diluted earnings per share	**(922,891)**	312,658

During the year, 4,210,450 (2002: 11,066,706) options were converted to ordinary shares. These have not been included in the calculation of diluted EPS as they were not dilutive (2002: diluted weighted average number of shares 531,786).

During the year, 620,000 (2002: 945,000) options were issued under the Executive Share and Option Plan, of which 10,000 (2002: 60,000) were cancelled during the year. These have not been included in the calculation of diluted EPS as they were not dilutive.

A total of 3,609,050 options lapsed or were cancelled during the year, these were not dilutive (2002: diluted weighted average number of shares 72,524).

Options issued, exercised and cancelled during the year are considered to be non dilutive due to the volatility of the share price as the average market price of ordinary shares used in the calculation of diluted EPS was less than the exercise prices.

Since the end of the financial year, nil (2002: 560,000) ordinary shares have been issued due to the exercise of options granted under the Southcorp Executive Share and Option Plan.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
9. CASH ASSETS				
Cash at bank and on hand	**30,046**	33,246	**473**	3,535
Short term deposits	**10,235**	9,294	**–**	–
	40,281	42,540	473	3,535

Short term deposits

At reporting date the short term deposits were bearing a weighted average floating interest rate of 4.67% (2002: 2.34%).

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
10. CURRENT RECEIVABLES				
Trade debtors	**279,579**	471,019	–	–
Provision for doubtful debts	**(164)**	(347)	–	–
	279,415	470,672	–	–
Share plan loans – employees and executive directors	**17,520**	8,127	**17,520**	8,127
Provision for net market value adjustment	**(7,784)**	–	**(7,784)**	–
	9,736	8,127	9,736	8,127
Loans and other amounts owing by associated and joint venture entities	**4,962**	25,284	–	–
Provision for doubtful loans	–	(3,191)	–	–
	4,962	22,093	–	–
Loans and other debtors relating to divested businesses	**53,901**	34,861	**299**	1,203
Other debtors	**25,232**	16,007	**396**	980
Loans to other entities	**192**	751	**192**	751
Amounts owing by controlled entities	–	–	**1,052,103**	850,928
	373,438	552,511	1,062,726	861,989

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
11. CURRENT INVENTORIES				
Raw materials and stores				
– at cost	**24,762**	31,683	–	–
Work in progress				
– at cost	**429,827**	412,802	–	–
– at net realisable value	**20,563**	22,086	–	–
Finished goods				
– at cost	**168,909**	156,723	–	–
– at net realisable value	**340**	804	–	–
	644,401	624,098	–	–

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
12. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange losses relating to future anticipated transactions	**1,317**	29,226	–	–
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**30,963**	11,171	–	–
	32,280	40,397	–	–
Non-current				
Deferred foreign exchange losses relating to future anticipated transactions	**956**	32,650	–	–
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**73,822**	37,790	–	–
	74,778	70,440	–	–
13. NON-CURRENT RECEIVABLES				
Share plan loans – employees and executive directors	**17,880**	20,733	**17,880**	20,733
Provision for net market value adjustment	**(9,107)**	–	**(9,107)**	–
	8,773	20,733	**8,773**	20,733
Loans and other debtors relating to divested businesses	**13,871**	59,779	–	–
Loans to other entities	**1,632**	772	**1,627**	–
Other debtors	**491**	2,032	–	–
Amounts owing by controlled entities	–	–	**1,210,729**	1,290,167
	24,767	83,316	**1,221,129**	1,310,900

Share plan loans – employees and executive directors – current and non-current

Share plan loans includes loans to employees and executive directors of the consolidated entity, these are unsecured and non-interest bearing. Refer to note 37 for details of the share plans and note 46 for details of loans to executive directors.

Loans and other debtors relating to divested businesses – current and non-current

Includes interest and non-interest bearing loans for deferred considerations secured by charges over the assets of certain divested businesses. For material loans, terms of these loans range from less than 12 months to three years.

Interest rates are floating and the weighted average effective interest rate at 30 June 2003 was 5.24% (2002: 4.98%).

Loans to other entities – current and non-current

Includes secured fixed interest bearing loans to employees and executive directors. The weighted average effective interest rate on interest bearing loans at 30 June 2003 was 5.00% (2002: 5.00%). Refer to note 46 for details of loans to executive directors.

Loans and other amounts owing by associated and joint venture entities – current

In the current period there are no loans outstanding from associates and joint venture entities (2002: includes a loan of $22,723,000 guaranteed by an associate's shareholders with a floating interest rate of 3.75%). Other amounts owing relate to trading activities which are non-interest bearing.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
14. NON-CURRENT INVENTORIES				
Work in progress – at cost	**216,403**	240,623	–	–
15. INVESTMENTS				
Joint venture entities accounted for using the equity method	**3,008**	1,576	–	–
16. OTHER FINANCIAL ASSETS				
Shares in unlisted companies – at cost	**32,255**	40,792	–	–
Shares in listed companies – at cost	**80**	368	–	–
Shares in controlled entities – at cost	–	–	**198,261**	198,260
	32,335	41,160	**198,261**	198,260

Shares in unlisted companies

Shares in unlisted companies include a $32,243,000 (2002: $40,780,000) investment in North America Packaging Corporation, Inc Series A Cumulative Preferred Stock. This investment arose from the divestment of the North American packaging business in February 2001. The principal activities of the entity are the manufacture and sale of industrial and consumer packaging. The ownership interest held in the entity is nil, the investment is non-voting and ranks ahead of ordinary shareholders. These shares are redeemable or convertible to ordinary shares subject to various conditions. The issuer has the right to redeem the shares at any time and redemption will occur by 31 May 2009 provided certain conditions are satisfied. If those conditions are not satisfied or if certain earlier default events occur, the holder has the option to convert the preference shares to ordinary shares. Dividends accrue on the preference shares and are cumulative, with the rate of dividend variable and based on market interest rates.

Shares in listed companies

Market value of shares in listed companies at reporting date was $81,000 (2002: $200,000).

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
17. PROPERTY, PLANT AND EQUIPMENT				
Land and buildings				
At cost	**245,736**	273,343	–	250
Accumulated depreciation	**(33,473)**	(33,667)	–	–
	212,263	239,676	–	250
Plant and equipment				
At cost	**688,926**	669,861	–	483
Accumulated depreciation	**(290,946)**	(261,032)	–	(49)
	397,980	408,829	–	434
Total property, plant and equipment	610,243	648,505	–	684

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Land and buildings				
Carrying amount at beginning of year	**239,676**	319,627	**250**	250
Additions	**13,666**	32,128	–	–
Disposals	**(229)**	(5,005)	–	–
Disposals – previously divested businesses	**(29,923)**	(100,829)	**(250)**	–
Acquisition through entities acquired	–	572	–	–
Depreciation	**(2,834)**	(3,650)	–	–
Transfers and reclassifications	**(54)**	(62)	–	–
Write-downs	**(6,731)**	–	–	–
Net foreign currency differences on translation of self-sustaining operations	**(1,308)**	(3,105)	–	–
Carrying amount at end of year	212,263	239,676	–	250
Land and buildings – current value	260,679	301,756	–	420

Land and buildings are measured on the cost basis. The current value stated is based on an independent valuation at 30 June 2001 on the basis of market value for existing use adjusted for subsequent additions at cost, disposals and certain write-downs.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Plant and equipment				
Carrying amount at beginning of year	**408,829**	502,124	**434**	8,462
Additions	**53,114**	79,606	**57**	2,183
Disposals	**(3,934)**	(10,173)	–	(794)
Disposals – previously divested businesses	**(8,119)**	(122,214)	**(114)**	(5,971)
Acquisition through entities acquired	–	56	–	–
Depreciation	**(47,686)**	(56,674)	**(5)**	(552)
Write-downs	**(2,934)**	–	–	–
Transfers and reclassifications	**111**	17,012	**(372)**	(2,894)
Net foreign currency differences on translation of self-sustaining operations	**(1,401)**	(908)	–	–
Carrying amount at end of year	397,980	408,829	–	434

Plant and equipment subject to finance lease

Plant and equipment includes $572,000 (2002: $1,898,000) of assets which are held under unsecured finance lease arrangements.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
18. GRAPE VINES				
Grape vines – at net market value	**170,474**	172,569	–	–

The consolidated entity has 8,039 hectares (2002: 7,880) of owned land under vine and 351 hectares (2002: 237) of leased land under vine, located in Australia, France and the USA.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
19. INTANGIBLE ASSETS				
Brand names – at cost	**605,997**	605,997	–	–
Accumulated recoverable amount write-down	**(240,000)**	–	–	–
	365,997	605,997	–	–
Goodwill – at cost	**753,926**	753,974	–	–
Accumulated amortisation	**(753,926)**	(74,689)	–	–
	–	679,285	–	–
Total intangible assets	365,997	1,285,282	–	–

Goodwill

An assessment of future benefits attributable to goodwill was undertaken at 30 June 2003 and the Directors have resolved to write-off the entire carrying value of goodwill.

Brand names

An independent valuation of brand names was undertaken at 30 June 2003 to assess the recoverable amount. On the basis of this valuation the Directors have resolved to write-down the Rosemount Estate brand name by $240,000,000 from $580,000,000 to $340,000,000. The primary valuation methodology adopted by PricewaterhouseCoopers Securities Ltd, the independent valuer, was the relief from royalty method. Key assumptions adopted in the valuation were royalty rates of 4.0% to 6.0% and a discount rate in the range of 8.5% to 9.0%.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
20. OTHER NON-CURRENT ASSETS				
Research and development costs	–	8,685	–	–
Accumulated amortisation	–	(8,120)	–	–
	–	565	–	–
Prepayments	**1,170**	8,340	–	–
	1,170	8,905	–	–
21. CURRENT PAYABLES				
Trade creditors	**225,995**	302,381	–	–
Other creditors	**28,269**	58,149	**2,205**	5,475
Amounts owing to controlled entities	–	–	**644,142**	541,800
Amount owing to associated and joint venture entities	**976**	780	–	–
	255,240	361,310	646,347	547,275

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
22. CURRENT INTEREST-BEARING LIABILITIES				
Bank overdraft – unsecured	**6,253**	1,493	–	–
Bank loans – secured by negative pledge	**280,000**	57,931	–	–
Other loans – unsecured	–	115	–	–
Lease liabilities	**311**	375	–	–
	286,564	59,914	–	–
23. CURRENT PROVISIONS				
Employee benefits	**33,224**	41,613	–	837
Dividends	**74,451**	162,716	**74,451**	162,716
Divested businesses	**15,549**	14,785	–	–
Onerous contracts	**7,130**	–	–	–
Other	**4,470**	13,942	–	–
	134,824	233,056	74,451	163,553
24. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange gains relating to future anticipated transactions	**30,963**	11,171	–	–
Amounts payable under foreign currency hedges relating to future anticipated transactions	**1,317**	29,226	–	–
	32,280	40,397	–	–
Non-current				
Deferred foreign exchange gains relating to future anticipated transactions	**73,822**	37,790	–	–
Amounts payable under foreign currency hedges relating to future anticipated transactions	**956**	32,650	–	–
	74,778	70,440	–	–
25. NON-CURRENT PAYABLES				
Other creditors	**3,527**	1,143	–	–
26. NON-CURRENT INTEREST-BEARING LIABILITIES				
Commercial paper – secured by negative pledge	–	153,354	–	–
Medium term notes – secured by negative pledge	**450,000**	450,000	–	–
Bank loans – secured by negative pledge	**70,000**	82,069	–	–
Other loans – unsecured	**1,190**	438	–	–
Lease liabilities	**53**	317	–	–
	521,243	686,178	–	–

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
27. NON-CURRENT PROVISIONS				
Employee benefits	**17,390**	14,367	**–**	63
Divested businesses	**6,152**	11,654	**–**	–
Onerous contracts	**10,752**	–	**–**	–
Other	**482**	–	**–**	–
	34,776	26,021	–	63
Reconciliations – current and non-current				
Reconciliations of the carrying amounts for each class of provision, except for employee entitlements, are set out below:				
Dividends				
Carrying amount at beginning of year	**162,716**		**162,716**	
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	**(81,361)**		**(81,361)**	
Provisions made during the year:				
Final dividend 2002	**81,418**		**81,418**	
Interim dividend 2003	**74,451**		**74,451**	
Payments made during the year	**(162,773)**		**(162,773)**	
Carrying amount at end of year	74,451		74,451	
Divested businesses				
Carrying amount at beginning of year	**26,439**		**–**	
Provisions made during the year	**10,641**		**–**	
Amounts utilised during the year	**(10,436)**		**–**	
Reversal of unused provisions	**(2,220)**		**–**	
Transfers and reclassifications	**(1,058)**		**–**	
Net foreign currency differences on translation of self-sustaining operations	**(1,665)**		**–**	
Carrying amount at end of year	21,701		–	
Onerous contracts				
Amount recognised on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	**37,277**		**–**	
Provisions made during the year	**1,827**		**–**	
Amounts utilised during the year	**(10,123)**		**–**	
Re-measurement adjustments	**(10,373)**		**–**	
Net foreign currency differences on translation of self-sustaining operations	**(726)**		**–**	
Carrying amount at end of year	17,882		–	
Other				
Carrying amount at beginning of year	**13,942**		**–**	
Provisions made during the year	**965**		**–**	
Amounts utilised during the year	**(9,825)**		**–**	
Reversal of unused provisions	**(130)**		**–**	
Carrying amount at end of year	4,952		–	

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000

28. CONTRIBUTED EQUITY

Issued and paid-up share capital

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
744,508,138 ordinary shares fully paid (2002: 739,587,688)	**1,514,282**	1,489,947	**1,514,282**	1,489,947

		ISSUE DATE	NUMBER OF SHARES	ISSUE PRICE	$'000
Movements in issued ordinary shares:					
Balance 1 July 2001			725,780,982		1,417,028
Exercise of options	(c)(d)	2 Jul 01	8,307,823	$4.75	39,462
Exercise of options	(b)	4 Jul 01 – 28 Sep 01	313,000	$4.46	1,396
Exercise of options	(c)	9 Aug 01 – 19 Apr 02	917,550	$4.65	4,267
Exercise of options	(b)	20 Jul 01	150,000	$4.66	699
Exercise of options	(b)	9 Jul 01 – 27 Mar 02	330,000	$5.17	1,706
Exercise of options	(b)	2 Jul 01 – 27 May 02	610,000	$5.38	3,282
Exercise of options	(b)	16 Jul 01 – 28 Sep 01	105,000	$5.55	583
Issue of shares	(e)	10 Oct 01	2,740,000	$7.19	19,701
Exercise of options	(a)	25 Feb 02	333,333	$5.47	1,823
Balance 30 June 2002			739,587,688		1,489,947
Exercise of options	(b)	10 Jul 02 – 9 Oct 02	**970,000**	**$5.38**	**5,219**
Exercise of options	(b)	30 Jul 02 – 8 Oct 02	**125,000**	**$5.17**	**646**
Issue of shares	(e)	16 Sep 02	**710,000**	**$5.42**	**3,848**
Exercise of options	(c)(d)	30 Sep 02 – 1 Nov 02	**2,865,450**	**$4.65**	**13,324**
Exercise of options	(b)	1 Oct 02	**250,000**	**$5.19**	**1,298**
Balance 30 June 2003			744,508,138		1,514,282

(a) Exercise of options granted under the Managing Director Share Option Deed.
(b) Exercise of options granted under the Southcorp Executive Share and Option Plan.
(c) Exercise of options granted under the Southcorp International Employee Equity Plan.
(d) Exercise of options granted under the Southcorp Employee Share Plan.
(e) Issue of shares under the Southcorp Executive Share and Option Plan.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
29. RESERVES				
Asset revaluation	–	99,013	–	18,615
Foreign currency translation	**2,901**	3,762	–	–
Total reserves	**2,901**	102,775	–	18,615
Movements in reserves:				
Asset revaluation				
Balance at beginning of year	**99,013**	99,013	**18,615**	18,615
Transfer to retained profits (losses)	**(99,013)**	–	**(18,615)**	–
Balance at end of year	–	99,013	–	18,615
Foreign currency translation				
Balance at beginning of year	**3,762**	25,147	–	–
Net translation adjustment	**(17,026)**	(21,385)	–	–
Net effect on initial adoption of revised AASB 1012 'Foreign Currency Translation'	**16,165**	–	–	–
Balance at end of year	2,901	3,762	–	–

Nature and purpose of reserves

Asset revaluation

The opening balance included the net revaluation increments of non-current assets sold in years prior to the adoption of AASB 1041 in the 2001 financial year. During the year the reserve was transferred to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the net investment in foreign operations, and the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
30. RETAINED PROFITS (LOSSES)				
Retained profits at beginning of year	**664,989**	515,068	**156,063**	246,061
Decrease on initial adoption of:				
– Revised AASB 1012 'Foreign Currency Translation'	**(16,165)**	–	–	–
– Revised AASB 1028 'Employee Benefits'	**(1,019)**	–	–	–
– AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' – onerous contracts	**(29,048)**	–	–	–
Total excluding transactions with owners as owners	(46,232)	–	–	–
Increase on initial adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' – dividends	**81,361**	–	**81,361**	–
Transfer from asset revaluation reserve	**99,013**	–	**18,615**	–
Net profit (loss) attributable to members of Southcorp Limited	**(922,891)**	312,658	**153,337**	72,739
Total available for appropriation	(123,760)	827,726	409,376	318,800
Dividends recognised during the year	**(155,869)**	(162,737)	**(155,869)**	(162,737)
Retained profits (losses) at end of year	(279,629)	664,989	253,507	156,063

31. OUTSIDE EQUITY INTERESTS

At end of year the following represents the outside equity interests in controlled entities:

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Issued capital	**24**	24	–	–
Reserves	–	(13)	–	–
Retained profits (losses)	**(1)**	(1)	–	–
	23	10	–	–

	CONSOLIDATED 2003 $'000	2002 $'000
32. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		
Results of associated and joint venture entities		
Share of loss from ordinary activities before income tax expense	**(493)**	551
Share of income tax expense relating to ordinary activities	**–**	(608)
Share of equity accounted net loss	**(493)**	(57)
Share of post-acquisition retained losses and reserves attributable to associated and joint venture entities		
Retained losses		
Share of retained losses at beginning of year	**(989)**	(4,366)
Share of net loss equity accounted	**(493)**	(57)
Joint venture entity now consolidated	**780**	–
Divestment of associated entity	**–**	3,434
Share of retained losses at end of year	**(702)**	(989)
Foreign currency translation reserves		
Share of foreign currency translation reserves at beginning of year	**(227)**	7,939
Share of decrement in foreign currency translation reserves	**(323)**	(3,413)
Joint venture entities now consolidated	**32**	–
Divestment of associated entity	**–**	(4,753)
Share of foreign currency translation reserves at end of year	**(518)**	(227)
Movements in carrying amount of investments in associated and joint venture entities		
Carrying amount of investments at beginning of year	**1,576**	31,158
Share of joint venture entities net loss	**(493)**	(57)
Additional investment in joint venture entities	**2,248**	1,980
Share of decrement in reserves	**(323)**	(3,413)
Divestment of associated entity	**–**	(28,092)
Carrying amount of investments at end of year	**3,008**	1,576

Share of joint venture entities contingent liabilities, lease and capital commitments

There are no material contingent liabilities, lease or capital commitments at 30 June 2003 (2002: $Nil).

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	PRINCIPAL ACTIVITIES	OWNERSHIP INTEREST 2003 %	OWNERSHIP INTEREST 2002 %	CONSOLIDATED INVESTMENT CARRYING AMOUNT 2003 $'000	CONSOLIDATED INVESTMENT CARRYING AMOUNT 2002 $'000
33. DETAILS OF INVESTMENTS IN ASSOCIATED AND JOINT VENTURE ENTITIES					
RMRE LLC (b)	Production and sale of wine	50	50	1,207	1,576
RMRE Australian Partnership (c)	Production and sale of wine	50	50	1,801	–
The Independence Wine Company, LLC (a)(b)	Production and sale of wine	–	50	–	–
				3,008	1,576

(a) Became a wholly-owned controlled entity on 14 February 2003.
(b) Ownership interest is in shares.
(c) Ownership interest is a partnership interest.

PRIMARY REPORTING GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
34. SEGMENT REPORTING					
2003 ($'000)					
Revenue					
Sales to external customers	412,789	280,298	411,765	–	1,104,852
Inter-segment sales	530,129	–	–	(530,129)	–
Other revenue	64,926	2,978	893	–	68,797
Segment revenue	1,007,844	283,276	412,658	(530,129)	1,173,649
Divested businesses				55,809	55,809
Unallocated				6,327	6,327
Total revenue	1,007,844	283,276	412,658	(467,993)	1,235,785
Result					
EBITA pre significant items	27,192	(7,382)	98,079	–	117,889
Amortisation of goodwill				(36,805)	(36,805)
EBIT pre significant items	27,192	(7,382)	98,079	(36,805)	81,084
Significant items	(7,693)	(17,767)	(47,280)	(905,093)	(977,833)
Earnings before interest and tax	19,499	(25,149)	50,799	(941,898)	(896,749)
Net interest and other borrowing costs				(44,463)	(44,463)
Profit (Loss) from ordinary activities before income tax	19,499	(25,149)	50,799	(986,361)	(941,212)
Income tax benefit					18,321
Loss from ordinary activities after income tax					(922,891)
Assets					
Segment assets	1,805,184	144,002	177,325	365,997	2,492,508
Unallocated assets				164,190	164,190
Consolidated total assets	1,805,184	144,002	177,325	530,187	2,656,698

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

PRIMARY REPORTING GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
Liabilities					
Segment liabilities	**(385,041)**	**(55,395)**	**(63,408)**	**–**	**(503,844)**
Unallocated liabilities				**(915,277)**	**(915,277)**
Consolidated total liabilities	(385,041)	(55,395)	(63,408)	(915,277)	(1,419,121)
Other disclosures					
Acquisition of segment non-current assets	**71,789**	**1,935**	**111**	**–**	**73,835**
Depreciation and amortisation of segment assets	**(48,346)**	**(1,146)**	**(705)**	**(36,805)**	**(87,002)**
Other non-cash expenses	**(42,919)**	**(10,596)**	**(19,998)**	**–**	**(73,513)**
Share of net profit (loss) from joint venture entities	**101**	**–**	**(594)**	**–**	**(493)**
Investments accounted for by the equity method	**1,801**	**–**	**1,207**	**–**	**3,008**
2002 ($'000)					
Revenue					
Wine – sales to external customers	488,684	410,436	470,307	–	1,369,427
Inter-segment sales	648,356	–	–	(648,356)	–
Other revenue	82,001	1,992	7,278	(4,175)	87,096
Wine	1,219,041	412,428	477,585	(652,531)	1,456,523
Water heater	150,441	11,001	325,047	(8,537)	477,952
Segment revenue	1,369,482	423,429	802,632	(661,068)	1,934,475
Divested businesses				717,146	717,146
Unallocated				15,216	15,216
Total revenue	1,369,482	423,429	802,632	71,294	2,666,837
Result					
Wine					
EBITA pre significant items	80,919	72,016	134,394	–	287,329
Amortisation of goodwill				(36,849)	(36,849)
Wine	80,919	72,016	134,394	(36,849)	250,480
Water heater and other	29,481	1,011	3,689	–	34,181
Segment result	110,400	73,027	138,083	(36,849)	284,661
Divested businesses				149,063	149,063
Unallocated				(3,432)	(3,432)
Earnings before interest and tax	110,400	73,027	138,083	108,782	430,292
Net interest and other borrowing costs				(61,486)	(61,486)
Profit from ordinary activities before income tax	110,400	73,027	138,083	47,296	368,806
Income tax expense					(55,670)
Profit from ordinary activities after income tax					313,136

PRIMARY REPORTING GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
34. SEGMENT REPORTING (continued)					
Assets					
Segment assets – Wine	1,822,408	254,755	203,886	1,285,282	3,566,331
Unallocated assets				291,524	291,524
Consolidated total assets	1,822,408	254,755	203,886	1,576,806	3,857,855
Liabilities					
Segment liabilities – Wine	(483,590)	(62,202)	(48,863)	–	(594,655)
Unallocated liabilities				(1,005,479)	(1,005,479)
Consolidated total liabilities	(483,590)	(62,202)	(48,863)	(1,005,479)	(1,600,134)
Other disclosures – Wine					
Acquisition of segment non-current assets	79,464	1,836	2,498	–	83,798
Depreciation and amortisation of segment assets	(47,402)	(463)	(331)	(36,849)	(85,045)
Other non-cash expenses	(29,629)	(2,202)	(5,940)	–	(37,771)
Share of net profit (loss) from associates and joint venture entities	–	–	(208)	–	(208)
Investments accounted for by the equity method	–	–	1,576	–	1,576
Other disclosures – Water heater and other					
Acquisition of segment non-current assets	7,521	116	6,983	–	14,620
Depreciation and amortisation of segment assets	(5,416)	(627)	(7,359)	–	(13,402)
Other non-cash expenses	84	157	(7,433)	–	(7,192)
Share of net profit (loss) from associates and joint venture entities	–	–	–	151	151
Investments accounted for by the equity method	–	–	–	–	–

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in note 1. The consolidated entity operates in the Wine industry and the primary segment is geographic. Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally. Goodwill amortisation has not been allocated across the segments. Unallocated significant items comprise write-down of employee share plan loans, net loss from previously divested businesses and write-down in value of intangibles. Revenue from net market value of own-grown grapes previously was allocated to the geographic segment based on net sales, now it is shown in the geographic segment where the grape vines are located and comparatives have been restated.

Segment assets and liabilities are based on their geographic location. Segment revenue includes sales and other revenue and is based on the geographical location of customers, except for inter-segment sales which is based on location of manufacture:

- Australasia – Viticulture, production and sale of wine. In the prior period, manufacture and sale of water heaters and clean air systems.
- UK/Europe – Customers for wine mainly exported from Australia with some viticulture and production of wine in France. In the prior period, customers for clean air systems exported from Australia and manufacture and sale of clean air systems.
- Americas – Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA. In the prior period, manufacture and sale of water heaters and customers for clean air systems exported from Australia.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
35. LEASE COMMITMENTS				
Operating leases				
Expenditure contracted but not provided for:				
Within one year	**14,474**	12,860	–	200
One year or later and no later than five years	**23,984**	26,256	–	316
Later than five years	**9,115**	8,653	–	–
	47,573	47,769	–	516

The consolidated entity leases property, plant and equipment under operating leases. These lease arrangements include normal commercial terms and conditions, including renewal rights, purchase options and escalation clauses where appropriate. No material restrictions, or contingent rental payments are imposed by these arrangements.

Finance leases				
Expenditure contracted but not provided for:				
Within one year	**330**	410	–	–
One year or later and no later than five years	**54**	328	–	–
	384	738	–	–
Less: Future lease finance charges	**(20)**	(46)	–	–
	364	692	–	–
Lease liabilities provided for in the financial statements:				
Current	**311**	375	–	–
Non-current	**53**	317	–	–
	364	692	–	–

The consolidated entity leases property, plant and equipment under finance leases. These lease arrangements include normal commercial terms and conditions, purchase options/obligation and market interest rates. No material restrictions are imposed by these arrangements.

36. CAPITAL AND OTHER EXPENDITURE COMMITMENTS				
Capital expenditure				
Expenditure contracted but not provided for:				
Within one year	**2,400**	1,263	–	–
Other expenditure including service contracts				
Expenditure contracted but not provided for:				
Within one year	**3,126**	8,336	–	8,336
One year or later and no later than five years	**5,251**	12,765	–	12,765
	8,377	21,101	–	21,101

In addition to the above amounts, the consolidated entity has entered into contracts for the purchase of grapes which have remaining terms of up to 10 years. Purchase prices under these contracts are based on either fixed prices or current market prices at the time of purchase. Any such contracts that are considered onerous have been included in the calculation of the Provision for Onerous Contracts.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
37. EMPLOYEE BENEFITS				
Aggregate liability for employee entitlements, including on-costs				
Current	**33,224**	41,613	–	837
Non-current	**17,390**	14,367	–	63
	50,614	55,980	–	900
Number of employees				
Full time equivalents at end of year	**2,480**	2,592	**6**	19

Superannuation funds

The consolidated entity contributes to a number of superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or accumulation basis for employees on retirement, resignation or disablement, or to their dependants or nominated beneficiaries on death.

Contributions by the consolidated entity are as set out in the relevant trust deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant trust deeds. Member contributions are at varying rates, depending on the underlying requirements of the trust deed or award.

The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Vested benefits are benefits that members are entitled to receive had they terminated their fund membership as at the reporting date. The liability for accrued benefits represents the fund's present obligation to pay benefits to members and is calculated by an actuary on the basis of the present value of expected future payments arising from membership of the fund.

Contributions by the consolidated entity generally vary according to the assets of the fund and actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. Independent actuarial assessments of the funds are carried out at regular intervals not exceeding three years.

The net market value of fund assets, accrued benefits and vested benefits of the only material fund and the aggregate of all defined benefit funds are:

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000
Plum Superannuation Fund for Southcorp Employees/Southcorp Superannuation Fund (a)		
Net market value of fund assets	**86,634**	93,330
Accrued benefits	**86,028**	92,130
Excess of fund assets over accrued benefits	**606**	1,200
Vested benefits	**86,028**	91,121
Aggregate totals for all funds (b)		
Net market value of fund assets	**90,264**	100,962
Accrued benefits	**93,101**	105,482
Excess (deficiency) of fund assets over accrued benefits (c)	**(2,837)**	(4,520)
Vested benefits	**89,833**	104,473
Employer contributions paid to the funds	**14,106**	14,076
Employer contributions payable to the funds (c)	**3,602**	6,694

(a) Member entitlements under the Southcorp Superannuation Fund were transferred to the Plum Superannuation Fund for Southcorp Employees, a sub-plan of the Plum Superannuation Fund, with effect from 31 December 2001. The amounts stated for 2003 have been calculated as at 30 June 2003 based on management reports obtained from the fund managers. The comparative amounts are as at 30 June 2002 on the same basis.

(b) The 2003 amounts are calculated as at 30 June 2003 based on management reports obtained from the fund managers. The comparative amounts are as at 30 June 2002 on the same basis.

(c) Employer contributions to fund this deficiency have been accrued at both dates and are included in the employer contributions payable amount. This liability is included in non-current provisions.

Executive share and option plan

The Southcorp Executive Share and Option Plan was approved by shareholders at the Company's Annual General Meeting on 24 November 1995 to offer ordinary shares and options over unissued ordinary shares.

At times determined by the directors, the Company may offer shares or options to selected executives at the market price on the date of issue. The shares or options shall have such conditions attached as determined by the directors, including share price or financial performance hurdles and continuity of employment with the consolidated entity. If the conditions are not met, the shares will be forfeited or the options will lapse with no benefit to the executive.

Interest free loans are provided to purchase the shares which are held by the Trustee on behalf of participating executives for a period of at least three years (unless employment ceases) and until specific conditions have been satisfied. Participating executives are not permitted to deal in the shares unless the restriction period has expired and all of the conditions have been met. Loans are repayable from dividend income earned by the shares acquired under the plan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the executive in the event of a shortfall.

Each participating executive may direct the Trustee how the voting rights attached to the shares allocated to the executive are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration to the participating executives for a period of at least two years. Options will lapse if the specific conditions are not met, on or shortly after the cessation of employment of the option holder or on the expiry date of the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the unissued shares when the options have been exercised.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out below.

Employee share plans

The Southcorp Employee Share Plan was approved by shareholders at the Company's Annual General Meeting on 24 November 1995. Eligible Australian and New Zealand based employees have entitlements under this Plan. Eligible employees based in other countries have entitlements under the Southcorp International Employee Equity Plan which was approved by shareholders at the Company's Annual General Meeting on 21 November 1997.

Participation under these plans is available to all permanent full-time and part-time employees of the consolidated entity who have a minimum of six months service. Participation is also subject to applicable securities and taxation laws in the countries in which the employee resides.

The following offers may be made to employees:

(a) An offer of fully paid shares, to be held by a trustee on behalf of employees for a minimum of at least three years.

(b) An offer of options to be granted directly to the employee, which may be exercised after a minimum period to acquire fully paid shares in the Company.

(c) An offer of options to be granted to a trustee and held on behalf of employees. After a minimum period, the employee may request the trustee to exercise the options, sell the shares and remit any surplus on sale to the employee.

Offers under these plans may be made once in each calendar year, unless otherwise determined by the directors. The maximum number of shares or options offered to any employee in each offer is 1,000.

Shares are issued at a price not less than 85% of the prevailing market price at the time of issue and an interest free loan is offered to purchase the shares. Dividends are applied to repay the loan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating employee may direct the Trustee how the voting rights attached to the shares allocated to the employee are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration but at an exercise price not less than 85% of the prevailing market price at the time of issue. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the unissued shares when the options have been exercised.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out below.

Managing Director Share Option Deed

Mr K M Lambert, a former Managing Director of the Company, holds 2,000,000 options granted on 2 November 2001, as approved at the Annual General Meeting on that date. Due to the termination of Mr K M Lambert's employment on 3 February 2003, the Board has exercised its discretion as allowed under the Deed to amend the expiry date of these options from his termination date to 2 February 2004.

Mr G J Kraehe, a former Managing Director of the Company holds 333,334 options granted on 29 October 1999, as approved at the Annual General Meeting on that date. All the conditions for exercise of the options have been met and the options became exercisable on 29 October 2002. At 30 June 2003 these have not been exercised.

Executive Director Share Option Deed

Mr T P Park, a former Managing Director of the Company, held 1,800,000 options granted on 20 October 2000, as approved at the Annual General Meeting on that date. Employment service requirements were only met for the first tranche of 300,000 options. Due to the termination of employment on 30 June 2002, the Board exercised its discretion as allowed under the Deed to amend the expiry date of these options from his termination date to 1 January 2003. These options lapsed as they were not exercised by the amended expiry date.

37. EMPLOYEE BENEFITS (continued)

Summary of options over unissued ordinary shares

GRANT DATE	NOTE	EXERCISE PRICE	EXERCISE DATE ON OR AFTER	EXPIRY DATE	ON ISSUE 30 JUNE 2002	OPTIONS GRANTED	OPTIONS EXERCISED	DATE EXERCISED	FAIR VALUE PER SHARE ISSUED (k)	OPTIONS LAPSED	NUMBER OF OPTIONS AT 30 JUNE 2003 ON ISSUE	VESTED
Southcorp Executive Share and Option Plan												
30 Jan 98	(f)(g)(j)	$5.57	1 Jan 01	30 Sep 02	75,000	–	–	–	–	75,000	–	–
30 Apr 98	(f)(g)(j)	$5.55	1 Jan 01	30 Sep 02	140,000	–	–	–	–	140,000	–	–
30 Oct 98	(d)(g)	$5.17	1 Jan 02	30 Sep 03	180,000	–	125,000	30 Jul 02 – 8 Oct 02	$5.43	–	55,000	55,000
28 Jan 99	(g)	$5.19	1 Jan 02	30 Sep 03	25,000	–	–	–	–	–	25,000	25,000
28 Jan 99	(g)	$5.19	1 Jan 02	31 Dec 06	100,000	–	100,000	1 Oct 02	$5.48	–	–	–
28 Jan 99	(d)	$5.19	1 Oct 03	31 Dec 06	150,000	–	150,000	1 Oct 02	$5.48	–	–	–
12 Nov 99	(d)(f)(g)	$5.38	1 Jan 03	30 Sep 09	1,380,000	–	485,000	10 Jul 02 – 8 Oct 02	$5.58	600,000	295,000	295,000
12 Nov 99	(d)(f)(g)	$5.38	1 Jan 03	30 Sep 09	375,000	–	225,000	27 Sep 02 – 9 Oct 02	$5.62	150,000	–	–
12 Nov 99	(d)(f)(g)	$5.38	1 Jan 03	30 Sep 09	375,000	–	225,000	27 Sep 02 – 9 Oct 02	$5.63	150,000	–	–
12 Nov 99	(d)(f)(g)	$5.38	1 Jan 03	30 Sep 09	95,000	–	35,000	27 Sep 02	$5.55	60,000	–	–
21 Jun 00	(g)	$4.59	1 Jul 03	30 Sep 09	75,000	–	–	–	–	–	75,000	–
3 Jul 00	(f)(g)	$4.70	1 Apr 03	30 Sep 09	250,000	–	–	–	–	250,000	–	–
5 Sep 00	(f)	$4.47	1 Jul 03	30 Jun 10	20,000	–	–	–	–	20,000	–	–
2 Apr 01	(h)	$6.50	1 Jul 04	31 Dec 10	75,000	–	–	–	–	–	75,000	–
2 Apr 01	(f)(h)	$6.50	1 Jul 04	31 Dec 10	100,000	–	–	–	–	100,000	–	–
10 Oct 01	(f)(i)	$7.19	1 Jan 05	30 Jun 11	835,000	–	–	–	–	200,000	635,000	–
10 Oct 01	(i)	$7.19	1 Jan 05	30 Jun 11	50,000	–	–	–	–	–	50,000	–
16 Sep 02	(f)(i)	$5.42	30 Sep 05	30 Jun 12	–	495,000	–	–	–	10,000	485,000	–
16 Sep 02	(i)	$5.42	30 Sep 05	30 Jun 12	–	125,000	–	–	–	–	125,000	–
					4,300,000	620,000	1,345,000			1,755,000	1,820,000	375,000
Southcorp Employee Share Plan												
1 Nov 99	(e)(f)	$4.65	1 Nov 02	31 Oct 04	3,216,400	–	2,825,700	1 Nov 02	$5.04	47,600	343,100	343,100
Southcorp International Employee Equity Plan												
1 Nov 99	(d)(e)(f)	$4.65	1 Nov 02	30 Sep 02 – 31 Oct 04	46,200	–	39,750	1 Nov 02	$5.12	6,450	–	–
Southcorp Managing Director Share Option Deed												
29 Oct 99	(a)	$5.47	29 Oct 02	28 Oct 04	333,334	–	–	–	–	–	333,334	333,334
2 Nov 01	(b)	$6.83	02 Nov 04	2 Feb 04	2,000,000	–	–	–	–	–	2,000,000	–
					2,333,334	–	–			–	2,333,334	333,334
Southcorp Executive Director Share Option Deed												
20 Oct 00	(c)(j)	$4.54	20 Oct 02	1 Jan 03	300,000	–	–			300,000	–	–
20 Oct 00	(c)	$4.54	20 Oct 02	1 Jan 03	1,500,000	–	–	–	–	1,500,000	–	–
					1,800,000	–	–			1,800,000	–	–

Notes to options over unissued ordinary shares

(a) The exercising of options is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, all of which have been achieved.

(b) The exercising of options is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved. Due to the termination of Mr K M Lambert's employment on 3 February 2003, the Board exercised its discretion as allowed under the Deed to amend the expiry date of these options from his termination date to 2 February 2004.

(c) The exercising of options is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, all of which have been achieved. Employment service requirements were met only for the first tranche of 300,000 options. Due to the termination of Mr T P Park's employment on 30 June 2002, the Board exercised its discretion as allowed under the Deed to amend the expiry date of these options from his termination date to 1 January 2003.

(d) Due to the divestment of certain businesses in the previous year, some employees were allowed to exercise options. These options were made exercisable at the discretion of the Board as allowed under the rules of the Southcorp Executive Share and Option Plan and the Southcorp International Employee Equity Plan despite all the conditions on exercising the options not being achieved.

(e) Due to retirement, retrenchment, permanent disablement or death, under the rules of the Southcorp International Employee Equity Plan options are automatically exercised within six months of cessation of employment.

(f) Options lapsed due to the cessation of employment.

(g) Exercising is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and this target has been achieved.

(h) Exercising is conditional on the Company's earnings per share being equal to or greater than prescribed amounts, which to date have not been achieved.

(i) Exercising is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(j) Options lapsed as they were not exercised before the expiry date.

(k) Fair value of shares issued during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the issue dates. For multiple issue dates, the weighted average market price of each issue date has been used.

ISSUE DATE	NOTE	ISSUE PRICE $	NUMBER OF SHARES AT 30 JUNE 2002	SHARES ISSUED DURING THE YEAR	FAIR VALUE PER SHARE OF SHARES ISSUED (i)	SHARES FORFEITED	SHARES DISTRIBUTED DURING THE YEAR	DATES DISTRIBUTED	FAIR VALUE PER SHARE DISTRIBUTED (i)	CLOSING BALANCE AT 30 JUNE 2003 NUMBER	CLOSING BALANCE AT 30 JUNE 2003 FAIR VALUE PER SHARE

37. EMPLOYEE BENEFITS (continued)

Summary of movements in the share plans

Southcorp Executive Share and Option Plan

ISSUE DATE	NOTE	ISSUE PRICE $	NUMBER OF SHARES AT 30 JUNE 2002	SHARES ISSUED DURING THE YEAR	FAIR VALUE PER SHARE OF SHARES ISSUED (i)	SHARES FORFEITED	SHARES DISTRIBUTED DURING THE YEAR	DATES DISTRIBUTED	FAIR VALUE PER SHARE DISTRIBUTED (i)	CLOSING BALANCE NUMBER	CLOSING BALANCE FAIR VALUE PER SHARE
19 Dec 95	(a)	$3.04	354,000	–	–	–	235,000	5 Jul 02–23 May 03	$4.73	119,000	$2.82
12 Nov 99	(a)(b)	$5.38	400,000	–	–	400,000	–	–	–	–	–
14 Mar 00	(a)(b)	$4.66	250,000	–	–	250,000	–	–	–	–	–
27 Jul 00	(c)	$4.82	300,000	–	–	–	300,000	6 Sep 02–24 Jan 03	$4.79	–	–
1 Feb 01	(d)	$5.04	250,000	–	–	–	250,000	21 Jan 03	$4.65	–	–
2 Apr 01	(d)(e)	$6.50	175,000	–	–	175,000	–	–	–	–	–
10 Oct 01	(f)(g)	$7.19	2,445,000	–	–	445,000	–	–	–	2,000,000	$2.82
16 Sep 02	(f)(g)	$5.42	–	710,000	$5.42	45,000	–	–	–	665,000	$2.82
			4,174,000	710,000		1,315,000	785,000			2,784,000	

Southcorp Employee Share Plan

ISSUE DATE	NOTE	ISSUE PRICE $	NUMBER OF SHARES AT 30 JUNE 2002	SHARES ISSUED DURING THE YEAR	FAIR VALUE PER SHARE OF SHARES ISSUED (i)	SHARES FORFEITED	SHARES DISTRIBUTED DURING THE YEAR	DATES DISTRIBUTED	FAIR VALUE PER SHARE DISTRIBUTED (i)	CLOSING BALANCE NUMBER	CLOSING BALANCE FAIR VALUE PER SHARE
31 May 96	(h)	$2.68	587,750	–	–	–	239,100	2 Jul 02–23 May 03	$5.07	348,650	$2.82
26 May 97	(h)	$3.82	770,450	–	–	–	314,350	2 Jul 02–23 May 03	$5.07	456,100	$2.82
			1,358,200	–		–	553,450			804,750	

Notes to summary of movements in the share plans

(a) Vesting of shares is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and this target has been achieved.

(b) Shares forfeited as the loan was not repaid within the prescribed period after cessation of employment.

(c) Vesting of shares is conditional on the satisfactory completion of the sale of a business and this target has been achieved.

(d) Vesting of shares is conditional on executive's work performance and continuity of employment and these targets have been achieved.

(e) Vesting of shares is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and this target was not achieved.

(f) Vesting of shares is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(g) Shares forfeited due to the cessation of employment.

(h) The three year holding period from the date of issue elapsed in a prior period.

(i) Fair value of shares issued or distributed during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the dates. For multiple distribution dates, the weighted average market price of each distribution date has been used.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000

38. AUDITORS' REMUNERATION

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Audit				
Auditors of Southcorp Limited – KPMG				
– Audit and review of the financial reports	**1,511**	1,355	**20**	20
– Other regulatory audit services	**28**	55	**–**	28
	1,539	1,410	20	48
Assurance and other services				
Auditors of Southcorp Limited – KPMG				
– Taxation compliance services	**155**	352	**–**	141
– Taxation advisory services	**183**	422	**–**	394
– Divestment and acquisition completion audits	**–**	390	**–**	–
– Internal audit services	**372**	344	**–**	344
– Other assurance services	**135**	107	**–**	–
– Other	**44**	39	**–**	39
	889	1,654	–	918
KPMG related practices				
– Technology consulting services	**–**	52	**–**	52
– Legal services	**17**	–	**–**	–
	17	52	–	52
Total auditors' remuneration	2,445	3,116	20	1,018

39. DIRECTORS' REMUNERATION

	2003 NUMBER	2002 NUMBER
Directors' income		
The number of directors of Southcorp Limited whose income from the Company or any related party falls within the following bands:		
$100,000 – $109,999	**1**	5
$110,000 – $119,999	**4**	–
$120,000 – $129,999	**1**	1
$140,000 – $149,999	**1**	–
$180,000 – $189,999	**–**	1
$270,000 – $279,999	**–**	1
$330,000 – $339,999	**1**	–
$360,000 – $369,999	**1**	–
$490,000 – $499,999	**1**	–
$2,160,000 – $2,169,999	**–**	1
$5,130,000 – $5,139,999	**1**	–

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Total income paid or payable, or otherwise made available, to all directors of Southcorp Limited and its controlled entities from the Company or any related party.	**12,566**	11,395	**7,427**	3,514

Total directors' income includes insurance premiums paid by the Company during the year to indemnify directors. Details of the policy are set out in the Directors' Report.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2003 NUMBER	2002 NUMBER	2003 NUMBER	2002 NUMBER

40. EXECUTIVES' REMUNERATION

The number of Australian domiciled executive officers including executive directors of Southcorp Limited and its controlled entities whose income is $100,000 or more falls within the following bands:

	Consolidated 2003 Number	Consolidated 2002 Number	Southcorp Limited 2003 Number	Southcorp Limited 2002 Number
$100,000 – $109,999	–	2	–	1
$110,000 – $119,999	1	1	–	1
$120,000 – $129,999	1	–	–	–
$130,000 – $139,999	2	1	–	–
$140,000 – $149,999	6	2	–	–
$150,000 – $159,999	1	5	–	1
$160,000 – $169,999	4	2	–	–
$170,000 – $179,999	6	4	–	–
$180,000 – $189,999	1	2	–	–
$190,000 – $199,999	6	6	–	–
$200,000 – $209,999	3	2	–	–
$210,000 – $219,999	2	2	–	–
$220,000 – $229,999	3	4	–	2
$230,000 – $239,999	–	1	–	–
$240,000 – $249,999	2	1	–	–
$250,000 – $259,999	2	–	–	–
$270,000 – $279,999	1	–	–	–
$280,000 – $289,999	2	2	–	–
$290,000 – $299,999	1	2	–	–
$300,000 – $309,999	–	1	–	–
$310,000 – $319,999	–	3	–	1
$320,000 – $329,999	2	–	–	–
$330,000 – $339,999	–	2	–	–
$350,000 – $359,999	–	1	–	–
$360,000 – $369,999	2	–	1	–
$390,000 – $399,999	2	–	1	–
$400,000 – $409,999	1	–	1	–
$440,000 – $449,999	1	–	1	–
$450,000 – $459,999	–	1	–	1
$470,000 – $479,999	–	1	–	1
$480,000 – $489,999	–	1	–	–
$500,000 – $509,999	–	1	–	1
$540,000 – $549,999	–	1	–	1
$590,000 – $599,999	–	1	–	1
$600,000 – $609,999	–	2	–	2
$610,000 – $619,999	2	1	1	1
$630,000 – $639,999	1	–	1	–
$660,000 – $669,999	–	1	–	1
$930,000 – $939,999	1	–	–	–
$960,000 – $969,999	–	1	–	–
$1,090,000 – $1,099,999	–	1	–	1
$1,170,000 – $1,179,999	–	1	–	1
$1,220,000 – $1,229,999	–	1	–	1

	CONSOLIDATED 2003 NUMBER	CONSOLIDATED 2002 NUMBER	SOUTHCORP LIMITED 2003 NUMBER	SOUTHCORP LIMITED 2002 NUMBER
$1,240,000 – $1,249,999	–	1	–	1
$1,720,000 – $1,729,999	1	–	1	–
$1,830,000 – $1,839,999	1	–	1	–
$1,990,000 – $1,999,999	1	–	1	–
$2,160,000 – $2,169,999	–	1	–	1
$2,300,000 – $2,309,999	–	1	–	1
$5,130,000 – $5,139,999	1	–	1	–
	$'000	$'000	$'000	$'000
Total income received, or due and receivable, from the Company entities in the consolidated entity, or related parties by the above executive officers of the Company and its controlled entities.	**25,201**	25,747	**13,542**	15,664

Executives are defined as members of the Executive Committee and those directly accountable and responsible to these positions for the strategic direction and operational management of the Company.

Total executives' income includes severance payments and insurance premiums paid by the Company during the year to indemnify executives. Details of the policy are set out in the Directors' Report.

41. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no material contingent liabilities and contingent assets, arising outside the normal course of business, where the probability of future payments/receipts is not considered remote. Details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed are detailed below.

Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

Contingent liabilities arising in respect of various performance and other guarantee provided to third parties	–	8,024	–	6,872
Termination benefits payable in certain circumstances to directors and executives under service agreements	**4,709**	2,601	**3,977**	2,601
Guarantees given by the Company in respect of amounts borrowed by certain controlled entities	–	–	**800,000**	743,354

Under the terms of the Deed of Cross Guarantee, described in Note 42, the Company has guaranteed the repayment of all current and future creditors in the event any of the entities party to the Deed are wound up. No material losses are expected.

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected.

In addition to the above, there are legal actions against the Company and certain controlled entities which are being defended, liability denied and based on legal advice no material losses are expected. Disclosure of any further information about the matters would be prejudicial to the interests of the Company.

Contingent assets

A contingent asset exists relating to potential deferred consideration for businesses previously divested. It is not practicable to estimate the potential financial effect.

A contingent asset exists relating to potential compensation receivable from a supplier to a previously divested business. This matter is currently subject to legal action and disclosure of the potential financial effect would be prejudicial to the interests of the Company.

42. DEED OF CROSS GUARANTEE

Southcorp Limited and the controlled entities identified in note 47 have entered into an approved Deed of Cross Guarantee in order to obtain relief from the requirement to prepare audited financial statements, granted to wholly-owned Australian controlled entities pursuant to the Australian Securities and Investments Commission Class Order 98/1418 (as amended) dated 13 August 1998.

Southcorp XUK Ltd became a party to the Deed during the year by virtue of a Deed of Assumption approved by the Australian Securities and Investments Commission.

The effect of the Deed is that Southcorp Limited and its controlled entities referred to above, guarantee payments to creditors in the event of the winding up of any of the controlled entities covered by the Class Order under certain provisions of the Corporations Act 2001.

Consolidated statements of financial performance and statements of financial position comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee are set out below:

	CONSOLIDATED 2003 $'000	2002 $'000
Statements of financial performance		
Profit (loss) from ordinary activities before income tax	**(880,655)**	516,377
Income tax (expense) benefit relating to ordinary activities	**10,260**	(49,159)
Net profit (loss)	**(870,395)**	467,218
Retained profits at beginning of year	**894,136**	551,199
Net increase (decrease) in retained profits on initial adoption of:		
– Revised AASB 1028 'Employee Benefits'	**(822)**	–
– AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	**62,161**	–
Total available for appropriation	**85,080**	1,018,417
Dividends provided or paid	**(155,869)**	(162,737)
Transfer from asset revaluation reserve	**99,013**	–
Retained profits at end of year	**28,224**	855,680
Statements of financial position		
Current assets		
Cash assets	**15,951**	23,254
Receivables	**328,310**	280,923
Inventories	**596,804**	566,657
Foreign currency hedges – anticipated transactions	**32,280**	40,397
Current tax assets	**73**	–
Prepayments	**1,620**	2,245
Total current assets	**975,038**	913,476
Non-current assets		
Receivables	**17,123**	71,304
Inventories	**216,402**	240,623
Investments	**1,700**	–
Foreign currency hedges – anticipated transactions	**74,778**	70,440
Other financial assets	**374,024**	528,439
Property, plant and equipment	**592,528**	597,150
Grape vines	**169,091**	162,257
Intangible assets	**365,997**	1,283,247

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	CONSOLIDATED 2003 $'000	2002 $'000
Deferred tax assets	**37,838**	28,567
Other	**785**	3,563
Total non-current assets	1,850,266	2,985,590
Total assets	2,825,304	3,899,066
Current liabilities		
Payables	**153,143**	273,301
Interest-bearing liabilities	**280,296**	57,533
Current tax liabilities	**–**	30,456
Provisions	**124,481**	218,076
Foreign currency hedges – anticipated transactions	**32,280**	40,397
Total current liabilities	590,200	619,763
Non-current liabilities		
Payables	**3,000**	–
Interest-bearing liabilities	**520,104**	686,036
Deferred tax liabilities	**72,597**	71,683
Provisions	**22,120**	11,755
Foreign currency hedges – anticipated transactions	**74,778**	70,440
Total non-current liabilities	692,599	839,914
Total liabilities	1,282,799	1,459,677
Net assets	1,542,505	2,439,389
Equity		
Contributed equity	**1,514,281**	1,489,947
Reserves	**–**	93,762
Retained profits	**28,224**	855,680
Total equity	1,542,505	2,439,389

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
43. NOTES TO THE STATEMENTS OF CASH FLOWS				
(a) Reconciliation of profit (loss) from ordinary activities after income tax to net cash provided by operating activities				
Profit (loss) from ordinary activities after income tax	**(922,891)**	313,136	**153,337**	72,739
Add (less) items classified as investing/financing activities:				
Net (profit) loss on sale of non-current assets	**613**	(2,121)	**–**	59
Net (profit) loss from previously divested businesses	**5,344**	(149,063)	**5,142**	28,824
Add (less) non-cash items:				
Depreciation and amortisation	**87,002**	99,614	**–**	552
Write-down in value of goodwill	**642,562**	–	**–**	–
Write-down in value of brand names	**240,000**	–	**–**	–
Write-down in value of property, plant and equipment	**9,665**	–	**–**	–
Write-down in value of wine inventory	**35,336**	7,427	**–**	–
Independence Wine Company loan written-off	**11,857**	–	**–**	–
Share plan loans realised loss	**296**	–	**296**	–
Amounts set aside to (from) provisions	**24,696**	27,892	**16,891**	(69)
Share of net loss from associates and joint venture entities	**493**	57	**–**	–
Net market value of own-grown grapes	**(57,449)**	(63,445)	**–**	–
Net decrement in net market value of grape vines	**9,042**	870	**–**	–
Previous net market value adjustments released to cost of sales on product sold	**15,681**	10,972	**–**	–
Bad trade debts written-off not previously provided for	**91**	392	**–**	–
(Increase) decrease in income tax receivable	**(11,411)**	–	**–**	–
Increase (decrease) in income tax payable	**(42,403)**	47,130	**(1,781)**	711
(Increase) decrease in future income tax benefit	**(1,242)**	1,884	**(4,374)**	263
Increase (decrease) in deferred income tax	**1,764**	(13,233)	**(1)**	(254)
Net cash provided by operating activities before change in assets and liabilities	**49,046**	281,512	**169,510**	102,825
(Increase) decrease in trade and other debtors	**175,176**	(197,180)	**1,398**	1,044
(Increase) decrease in amount owing by associates and joint venture entities	**(2,038)**	(2,002)	**–**	–
(Increase) decrease in inventories	**6,409**	43,973	**–**	–
(Increase) decrease in prepayments	**5,428**	(898)	**36**	665
Increase (decrease) in trade and other creditors	**(101,987)**	42,734	**(3,154)**	(9,815)
Increase (decrease) in provisions	**(35,247)**	(33,678)	**–**	(2,086)
Net operating cash flows	96,787	134,461	167,790	92,633

(b) Reconciliation of cash

For the purposes of the statements of cash flows, cash includes cash at bank and on hand and short term deposits, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

Cash assets	**40,281**	42,540	**473**	3,535
Bank overdrafts	**(6,253)**	(1,493)	**–**	–
	34,028	41,047	473	3,535

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000

(c) Acquisition of controlled entities

On 14 February 2003 the consolidated entity acquired the remaining 50% of the shares of The Independence Wine Company, LLC (2002: remaining 50% of the units of McLaren Vale Unit Trust)

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Fair value of net assets acquired:				
Cash assets	**1,808**	–	–	–
Receivables	**428**	32	–	–
Inventories	**4,303**	–	–	–
Property, plant and equipment	–	628	–	–
Grape vines	–	774	–	–
Payables	**(119)**	(34)	–	–
Loan payable to an associated entity	**(6,420)**	–	–	–
Investment converted to a controlled entity	–	(617)	–	–
Total net assets and consideration paid	–	783	–	–
Net cash balances acquired	**1,808**	–	–	–
Total inflow (outflow) of cash	1,808	(783)	–	–

The operating results have been included in the consolidated profit (loss) from ordinary activities from date of acquisition. The Independence Wine Company, LLC was previously involved in the production and sale of wine and its operations are now being wound up.

(d) Divestment of controlled entities and businesses

During the financial year there were no divestments of controlled entities and businesses (2002: divested the Water Heater businesses)

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Carrying amount of net assets divested:				
Cash assets	–	17,780	–	–
Receivables	–	146,331	–	–
Inventories	–	84,244	–	–
Other current assets	–	3,453	–	–
Investments	–	27,473	–	–
Property, plant and equipment	–	223,043	–	5,971
Intangibles	–	114,153	–	–
Deferred tax assets	–	4,477	–	–
Other non-current assets	–	4,309	–	–
Payables	–	(64,949)	–	–
Bank overdraft	–	(7,711)	–	–
Interest-bearing liabilities	–	(5,203)	–	–
Deferred tax liabilities	–	(1,719)	–	–
Provisions	–	(67,462)	–	–
Net assets divested before outside equity interests	–	478,219	–	5,971
Outside equity interests	–	(9,045)	–	–
Net assets divested	–	469,174	–	5,971
Consideration on divestment	–	703,508	–	–
Profit (loss) on divestment before transaction and restructure costs	–	234,334	–	(5,971)
Transaction and restructure costs	–	(85,271)	–	(22,853)
Net profit (loss) on divestment	–	149,063	–	(28,824)
Consideration on divestment	–	703,508	–	–
Deferred consideration	–	(12,606)	–	–
Cash balances divested	–	(10,069)	–	–
Total inflow of cash	–	680,833	–	–

43. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(e) Non-cash financing activities

During the financial year 710,000 (2002: 2,740,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $3,848,000 (2002: $19,701,000) were made by the Company. These transactions are treated as not giving rise to cash flows.

44. FINANCING ARRANGEMENTS

	CURRENCY	FACILITIES AVAILABLE 2003 $'000	FACILITIES AVAILABLE 2002 $'000	FACILITIES UTILISED 2003 $'000	FACILITIES UTILISED 2002 $'000	FACILITIES UNUTILISED 2003 $'000	FACILITIES UNUTILISED 2002 $'000
Committed							
Bank overdraft	AUD	**3,000**	3,000	–	–	**3,000**	3,000
Bank syndicated	AUD/USD/GBP	**255,000**	435,000	**255,000**	140,000	–	295,000
Bank bilateral	Multi	**565,000**	580,000	**95,000**	–	**470,000**	580,000
Medium term notes	AUD	**450,000**	450,000	**450,000**	450,000	–	–
		1,273,000	1,468,000	800,000	590,000	473,000	878,000
Uncommitted							
Commercial paper	AUD	–	700,000	–	153,354	–	546,646
		–	700,000	–	153,354	–	546,646

The bank syndicated and bank bilateral facilities are guaranteed by the Company under several Deeds of Support (all on identical terms) which contain covenants by the Company in favour of the banks. The principal covenants are that:

(i) Total liabilities of the consolidated entity must not exceed 70% of the total tangible assets. For this purpose, total tangible assets includes certain intangible assets.

(ii) Earnings before interest and tax must cover net interest expense by at least 1.5 times. For this purpose, earnings before interest and tax excludes abnormal items (or an equivalent term).

(iii) The net worth of the consolidated entity, as measured by the consolidated equity attributable to members of Southcorp Limited, must not fall below $750 million.

Bank overdrafts are repayable on demand and are subject to annual reviews. Interest on bank overdrafts is charged at prevailing market rates.

The bank syndicated facility has a maturity date of 5 October 2003. At 30 June 2003, $255 million has been utilised, which was bearing interest at a weighted average effective interest rate of 4.95% per annum (2002: 4.71%).

Bank bilateral facilities have varying maturity dates ranging from October 2003 to May 2007 and bear interest at rates dependent upon the currency and country in which the facility is drawn upon. At 30 June 2003, $95 million has been utilised, which was bearing interest at a weighted average effective interest rate of 5.07% per annum (2002: undrawn). From October 2003 the bank bilateral facilities available will increase to $645 million.

The consolidated entity is notionally able to issue notes to an aggregate face value of $750 million under its domestic medium term note program. The Company's current long-term credit rating however effectively precludes any further note issues under the program. At 30 June 2003, $225 million of floating rate notes have been issued of which $100 million maturing in December 2006 bears interest at an effective rate of 5.09% per annum (2002: 5.55%), $75 million maturing in April 2009 bears interest at an effective rate of 5.75% per annum (2002: 5.45%) and $50 million maturing in August 2010 bears interest at an effective rate of 5.76% per annum (2002: 5.85%). At 30 June 2003, $225 million of fixed rate notes have been issued of which $100 million maturing in March 2010 with a coupon rate of 8.25% per annum and $125 million maturing in August 2006 with a coupon rate of 7.00% per annum, have been swapped to floating interest rates. Issues under this program are guaranteed by the Company.

The consolidated entity has swapped $460 million (2002: $411 million) of floating interest rate liabilities to fixed interest rates at an effective weighted average interest rate of 5.91% (2002: 5.93%).

The consolidated entity is notionally able to issue commercial paper to an aggregate face value of $700 million under its commercial paper program. The Company's current short-term credit rating however effectively precludes any issues under the program. All commercial paper issued is guaranteed by the Company. At 30 June 2003 no commercial paper was on issue (2002: $153.4 million at weighted average effective interest rate of 4.97%).

45. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk

The consolidated entity enters into interest rate swap and options contracts to manage funding costs and protect it from adverse interest rate movements. Interest rate swaps and options allow the consolidated entity to raise borrowings at floating interest rates and swap them into longer term fixed rates, or raise borrowings at fixed rates and swap them into floating rates.

At 30 June 2003 there are fixed rate swaps with rates between 5.08% and 6.80% (2002: 5.085% and 6.80%), and floating rate swaps converting the 8.25% fixed rate bond (2002: 8.25%) and 7.00% fixed rate bonds to floating interest rates. The net unrealised gain on interest rate swaps at 30 June 2003 was $6,106,000 (2002: $3,725,000).

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	Weighted average interest rate	Floating interest rate	Fixed interest maturing in: 1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total
2003 ($'000)							
Financial assets							
Cash and deposits	3.25%	36,943	–	–	–	3,338	40,281
Receivables	5.24%	44,500	1,425	7,059	678	344,543	398,205
Other financial assets	–	–	–	–	–	32,335	32,335
		81,443	1,425	7,059	678	380,216	470,821
Financial liabilities							
Payables	6.50%	–	566	–	–	258,201	258,767
Bank overdraft	–	–	–	–	–	6,253	6,253
Bank loans	5.91%	350,000	–	–	–	–	350,000
Medium term notes	5.63%	225,000	–	125,000	100,000	–	450,000
Other liabilities	6.36%	–	311	126	–	1,117	1,554
		575,000	877	125,126	100,000	265,571	1,066,574
Interest rate swaps*		(235,000)	100,000	235,000	(100,000)	–	–
		340,000	100,877	360,126	–	265,571	1,066,574

Bank overdraft represents unpresented cheques.

	Weighted average interest rate	Floating interest rate	Fixed interest maturing in: 1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total
2002 ($'000)							
Financial assets							
Cash and deposits	3.47%	41,573	–	–	–	967	42,540
Receivables	4.69%	84,305	–	7,277	–	544,245	635,827
Other financial assets	–	–	–	–	–	41,160	41,160
		125,878	–	7,277	–	586,372	719,527
Financial liabilities							
Payables	–	–	–	–	–	362,453	362,453
Bank overdraft	1.70%	1,473	–	–	–	20	1,493
Bank loans	5.93%	140,000	–	–	–	–	140,000
Commercial paper	5.26%	153,354	–	–	–	–	153,354
Medium term notes	5.75%	225,000	–	125,000	100,000	–	450,000
Other liabilities	7.61%	–	490	317	–	438	1,245
		519,827	490	125,317	100,000	362,911	1,108,545
Interest rate swaps *		(285,600)	195,600	190,000	(100,000)	–	–
		234,227	196,090	315,317	–	362,911	1,108,545

** Notional principal balances*

45. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts and options to hedge certain anticipated purchases and sales of goods and services denominated in foreign currencies to protect the entity from adverse foreign exchange movements. The hedges are designated to specific transactions or transactions entered into after a nominated date.

The amounts receivable and payable under these foreign currency contracts at 30 June 2003, and the settlement periods of these contracts for the consolidated entity are as follows:

	2003 USD $'000	2003 GBP $'000	2003 OTHER $'000	2002 USD $'000	2002 GBP $'000	2002 OTHER $'000
1 year or less	**96,558**	**185,089**	**30,140**	110,952	134,387	39,612
Over 1 year but less than 2 years	**161,790**	**162,157**	**31,829**	144,775	128,270	17,612
Over 2 years but less than 5 years	**117,730**	**78,120**	**30,279**	190,513	108,625	–

The deferred costs and exchange gains and losses on hedges of anticipated transactions recognised in foreign currency hedges – anticipated transactions assets and liabilities at 30 June 2003 was a net gain of $102,512,000 (2002: net loss of $12,915,000).

Recognised gains and losses have been calculated by reference to foreign exchange rates applicable at 30 June 2003. The actual incidence of gains or losses, and their magnitude, will be dependent on the actual rates at the time of maturity of the contracts and will be reflected in the amounts earned from sales in foreign currencies or the cost of purchases in foreign currencies, as applicable.

(c) Credit risk

Credit risk represents the loss that would be recognised if a counterparty fails to perform as contracted.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity undertakes interest rate and foreign currency risk transactions with major Australian and international banks.

Credit risk on financial assets of the consolidated entity which have been recognised on the statements of financial position is represented by the carrying amount net of any provision for doubtful debts. As at 30 June 2003, of the consolidated entity's trade debtors, 35% (2002: 44%) was owed by customers located in the UK/Europe segment and 40% (2002: 30%) was owed by customers located in the Americas. The consolidated entity is not materially exposed to any individual customer.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed at note 45(b) above.

The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the consolidated entity. The accrued amount due to the consolidated entity at 30 June 2003 amounted to $2,023,000 (2002: $1,495,000).

(d) Net fair values of financial instruments

Cash and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying amounts at net fair value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists, or by discounting the expected future cash flows by the current interest rate for assets and liabilities with similar risk profiles.

The consolidated entity's financial assets and liabilities included in current assets and liabilities on the statements of financial position are carried at amounts that approximate net fair value. The carrying amount of all other assets and liabilities do not differ materially from net fair value.

The valuation of unrecognised financial instruments reflects the estimated amounts which the consolidated entity would expect to pay or receive to terminate the contracts (net of transaction costs) at their current market value at 30 June 2003. This is based on independent market quotations and determined using standard valuation techniques.

The net fair value with respect to unrecognised financial instruments held at 30 June 2003 is disclosed in note 45(a).

	BALANCE 30 JUNE 2002	ACQUIRED/ GRANTED	DISPOSED/ EXERCISED	BALANCE 30 JUNE 2003

46. RELATED PARTY DISCLOSURES

Directors

The directors of Southcorp Limited who held office during the year were T B Finn, D R Argus, S Gerlach, H A Lynch, A G Oatley, R I Oatley, R F E Warburton, T P Burnet (appointed 18 March 2003), J C Ballard (appointed 28 April 2003), K M Lambert (resigned 3 February 2003) and R H Allert (retired 31 October 2002).

Details of directors' remuneration are disclosed in note 39.

Directors' holdings of shares and share options

The interests of directors of the Company and their director-related entities in shares and share options of the Company at year-end were as follows:

	BALANCE 30 JUNE 2002	ACQUIRED/ GRANTED	DISPOSED/ EXERCISED	BALANCE 30 JUNE 2003
Number of ordinary shares*	141,226,725	115,608	–	**141,342,333**
Number of options over ordinary shares**	–	250,000	–	**250,000**

* Balance of ordinary shares held at 30 June 2002 excludes shares held by former director R H Allert. The above shareholdings include all shares held beneficially by directors and director-related entities. RJOL Nominees Pty Ltd holds 1,200,000 ordinary shares in the Company entity. K M Lambert and R J Oatley-Lambert are directors of RJOL Nominees Pty Ltd. R J Oatley-Lambert is R I Oatley's daughter and a related party of R I Oatley. In addition, both K M Lambert and R J Oatley-Lambert are potential beneficiaries of a trust of which Balmoral Pastoral Pty Ltd is trustee.

** Balance of options over number of ordinary shares held at 30 June 2002 excludes options held by former director K M Lambert.

On 16 September 2002, T P Burnet was granted 250,000 options over unissued ordinary shares at an exercise price of $5.42 pursuant to the terms and conditions under the Southcorp Executive Share and Option Plan. The options will be exercisable from 30 September 2005 if the Company's share price increases to pre-determined amounts. The options will lapse if the share price targets are not met prior to expiry of the options on 30 June 2012 or earlier if employment ceases.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Loans to executive directors				
Executive loans	**976**	–	**976**	–
Share loans	**1,967**	2,319	**1,967**	2,319
	2,943	2,319	**2,943**	2,319

For the consolidated entity and the Company there were 10 (2002: 14) loans outstanding from executive directors of the consolidated entity in the full-time employment of the Company and its controlled entities. These loans range between $1,000 and $790,000 (2002: $2,000 and $1,227,000). There were no loans (2002: Nil) outstanding from directors of the Company.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Executive loans				
Advanced during the year	**1,896**	930	**1,896**	930
Repayments received during the year	**920**	1,728	**920**	1,728
Total interest received	**51**	64	**51**	64

During the year loans were made by the Company to 3 (2002: 2) executive directors pursuant to the Southcorp Limited Senior Executive Loan Scheme. These loans were to P J Cleaves, M M Hudson and T P Burnet. Repayments were received during the year from P J Cleaves and T P Burnet. These loans are interest bearing.

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	SOUTHCORP LIMITED 2003 $'000	SOUTHCORP LIMITED 2002 $'000
Share loans				
Advanced during the year	**136**	2,301	**136**	2,301
Repayments received during the year	**59**	1,565	**59**	1,565

During the year a loan was made by the Company to 1 (2002: 6) executive director pursuant to the loan scheme under the Southcorp Executive Share and Option Plan. This loan was to J G Linney. Loans are interest free and repayable from dividend income earned by the shares acquired under the plan. Repayments were received during the year from M A Christophersen, P J Cleaves, M M Hudson, M P McWilliams, N A S Mowat, W A Seppelt and J Wilkinson.

46. RELATED PARTY DISCLOSURES (continued)

Transactions with directors and director-related entities

The consolidated entity has leased on commercial terms, a vineyard at McLaren Vale, South Australia, owned by Kanjo Pty Ltd. Kanjo Pty Ltd is a company of which R H Allert, the Company's former Chairman, is a director and in which he has a beneficial interest.

The consolidated entity has leased on commercial terms a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which R I Oatley and A G Oatley are directors and in which they have a beneficial interest.

The consolidated entity purchased grape supplies on commercial terms from Woodbrook Vineyard Pty Ltd and is a party to a Water Users Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which A G Oatley is a director and in which he has a beneficial interest.

The consolidated entity has entered into a Shareholders' Deed, dated 27 February 2001, which has been disclosed to The Australian Stock Exchange, with Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Reline Investments Pty Ltd. R I Oatley and A G Oatley are directors of Balmoral Pastoral Pty Ltd and Reline Investments Pty Ltd. Reline Investments Pty Ltd is a wholly owned subsidiary of Balmoral Pastoral Pty Ltd, which is the trustee of a trust of which R I Oatley, A G Oatley and K M Lambert, the Company's former Managing Director, are potential beneficiaries. Reline Investments Pty Ltd is the largest shareholder in the Company, holding approximately 18.80% of the issued ordinary shares.

Cattle owned by Reline Investments Pty Ltd are grazed from time to time at commercial agistment rates on land owned by the consolidated entity.

The consolidated entity may make use of an aircraft owned by Balmoral Air Pty Ltd and reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which R I Oatley and A G Oatley are directors and in which they have a beneficial interest.

In addition, transactions entered into during the year with directors of the Company and its controlled entities or with their director-related entities which are within normal customer, supplier, employee or shareholder relationships on terms and conditions no more favourable than those available to other customers, suppliers, employees or shareholders include:

- acquisition of shares and options in the Company under the executive and employee share and option plans;
- dividends from shares in the Company;
- *purchase of goods and services including professional services from director-related entities;*
- sale of goods and services; and
- contracts of employment and reimbursement of expenses.

Transactions with associates and joint venture entities

Transactions with associates and joint venture entities occur on terms and conditions no more favourable than those available to other customers, suppliers, employee or shareholders.

Royalties receivable from joint venture entities is disclosed in note 2.

Interest received from associated entities is disclosed in note 5.

Loans and other amounts owing by associated and joint venture entities are disclosed in note 10.

Amounts owing to associated and joint venture entities are disclosed in note 21.

Details of investments in associated and joint venture entities are disclosed in note 33.

Transactions with controlled entities

Interest is payable and receivable on certain controlled entities loans at commercial rates. Controlled entity loans have no fixed repayment terms.

Management fees received from controlled entities are disclosed in note 2.

Dividends and interest received from controlled entities are disclosed in note 5.

Interest paid to controlled entities are disclosed in note 5.

Amounts owing by controlled entities are disclosed in notes 10 and 13.

Amounts owing to controlled entities are disclosed in note 21.

Details of ownership interests in controlled entities are disclosed in note 47.

	NOTE	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2003 %	2002 %
47. CONTROLLED ENTITIES				
Chief entity				
Southcorp Limited	(a)	Australia		
Controlled entities				
Interbev Pty Ltd	(a)	Australia	**100**	100
Clayton Victoria Holdings Pty Ltd	(a)	Australia	**100**	100
Meadowbank Properties Pty Ltd	(a)	Australia	**100**	100
SCA075G Pty Ltd	(a)	Australia	**100**	100
SCA059G Ltd	(a)	Australia	**100**	100
Majorca Pty Ltd	(a)	Australia	**100**	100
Southcorp Australia Pty Ltd	(a)	Australia	**100**	100
SCA246D Pty Ltd	(a)	Australia	**100**	100
SCA395D Pty Ltd	(a)	Australia	**100**	100
SCP680 Ltd	(a)	Australia	**100**	100
Morris White Pty Ltd	(a)	Australia	**100**	100
Morris White Australia Pty Ltd	(a)	Australia	**100**	100
Southcorp Manufacturing Pty Ltd	(a)	Australia	**100**	100
Southcorp Whitegoods Pty Ltd	(a)	Australia	**100**	100
Southcorp NZ Pty Ltd	(a)	Australia	**100**	100
Southcorp NZ Superannuation Fund Ltd		New Zealand	**100**	100
Conform New Zealand Ltd		New Zealand	**100**	100
SANZ Ltd		New Zealand	**100**	100
HNZ Ltd		New Zealand	**100**	100
Southcorp Water Heaters NZ Ltd		New Zealand	**100**	100
Southcorp Beverage Packaging NZ Ltd		New Zealand	**100**	100
Southcorp Wines NZ Ltd		New Zealand	**100**	100
Southcorp International Investments Pty Ltd	(a)	Australia	**100**	100
Southcorp Asia Investments Pty Ltd	(a)	Australia	**100**	100
REI Executive Services, Inc	(e)	USA	**100**	–
North America Packaging Ltd		Canada	**100**	100
Southcorp Wines Canada, Inc		Canada	**100**	100
Southcorp Investments Canada Ltd		Canada	**100**	100
Southcorp Finance Europe Ltd		UK	**100**	100
Southcorp Wines Europe Ltd		UK	**100**	100
Southcorp Importers Ltd	(d)	UK	**100**	100
James Herrick Wines Ltd		UK	**100**	100
Southcorp European Investments	(d)	UK	**100**	100
Southcorp Investments France SAS (formerly Southcorp Investments France SA)		France	**100**	100
Penval Wines SAS		France	**100**	100
SCA du Domaine de la Motte	(n)	France	**100**	100
SCA des Garrigues de Truilhas	(n)	France	**100**	100
Vignobles James Herrick SARL	(n)	France	**100**	100
SC de la Boulandiere	(o)	France	**100**	100
RAUST International Investments BV		Netherlands	**100**	100
RAL European Holdings Ltd		UK	**100**	100
Neyog UK Ltd		UK	**100**	100
Southcorp XUK Ltd	(a)(b)	UK	**100**	100
Southcorp USA Holdings, Inc		USA	**100**	100
Southcorp Finance USA, Inc	(k)	USA	**100**	100

	NOTE	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2003 %	2002 %
47. CONTROLLED ENTITIES (continued)				
North America Packaging (Pacific Rim) Corporation	(k)	USA	**100**	100
PWG Vintners USA, Inc	(k)	USA	**100**	100
The Independence Wine Company, LLC	(f)	USA	**100**	50
Rosemount Ventures, Inc	(k)	USA	**100**	100
Southcorp Wine Estates, LLC	(l)	USA	**100**	100
Southcorp Puerto Rico, Inc	(m)	USA	**–**	100
Southcorp USA Investments, Inc	(m)	USA	**–**	100
Southcorp USA, Inc	(m)	USA	**–**	100
Southcorp Properties, Inc	(m)	USA	**–**	100
Southcorp Services USA, Inc	(m)	USA	**–**	100
Southcorp Packaging North America, Inc	(m)	USA	**–**	100
Southcorp Packaging USA, Inc	(m)	USA	**–**	100
Southcorp Investments Pty Ltd	(a)	Australia	**100**	100
SCP518 Ltd	(a)	Australia	**100**	100
SCP197 Pty Ltd	(a)	Australia	**100**	100
SCP825 Pty Ltd	(a)(d)	Australia	**100**	100
SCP919 Pty Ltd	(a)(d)	Australia	**100**	100
SCP625 Pty Ltd	(a)(d)	Australia	**100**	100
Selion Pty Ltd	(a)	Australia	**100**	100
Ieiro Pty Ltd	(a)	Australia	**100**	100
Rosemount Ventures Australia Pty Ltd	(a)	Australia	**100**	100
Southcorp Wines Pty Ltd	(a)	Australia	**100**	100
Barossa Vineyards Ltd	(a)	Australia	**100**	100
Coldstream Australasia Ltd	(a)	Australia	**100**	100
Cuppa Cup Vineyards Pty Ltd	(a)	Australia	**100**	100
Global Vineyards BV		Netherlands	**100**	100
SC du Domaine de la Boulandiere	(m)	France	**–**	100
Devil's Lair Pty Ltd (formerly International Beverages Pty Ltd)	(a)	Australia	**100**	100
Kaiser Stuhl Wines Pty Ltd	(a)	Australia	**100**	100
Killawarra Vintage Wines Pty Ltd	(a)	Australia	**100**	100
Leo Buring Pty Ltd	(a)	Australia	**100**	100
Lindeman (Holdings) Ltd	(a)	Australia	**100**	100
Lindemans Wines Pty Ltd	(a)	Australia	**100**	100
SCW299 Pty Ltd	(a)	Australia	**100**	100
SCW725 Pty Ltd	(a)	Australia	**100**	100
North Para Environment Control Pty Ltd	(h)	Australia	**69.9**	69.9
Penfolds Wines Pty Ltd	(a)	Australia	**100**	100
Rouge-Homme Wines Pty Ltd	(a)	Australia	**100**	100
Roxburgh Vineyards Pty Ltd	(a)	Australia	**100**	100
SCW986 Pty Ltd (formerly Rosemount Investments Pty Ltd)	(a)(d)	Australia	**100**	100
Rosemount Estates Pty Ltd	(a)(i)	Australia	**100**	100
McLaren Vale Unit Trust		Australia	**100**	100
Rosemount Vineyards Pty Ltd	(a)	Australia	**100**	100
Tumbarumba Sparkling Wines Pty Ltd (formerly Tumbarumba Champagne Makers Pty Ltd)	(a)	Australia	**100**	100
Rosemount Estates Inc	(m)	USA	**–**	100
Rosemount Estate Wines Ltd		UK	**100**	100
Brenchley Pty Ltd	(a)	Australia	**100**	100
Ryecroft Vineyards Pty Ltd	(a)	Australia	**100**	100
SCW165 Pty Ltd	(a)	Australia	**100**	100
SCW423 Ltd	(a)	Australia	**100**	100

	NOTE	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2003 %	2002 %
SCW905 Ltd	(a)	Australia	**100**	100
Great Western Sparkling Wines Pty Ltd (formerly Great Western Champagne Pty Ltd)	(a)(g)	Australia	**100**	100
Seaview Winery Pty Ltd	(a)	Australia	**100**	100
Seaview Wynn Pty Ltd	(a)	Australia	**100**	100
Wynns Coonawarra Estate Pty Ltd	(a)	Australia	**100**	100
Glenloth Wines Pty Ltd	(a)	Australia	**100**	100
Southcorp Wines Asia Pty Ltd	(a)(c)	Australia	**100**	100
Southcorp Wines E-Commerce Holdings Pty Ltd	(a)	Australia	**100**	100
Tolley Scott & Tolley Ltd	(a)	Australia	**100**	100
Woodley Wines Pty Ltd	(a)	Australia	**100**	100
Wynn Winegrowers Pty Ltd	(a)	Australia	**100**	100
B Seppelt & Sons Ltd	(a)	Australia	**100**	100
Southcorp Wines Superannuation Fund Pty Ltd	(a)	Australia	**100**	100
SCW040 Pty Ltd	(a)	Australia	**100**	100
SCW357 Pty Ltd	(a)	Australia	**100**	100
SCW654 Pty Ltd	(a)	Australia	**100**	100
SCW706 Pty Ltd	(a)	Australia	**100**	100
SCW802 Pty Ltd	(a)	Australia	**100**	100
SCW809 Pty Ltd	(a)	Australia	**100**	100
SCW904 Pty Ltd	(a)	Australia	**100**	100
G F Cleland & Sons Pty Ltd	(a)	Australia	**100**	100
Rosemount Holdings Superannuation Pty Ltd	(a)	Australia	**100**	100
Rosemount Group Superannuation Pty Ltd	(a)	Australia	**100**	100
Southcorp Brands Pty Ltd (formerly SCW945 Pty Ltd)	(a)(j)	Australia	**100**	100
Southcorp Directors' Retiring Fund Pty Ltd	(a)	Australia	**100**	100
Southcorp Employee Share Plan Pty Ltd	(a)	Australia	**100**	100
Southcorp Executive Share and Option Plan Pty Ltd	(a)	Australia	**100**	100
Southcorp Finance Ltd	(a)	Australia	**100**	100
Southcorp International Employee Equity Plan Ltd		New Zealand	**100**	100
Southcorp Packaging Superannuation Pty Ltd	(a)	Australia	**100**	100
Southcorp Superannuation Fund Pty Ltd	(a)	Australia	**100**	100
SRP500 Pty Ltd	(a)	Australia	**100**	100
SRP687 Pty Ltd	(a)	Australia	**100**	100
Trusco Pty Ltd		Australia	**100**	100

Names of companies inset indicate that the issued share capital of such companies is owned by the company immediately above the inset.

(a) Southcorp Limited and these controlled entities have entered into an approved Deed of Cross Guarantee (refer note 42)
(b) Carries on business in Australia
(c) Carries on business in Singapore
(d) Controlled entity in voluntary liquidation
(e) Controlled entity incorporated during the year
(f) Controlled entity acquired during the year
(g) SCW423 Pty Ltd owns 50.0% of the issued share capital in Great Western Sparkling Wines Pty Ltd
(h) Tolley Scott & Tolley Ltd owns 23.3% of the issued share capital in North Para Environment Control Pty Ltd
(i) Controlled entity previously owned by SCW986 Pty Ltd (formerly Rosemount Investments Pty Ltd)
(j) Controlled entity previously owned by B Seppelt & Sons Ltd
(k) Controlled entity previously owned by Southcorp USA Investments,Inc
(l) Controlled entity previously owned by PWG Vintners USA, Inc
(m) Merged into another controlled entity or liquidated during the year
(n) Controlled entity previously owned by Global Vineyards BV
(o) Controlled entity previously owned by SC du Domaine de La Boulandiere

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Southcorp Limited:

   (a) the financial statements and notes, set out on pages 1 to 51, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 47 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

T B Finn, DIRECTOR

2 September 2003

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF SOUTHCORP LIMITED

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Southcorp Limited (the 'Company') and the Southcorp Limited group (the 'Consolidated Entity'), for the year ended 30 June 2003. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Southcorp Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

D S Rogers PARTNER
Sydney
2 September 2003

DIRECTORY

REGISTERED OFFICE

Southcorp Limited
ABN 80 007 722 643

403 Pacific Highway
Artarmon NSW 2064
Australia

or

PO Box 366
Artarmon NSW 1570
Australia

Telephone: (02) 9465 1000
International: +61 2 9465 1000

Facsimile: (02) 9465 1100
International: +61 2 9465 1100

Company Secretary: Martin M Hudson

AUDITORS

KPMG (external auditors)
Ernst & Young (internal auditors)

CORPORATE SOLICITORS

Allens Arthur Robinson
Finlaysons

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000, Australia

or

GPO Box 1903
Adelaide SA 5001, Australia

Telephone: 1300 556 161
Toll-free: 1800 817 074
International: +61 3 9615 5970

Facsimile: (08) 8236 2305
International fax: +61 8 8236 2305

Website: www.computershare.com

FINANCIAL CALENDAR 2003

25 February 2003
HALF-YEAR RESULTS AND INTERIM DIVIDEND ANNOUNCED

30 May 2003
RECORD DATE FOR INTERIM DIVIDEND

30 June 2003
FINANCIAL YEAR END

1 July 2003
INTERIM DIVIDEND PAID

2 September 2003
ANNUAL RESULTS ANNOUNCED

14 October 2003
ANNUAL GENERAL MEETING

23 October 2003
CHAIRMAN AND CEO'S AGM ADDRESSES TO SHAREHOLDERS

Design and pre-production: Designworks Asia Pacific. Photography: Brett Odgers.

This report is printed on 100% Australian-made paper.
Elemental Chlorine Free technology is used to manufacture this paper in accordance with sustainable forest management practices under ISO14001.

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The Prestige Wine of Australia

LINDEMANS
making life more enjoyable

Southcorp Limited
ABN 80 007 722 643
403 Pacific Highway
Artarmon NSW 2064
Australia

Tel: +61 2 9465 1000
Fax: +61 2 9465 1100

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of Southcorp Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia (enter from North Terrace), on Tuesday, 14 October 2003 at 10.00am.

It has been determined, for the purposes of the Annual General Meeting, that all quoted securities of the Company will be taken to be held by those persons who are entered on the Company's Share Register as holding them as at 8:00am Australian Eastern Standard Time on Monday 13 October 2003.

ORDINARY BUSINESS

1. *Annual Reports and Accounts*

   To receive and consider the Directors' Report, Financial Statements and Independent Audit Report for the year ended 30 June 2003.

2. *Election of Directors*

   (a) To elect as a Director of the Company Mr T P Burnet who, having been appointed by the Directors in accordance with Article 106 of the Company's Constitution, retires in accordance with Article 107 of the Company's Constitution and, being eligible, offers himself for election.

   (b) To elect as a Director of the Company, Mr J W Murphy who has been recommended for election by the Directors in accordance with Article 104 of the Company's Constitution, and, being eligible, offers himself for election.

   (c) To elect as a Director of the Company Mr E J J Pope who has been recommended for election by the Directors in accordance with Article 104 of the Company's Constitution, and, being eligible, offers himself for election.

SPECIAL BUSINESS

3. *Re-election of Director*

   To consider and, if thought fit, to pass the following resolution as a special resolution:

   "That Mr R I Oatley, who is 75 years of age, be re-appointed as a Director of the Company in accordance with Clause 201C(8) of the Corporations Act and Article 109(1) of the Company's Constitution, to hold office until the conclusion of the next Annual General Meeting of the Company".

4. *Grant of Options to Managing Director*

   (a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "That approval be and is hereby given for all purposes under the Listing Rules of Australian Stock Exchange Limited for

(i) the grant of options to Mr John Charles Ballard to subscribe for up to 2,000,000 fully paid ordinary shares in the capital of the Company exercisable at $3.36 per share, being the weighted average price per share of the Company's shares on the ASX over the five trading days before 20 March 2003 (the date that the Company announced the proposed appointment of Mr Ballard), subject to and in accordance with the terms of the Managing Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered; and

(ii) the allotment to Mr Ballard of up to 2,000,000 fully paid ordinary shares in the capital of the Company, upon the valid exercise of the options described in paragraph (i), subject to and in accordance with the terms of the Deed referred to in that paragraph."

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Corporations Act, including for the purposes of Section 208 of the Corporations Act, to permit the Company to enter into the Managing Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered, pursuant to which Mr John Charles Ballard will be granted options to subscribe for up to 2,000,000 fully paid ordinary shares in the capital of the Company, exercisable subject to and in accordance with the terms of that Deed."

5. *Grant of Options to Executive Director*

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Listing Rules of Australian Stock Exchange Limited for the allotment to Mr Thomas Palmer Burnet of up to 250,000 fully paid ordinary shares in the capital of the Company, upon the valid exercise of options with respect to those shares granted (in accordance with the terms of the Southcorp Executive Share and Option Plan) prior to his becoming a Director of the Company".

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Listing Rules of Australian Stock Exchange Limited for:

(i) the grant of options to Mr Thomas Palmer Burnet to subscribe for up to 500,000 fully paid ordinary shares in the capital of the Company in two equal tranches of 250,000 options each, exercisable at the weighted average price per share of the Company's shares on the ASX over the five trading days before the date the particular tranche of options is granted, subject to and in accordance with the terms of the Executive Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered; and

(ii) the allotment to Mr Burnet of up to 500,000 fully paid ordinary shares in the capital of the Company, upon the valid exercise of the options described in paragraph (i), subject to and in accordance with the terms of the Deed referred to in that paragraph."

(c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Corporations Act, including for the purposes of Section 208 of the Corporations Act, to permit the Company to enter into the Executive Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered, pursuant to which Mr Thomas Palmer Burnet will be granted options to subscribe for up to 500,000 fully paid ordinary shares in the capital of the Company, exercisable subject to and in accordance with the terms of that Deed."

By Order of the Board

M M Hudson

Company Secretary

Sydney, New South Wales

5 September 2003

EXPLANATORY NOTES

In the Resolutions for consideration at the Annual General Meeting, and in these Explanatory Notes, references are made to Articles in the Company's Constitution. The Constitution is available for inspection at the Company's Registered Office and at the Annual General Meeting.

ANNUAL REPORTS AND ACCOUNTS (RESOLUTION 1)

Under the Corporations Act and the Company's Constitution, the business of an Annual General Meeting must include the receipt and consideration of the Directors' Report, Financial Statements and Independent Audit Report for the past financial year. The meeting provides a forum for shareholders to ask questions on the reports and accounts.

ELECTION OF DIRECTORS (RESOLUTION 2)

Article 106 of the Company's Constitution provides for the appointment of Directors by the Board during the year, either to fill a casual vacancy, or as an addition to the Board, but so that the total number of Directors does not exceed the maximum number fixed by Article 101. Article 107 of the Constitution requires that Directors appointed pursuant to Article 106 hold office until the next Annual General Meeting, but then be eligible for re-election.

During the year Mr T P Burnet was appointed a Director, and being eligible, offers himself for re-election.

Article 110 of the Company's Constitution provides for the retirement by rotation at each Annual General Meeting of one third (to the nearest number to but not exceeding one third) of the Directors, but excluding those Directors appointed to fill a casual vacancy or as an addition to the Board pursuant to Article 106, the Managing Director, who was appointed pursuant to Article 117, or Directors who have attained the age of 72 years.

Mr R F E Warburton retires by rotation, but does not offer himself for re-election. He will therefore retire as a Director at the conclusion of the Annual General Meeting.

Article 104 of the Company's Constitution requires that to be eligible to be appointed a Director, persons (other than retiring Directors) must either be recommended for election by Directors or be proposed by a member who has given the Company at least 35 business days notice of the proposal. To fill the vacancies created by the retirement or intended retirement as Directors of Mr D R Argus and Mr R F E Warburton, the Directors have recommended Mr J W Murphy and Mr E J J Pope for election as Directors of the Company.

Details of the persons standing for election are as follows:

Thomas P Burnet
Executive Director

Mr Burnet, aged 49, was appointed a Director in March 2003. He joined Southcorp in September 2002 as the President of Southcorp Wines, The Americas from US wine company, Brown Forman, where he was President of both the international spirits and worldwide wine divisions, prior to which he served as Chief Financial Officer of the wine & spirits businesses.

He holds a Bachelor's Degree in Economics from Princeton and an MBA from the University of Chicago. He lives in California, USA.

John W Murphy
Candidate

Mr Murphy, aged 50, has been recommended for election by the Directors in accordance with Article 104 of the Company's Constitution. He is a Fellow of the Australian Society of Certified Practicing Accountants and a member of the Institute of Chartered Accounts. A former partner of Arthur Andersen, since 1998 Mr Murphy has been engaged in private equity investment and is currently the Managing Director of Investec Wentworth Private Equity Pty Limited, the private equity funds manager of Investec Bank (Australia) Limited. He is a member of the boards of the fund's investments including AAV Limited, SMS Management and Technology Limited, Staging Connections Pty Limited, Service Corporation International Australia Pty Limited, Fone Zone Pty Limited, Eduvest Limited and Betta Foods Group Pty Limited. Mr Murphy lives in Sydney, New South Wales.

Ern J J Pope
Candidate

Mr Pope, aged 56, has been recommended for election by the Directors in accordance with Article 104 of the Company's Constitution. He is the President and Chief Executive Officer (Asia Oceania & Africa) of Nestlé Purina PetCare. He was Managing Director of Carnation Australia from 1983 to 1985. Following Nestlé's acquisition of Carnation in 1985, he held a number of senior roles with Nestlé in Australia, and New Zealand (including Managing Director of Nestlé Australia from 1992 to 1998) and in Nestlé's headquarters in Switzerland (where he was a Senior Vice President), before returning to Australia in 2001 to assume his current role. Mr Pope is a Director of Nestlé Australia Limited and related companies, and is a past Director of Grocery Manufacturers of Australia and a founder and past Director of the Australian Food and Grocery Council. He lives in Sydney, New South Wales.

The Board (excluding directors standing for election) unanimously recommends that each of Messrs Burnet, Murphy and Pope be elected as Directors of the Company.

ELECTION OF DIRECTOR OVER 72 YEARS (RESOLUTION 3)

Clause 201C(8) of the Corporations Act requires candidates for the office of director who are over the age of 72 years, to be appointed to hold office until the conclusion of the next Annual General Meeting of the Company. The Directors are pleased to once again nominate Mr Robert I (Bob) Oatley, BEM, aged 75, for re-election as a Non-Executive Director and Deputy Chairman of the Company. Mr Oatley is a member of the Audit and Compliance Committee, and the Remuneration and Nomination Committee.

Mr Oatley was a Director and former Chairman of Rosemount Estates, prior to the merger between Southcorp Wines and Rosemount. His private company, Reline Investments Pty Ltd, is the largest shareholder in Southcorp. Mr Oatley founded Rosemount in 1969, before which he had been a successful coffee and cocoa trader in Papua New Guinea, for which he was awarded the British Empire Medal.

In 1992, Mr Oatley was awarded the Graham Gregory Trophy for his significant contribution to the wine industry in New South Wales. Mr Oatley was appointed Deputy Chairman of the Company following his election to the Board of Directors at the 2001 Annual General Meeting. He lives in Sydney, New South Wales.

The Directors (other than Mr R I Oatley) unanimously recommend Mr Oatley's re-election as a Director of the Company.

GRANT OF OPTIONS TO MANAGING DIRECTOR (RESOLUTIONS 4(a) AND 4(b))

Mr Ballard's appointment as a Director and Managing Director of the Company was announced on 20 March 2003. He was appointed Chief Executive Officer on 28 April 2003.

Your Directors have agreed to provide a remuneration package to Mr Ballard commensurate with his qualifications and experience, which includes the grant of options, subject to shareholder approval.

Mr Ballard's total employment cost (TEC), excluding any incentive payment, is $1.4 million, comprising base salary, superannuation, car allowance, and other benefits. In addition, Mr Ballard is entitled to an incentive payment of 70% of his TEC if agreed short-term financial objectives are achieved. If performance exceeds target, a higher incentive can be awarded, based on percentages achieved above target. If shareholders do not approve the grant of options to Mr Ballard, equivalent long-term incentive benefits will be payable in cash. The maximum amount payable to Mr Ballard on termination of his appointment as Managing Director is 12 months TEC plus a pro rata share of annual incentive.

As notified to the ASX on 28 April 2003, Mr Ballard holds 20,000 shares in the Company. Mr Ballard purchased these shares from his own resources. He does not currently hold any options granted by the Company.

Pursuant to the Managing Director Share Option Deed set out on Pages 8 to 11 of this Notice of Meeting, and on terms designed to provide an incentive to Mr Ballard to improve the Company's share price, the Company proposes to grant to Mr Ballard options to purchase shares in the capital of the Company in three tranches of 666,000, 666,000 and 668,000 shares respectively. The new options will be exercisable at $3.36 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the 5 trading days before 20 March 2003, the date that the Company announced Mr Ballard's appointment. There is no discount to that price.

In the 12 months to the date prior to the announcement of Mr Ballard's appointment on 20 March 2003, the Company's shares traded on the ASX in a range between a high of $6.67 on 11 April 2002 and a low of $3.05 on 5 March 2003. In the period since the date of the announcement of Mr Ballard's proposed appointment up to 5 September 2003 (the date this Notice of Meeting went to print), the Company's shares traded in a range between a high of $4.00 on 17 April 2003 and a low of $2.63 on 30 May 2003. The closing price on 5 September 2003 was $3.23.

The options proposed to be granted to Mr Ballard have been assessed by independent actuaries Mercer Finance and Risk Consulting ("Mercer") to have a value to Mr Ballard of $1,054,583. Mercer has valued the options in a manner consistent with the International Accounting Standards Board's Exposure Draft Standard 2, "Share-Based Payment", as recommended by the Australian Securities and Investments Commission. The actuaries have taken into account the exercise price, exercise period, and performance conditions attaching to the options. The material assumptions used in valuing the options are:

- a current Southcorp share price of $3.11;
- Mr Ballard is employed for the entire option exercise period;
- the options will be exercised during the option exercise period;
- Southcorp share price volatility of 32% per annum based on 5 year trading records;
- a risk free rate of 5.11% pa;
- a dividend yield of 3.5% pa; and
- no tax allowance.

The options cannot be exercised earlier than two years after the date of grant and only if:

(a) with respect to the first tranche of options converting to up to 666,000 shares, the share price increases to a weighted average price of $5.0466 (1.5 times the Exercise Price of $3.36);

(b) with respect to the second tranche of options converting to up to 666,000 shares, the share price increases to a weighted average price of $6.7288 (2.0 times the Exercise Price of $3.36);

(c) with respect to the third tranche of options converting to up to 668,000 shares, the share price increases to a weighted average price of $8.4111 (2.5 times the Exercise Price of $3.36).

The options will lapse if the share price targets are not achieved, in each case for a continuous period of twenty consecutive days within five years of the date of grant. Therefore, Mr Ballard will not be entitled to exercise any options unless all shareholders have obtained the benefits of substantial increases in the Company's share price.

Your Directors do not believe that the Company will incur any opportunity cost or forgo any benefit by making this grant of options. The Company will not make any loans to Mr Ballard to finance the exercise price of the options. He must fund the share purchases from his own resources.

The terms of the Managing Director Share Option Deed are set out in full in this notice of meeting.

Since he joined the Company at the end of April, Mr Ballard has clearly demonstrated the attributes that led your Directors to appointing him to his current position. His remuneration arrangements have been determined with a view to providing Mr Ballard with incentives to perform for the benefit of the Company and all shareholders, in a manner which the Board believes will accord with the expectations of shareholders.

The options will be granted to Mr Ballard within one month after shareholder approval. Directors anticipate that funds raised from the allotment of shares following the exercise of options would be applied to the general capital requirements of the Company. The dilution effect of 2 million new shares on current shareholders, should the options be granted and achieve all hurdle rates, will be negligible. The total number of the Company's shares on issue as at 5 September 2003 was 744,508,138 shares and, therefore, the dilution effect of this transaction will be approximately 0.27%. Shareholders should note that none of the options may be exercised until 2 years after the date of grant.

Any votes cast on the resolutions concerning arrangements for Mr Ballard by him or any of his associates are to be disregarded (except where such persons are voting as proxies in accordance with clear instructions from a shareholder as to how to vote).

Each of the Directors of the Company (other than Mr Ballard), namely TB Finn, RI Oatley, RFE Warburton, S Gerlach, HA Lynch, AG Oatley and TP Burnet recommend that shareholders vote in favour of these resolutions for the reasons set out in these explanatory notes. None of the Directors of the Company have any interest in the outcome of the proposed resolutions except to secure the services of Mr Ballard on a continuing basis.

ISSUE OF SHARES AND GRANT OF OPTIONS TO EXECUTIVE DIRECTOR (MR T P BURNET (RESOLUTIONS 5(a), 5(b) AND 5(c))

Mr Burnet joined the Company as the President of Southcorp Wines, The Americas on 1 September 2002. Subsequently, on 18 March 2003, Mr Burnet was appointed a Director of the Company.

Issue of shares (Resolution 5(a))

At the time he joined the Company as an Executive, your Directors agreed to provide a remuneration package to Mr Burnet which included the annual grant of options to acquire 250,000 shares in the Company in each of the three years of his initial contract. In pursuance of this arrangement, on 16 September 2002 Mr Burnet was granted options to acquire 250,000 shares at an exercise price of $5.42 ("the Executive Options"). This exercise price was based on the weighted average price at which the Company's shares traded on the Australian Stock Exchange on 21 August 2002, the day following the release of the Company's 2002 annual results. In the 12 months prior to Mr Burnet joining the Company, Southcorp's shares traded on the ASX in a range between a high of $8.30 on 6 September 2001 and a low of $4.94 on 7 August 2002.

The options now held by Mr Burnet have been assessed by independent actuaries Mercer Finance & Risk Consulting ("Mercer") to have a value to Mr Burnet of $271,250. Mercer has valued the options in a manner consistent with the International Accounting Standards Board's Exposure Draft Standard 2, "Share-Based Payment", as recommended by the Australian Securities and Investments Commission. The actuaries have taken into account the exercise price, exercise period, and performance conditions attaching to the options. The material assumptions used in valuing the options (recognising that these options have already been issued) are:

- a Southcorp share price at grant date of $5.38;
- Mr Burnet is employed for the entire option exercise period;
- the options will be exercised during the option exercise period;
- Southcorp share price volatility of 27% per annum based on 5 year trading records;
- a risk free rate of 5.35% pa;
- a dividend yield of 3.5% pa; and
- no tax allowance.

The above options already granted to Mr Burnet cannot be exercised before 16 September 2005, and then only if:

(a) in the case of options converting to up to 125,000 shares, the weighted average prices for the Company's shares in any period of 20 consecutive trading days before 16 September 2007 is not less than $7.24; and

(b) in the case of the remaining options converting to up to 125,000 shares, if the weighted average prices for the Company's shares in any period of 20 consecutive trading days before 16 September 2007 is not less than $7.79

being respectively a 30% and a 40% increase in the weighted average prices at which the Company's shares traded on the ASX on 21 August 2002, the day following the release of the Company's 2002 annual results;

As Mr Burnet has now become a Director of the Company, it is necessary under the Listing Rules of the Australian Stock Exchange and under the Corporations Act for the issue of any shares upon exercise of the Executive Options, as well as the granting of any further options, to be approved by shareholders.

Grant of Options (Resolutions 5(b) & 5(c))

Under the terms of the remuneration arrangements with Mr Burnet, subject to shareholder approval, the Company proposes to grant to Mr Burnet a further two tranches of options to acquire in total up to 500,000 shares in the capital of the Company pursuant to the Executive Director Share Option Deed set out on Pages 12 to 16 of this notice of meeting. Each tranche of options will enable Mr Burnet to acquire up to 250,000 shares in the Company on terms designed to provide an incentive to Mr Burnet to contribute to the improvement of the Company's share price.

Subject to shareholder approval, the first tranche of options will be granted within one month of that approval being given ("the First Tranche Options") and the second tranche will be granted on 1 September 2004, (but subject always to the Board's final decision as to whether to make the grant or not) ("the Second Tranche Options").

In the case of both the First Tranche Options and the Second Tranche Options, the exercise price will be the weighted average of prices at which the Company's shares are traded on the Australian Stock Exchange during the five trading days before the date the options are granted. There is no discount to that price.

In the 12 months up to 5 September 2003 (the date this notice of meeting went to print), the Company's shares traded in a range between a high of $5.84 on 11 October 2002 and a low of $2.63 on 30 May 2003. The closing price on 5 September 2003 was $3.23.

The options proposed to be granted to Mr Burnet have been assessed by independent actuaries Mercer Finance & Risk Consulting ("Mercer") to have a value to Mr Burnet of $391,750. Mercer has valued the options in a manner consistent with the International Accounting Standards Board's Exposure Draft Standard 2, "Share-Based Payment", as recommended by the Australian Securities and Investments Commission. The actuaries have taken into account the exercise price, exercise period, and performance conditions attaching to the options. The material assumptions used in valuing the options are:

- a current Southcorp share price of $3.11;
- an exercise price per Southcorp share of $3.04;
- Mr Burnet is employed for the entire option exercise period;
- the options will be exercised during the option exercise period;
- Southcorp share price volatility of 32% per annum based on 5 year trading records;
- a risk free rate of 5.11% pa;
- a dividend yield of 3.5% pa; and
- no tax allowance.

These options cannot be exercised earlier than three years after the date of their respective grant, and then only if the weighted average of prices of shares in the Company for any consecutive period of 20 days within 5 years of the date of granting the First Tranche Options or the Second Tranche Options (as the case may be) is greater than the relevant exercise price;

(a) by a factor of 30% in the case of half of each of the First Tranche Options and the Second Tranche Options (ie in each case, options converting to up to 125,000 shares); or

(b) by a factor of 40% in the case of the remaining half of each of the First Tranche Options and the Second Tranche Options (ie, in each case, options converting to up to 125,000).

The options will lapse if their particular share price targets are not met. Mr Burnet therefore, will be unable to exercise any options unless all shareholders have obtained the benefits of substantial increases in the Company's share price.

The terms of the Executive Director Share Option Deed are set out in full in this notice of meeting.

FURTHER INFORMATION

Mr Burnet's salary and benefits package, excluding any incentive payment is US$936,476 (A$1,401,910) comprising gross base salary, and net pension entitlements, car allowance and other net benefits. In addition Mr Burnet is entitled to an incentive payment of 40% of his gross base salary if agreed short-term financial objectives are achieved. If performance exceeds target, a higher incentive payment can be awarded, based on percentages achieved, to a maximum of 40% above target.

Mr Burnet was employed by the Company for a 3 year term. On 1 September 2003, he will have served 1 year of that contract. The maximum amount payable to Mr Burnet on termination of his employment with the Company is the greater of his annual base salary for the remainder of his contracted term or a sum equivalent to one and one half times his annual base salary.

Directors anticipate that funds raised from the allotment of shares following the exercise of options would be applied to the general capital requirements of the Company. The dilution effect of 750,000 new shares on current shareholders, should all the options be granted, achieve all hurdle rates, and be issued, will be negligible. The total number of Company shares on issue as at 5 September 2003 was 744,508,138, and therefore the dilution effect of this transaction will be approximately 0.10%.

If shareholders do not approve the proposed issue of shares to Mr Burnet, should he validly exercise the options he already holds, or the grant of options to Mr Burnet, equivalent long term incentive arrangements will be paid in cash.

Your Directors do not believe that the Company will incur any opportunity cost or forgo any benefit by making the grant of options. The Company will not make any loans to Mr Burnet to finance the exercise price of the options. He must fund the share purchases from his own resources.

Your Directors are very pleased to have selected a person with the outstanding ability and achievements that Mr Burnet has demonstrated since his commencement as the President, Southcorp Wines, The Americas and in his previous positions elsewhere. His remuneration arrangements have been determined with a view to providing Mr Burnet with incentives to perform for the benefit of the Company and all shareholders, in a manner that the Board believes will accord with the expectations of shareholders.

Any votes cast on the resolutions concerning arrangements for Mr Burnet by him or any of his associates are to be disregarded (except where such persons are voting as proxies in accordance with clear instructions from a shareholder as to how to vote).

Each of the Directors of the Company (other than Mr Burnet), namely TB Finn, RI Oatley, RFE Warburton, S Gerlach, HA Lynch, AG Oatley and JC Ballard recommend that shareholders vote in favour of these resolutions for the reasons set out in these explanatory notes. None of the Directors of the Company have any interest in the outcome of the proposed resolutions except to secure the services of Mr Burnet on a continuing basis.

MANAGING DIRECTOR SHARE OPTION DEED

DATE

[ ] 2003

PARTIES

Southcorp Limited (ABN 80 007 722 643), of 403 Pacific Highway, Artarmon, New South Wales, 2064 (the "Company"); and

John Charles Ballard of Unit 1, 71 Kirribilli Avenue, Kirribilli, New South Wales, 2061 (the "Executive").

RECITAL

The Company has agreed to employ the Executive and the Executive has agreed to serve the Company as its Chief Executive Officer and Managing Director.

OPERATIVE PART

In consideration of the services to be rendered by the Executive to the Company, the Company will grant Options to the Executive upon the terms and conditions set out in this Deed.

It is agreed as follows.

1. DEFINITIONS AND INTERPRETATION

1.1 *Definitions*

The following definitions apply unless the context requires otherwise.

Approval Date means the day on which the grant of Options to which this Deed relates is approved by an ordinary resolution of the Company for all purposes under the ASX Listing Rules and the entry by the Company into this Deed is approved by an ordinary resolution of the Company for the purposes of Section 208 of the Corporations Act.

ASX means Australian Stock Exchange Limited.

Exercise Price means $3.36 per share, being the weighted average price per share of the Company's shares on the ASX over the five trading days before 20 March 2003 (the date that the Company announced the proposed appointment of the Executive) subject to adjustment in accordance with Clause 9 of this Deed.

Expiry Date means midnight on the 5th anniversary of the Issue Date.

Issue Date means the date of the grant of Options pursuant to Clause 3(a).

Options means the options to subscribe for Shares granted pursuant to Clause 3(a).

Shares means ordinary shares in the capital of the Company.

1.2 *Interpretation*

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to any party to this Deed or any other agreement or document includes the party's successors and permitted assigns.

(f) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time.

(g) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(h) A reference to "dollars" and "$" is to Australian currency.

(i) A word or phrase appearing in a certain context which, when used in a similar context in the Corporations Act would have a particular meaning, has that meaning in this Deed.

(j) A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(k) A reference to conduct includes, without limitation, any omission, statement or undertaking, whether or not in writing.

2. SHAREHOLDER APPROVAL

The provisions of this Agreement, except Clause 1 and this Clause 2, shall not become binding upon the parties unless and until the grant of Options and the allotment of Shares to be issued upon the exercise of Options have been approved by a resolution of the Company for all purposes under the ASX Listing Rules and the entry by the Company into this Deed is approved by an ordinary resolution of the Company for the purposes of Section 208 of the Corporations Act.

3. GRANT OF OPTIONS

(a) The Company shall grant to the Executive no later than one month after the date upon which shareholder approval is obtained in accordance with Clause 2, the following options to subscribe for a total of 2,000,000 shares on the terms and subject to the conditions set out in this Deed, as follows:

(i) an Option to subscribe for 666,000 Shares exercisable not earlier than two years after the Issue Date ("the first Option");

(ii) an Option to subscribe for 666,000 Shares exercisable not earlier than two years after the Issue Date ("the second Option"); and

(iii) an Option to subscribe for 668,000 Shares exercisable not earlier than two years after the Issue Date ("the third Option");

(b) Notwithstanding the provisions of Clause 3(a), each Option shall become exercisable upon the earlier occurrence of any one of the following events:

(i) the death of the Executive but only to the extent that the provisions of Clauses 7(b), (c) or (d) of this Deed (as the case may be) are also satisfied;

(ii) a takeover offer being made to acquire the whole of the issued capital of the Company where acceptances are received for not less than 51% of the issued share capital and the offer is or has become unconditional, but only to the extent that the provisions of Clauses 7(b), (c) or (d) of this Deed (as the case may be) are also satisfied and the price (or cash equivalent) offered exceeds the relevant performance price hurdle.

4. CERTIFICATES

The Company shall deliver certificates in respect of each Option following grant, evidencing the Option and setting out the terms of the Option described in this Deed.

5. ASSIGNMENT

Each Option is personal to the Executive and may not be assigned to or exercised by any other person (except the Executive's legal personal representative if the Executive dies).

6. EXPIRY

Each Option shall expire on the earlier of:

(a) cessation of employment of the Executive by the Company (otherwise than by permanent disability, retirement, retrenchment or death);

(b) twelve months (or such other period determined by the Board) after cessation of employment of the Executive due to permanent disablement, retirement, retrenchment, or death of the Executive, or other circumstances at the discretion of the Board;

(c) the failure of a condition applicable to the relevant Option; and

(d) the Expiry Date.

7. TERMS OF EXERCISE

(a) Each Option may be exercised in whole or from time to time in part, provided that an Option shall not be exercised in part to acquire less than 100,000 Shares at one time.

(b) The first Option shall not be exercisable unless the weighted average price per Share on the ASX over any one period of 20 consecutive trading days between the Issue Date and the Expiry Date is greater than or equal to $5.0466 (1.5 times the Exercise Price).

(c) The second Option shall not be exercisable unless the weighted average price per Share on the ASX over any one period of 20 consecutive trading days between the Issue Date and the Expiry Date is greater than or equal to $6.7288 (2.0 times the Exercise Price).

(d) The third Option shall not be exercisable unless the weighted average price per Share on the ASX over any one period of 20 consecutive trading days between the Issue Date and the Expiry Date is greater than or equal to $8.4111 (2.5 times the Exercise Price).

8. METHOD OF EXERCISE

(a) An Option may be exercised by delivering to the Company:

(i) the certificate for the Option;

(ii) a notice stating that the Executive exercises the Option for a specified number of Shares, which is signed by the Executive; and

(iii) payment to the Company of the Exercise Price for the number of Shares specified in the notice of exercise.

(b) Upon receipt of the items described in Clause 8(a), the Company shall apply monies received on account of the Exercise Price in paying up and allotting the number of Shares in respect of which the Option was exercised fully paid together with any additional shares to be issued in accordance with the terms of Clause 9.

(c) All Shares issued and allotted pursuant to the exercise of an Option shall rank pari passu in all respects with Shares on issue at the time of allotment.

(d) If an Option is exercised in part, the Company shall issue a replacement option certificate specifying the remaining number of shares in respect of which the Option is exercisable.

9. ADJUSTMENTS

(a) The rights of the Executive shall be changed to the extent necessary to comply with the Listing Rules of ASX applying to a reorganisation of capital at the time of the reorganisation.

(b) If the Company makes a rights issue prior to the expiry of any Option by offering Shares pro-rata for subscription by shareholders (except pursuant to the dividend reinvestment plan) the Exercise Price per Share will be reduced in accordance with the following formula:

$$A = O - \frac{E[P-(S+D)]}{N+1}$$

A = the new exercise price of the option

O = the Old exercise price of the option

E = the number of Shares into which one option is Exercisable

Note: E is one unless the number changed because of a bonus issue.

P = the average market Price per Share (weighted by reference to volume) of the Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date

S = the Subscription price for a Share under the pro rata issue

D = the Dividend due but not yet paid on the existing Shares (except those to be issued under the pro rata issue)

N = the Number of Shares with rights or entitlements that must be held to receive a right to one new Share

(c) If prior to the expiry of any Option, the Company issues Shares pro-rata to its shareholders by way of a bonus issue, the Executive shall be entitled to receive an additional number of Shares upon the later exercise of an Option, calculated as if the Option had been exercised prior to the books closing date for the bonus issue.

(d) If prior to the expiry of any Option, Shares are sub-divided or consolidated, the Options shall be sub-divided or consolidated in the same ratio and the Exercise Price shall be amended in inverse proportion to that ratio.

(e) If prior to the expiry of any Option, the Company makes a return of capital to its shareholders generally, the Exercise Price shall be reduced by the amount of capital returned per Share.

(f) If prior to the expiry of any Option, the Company reduces its capital by cancelling paid up capital that is lost or not represented by available assets and no securities are cancelled, there will be no alteration to the number or terms of the Options.

(g) If prior to the expiry of any Option the Company undertakes a pro-rata cancellation of capital, the number of Options will be reduced in the same ratio as the Shares, and the Exercise Price will be amended in inverse proportion to that ratio.

(h) If prior to the expiry of any Option the Company implements any other reconstruction of its issued capital, the Shares the subject of the Option and or the exercise of the price per Share is to be adjusted so that upon the exercise of the Option, the Executive is at no greater or lesser advantage than he would have been upon the exercise of the Option if the reconstruction had not occurred.

(i) In applying any provision of this Clause 9 to adjust a number of Shares the subject of an Option or the exercise price per share, account shall be taken of each prior event requiring adjustment under this Clause 9 so that the effect of successive applications of the provisions of this Clause 9 is cumulative.

(j) If prior to the expiry of any Option any of the events described in Clauses 9(a) to 9(h) occur, the share price targets described in Clause 7 shall be adjusted (if necessary) to maintain the same relativity between the Exercise Price per Share and each share price target as that applying at the date of this Deed.

10. NEW ISSUES

The options confer no right on the Executive to participate in new issues of securities by the Company without exercising the Options or any one or part of an Option.

11. NO FINANCIAL ASSISTANCE

The Company will not make any loan or provide any other financial accommodation to the Executive to fund the payment of the Exercise Price.

12. NO ACCRETION OF RIGHTS

There shall be no accretion of any rights to the Executive as a result of the holding of Options except in accordance with the terms of this Deed.

13. NOTICES

Notices shall be given by delivery to the registered office of the Company, marked to the attention of the relevant party.

14. COUNTERPARTS

This Deed may be executed in counterparts.

15. LAW AND JURISDICTION

This Deed shall be interpreted in accordance with the laws of the state of New South Wales and the Commonwealth of Australia and the parties submit to the jurisdiction of courts administering those laws.

EXECUTED unconditionally as a Deed.

THE COMMON SEAL of **SOUTHCORP LIMITED** was affixed in accordance with the Constitution and in the presence of:

Signature	Signature
Print Name	Print Name
Office held	Office held

SIGNED as a Deed by the said **JOHN CHARLES BALLARD** in the presence of:

Witness Signature	Signature
Print Name	Print Name

EXECUTIVE DIRECTOR SHARE OPTION DEED

DATE

[ ] 2003

PARTIES

Southcorp Limited (ABN 80 007 722 643), of 403 Pacific Highway, Artarmon, New South Wales, 2064 (the "Company"); and

Thomas Palmer Burnet of 2700 Napa Valley Corporate Drive, Suite A, Napa, California, United States of America (the "Executive").

RECITAL

1. On 1 September 2002 the Executive commenced as the President, Southcorp Wines, The Americas;
2. On 18 March 2003 the Executive was appointed a Director of the Company.

OPERATIVE PART

In consideration of the services to be rendered by the Executive to the Company as President, Southcorp Wines, The Americas, the Company has agreed to grant Options to the Executive upon the terms and conditions set out in this Deed.

It is agreed as follows.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

The following definitions apply unless the context requires otherwise.

Approval Date means the day on which the grant of Options to which this Deed relates is approved by an ordinary resolution of the Company for all purposes under the ASX Listing Rules and the entry by the Company into this Deed is approved by an ordinary resolution of the Company for the purposes of Section 208 of the Corporations Act.

ASX means Australian Stock Exchange Limited.

Exercise Price means the weighted average price per share of the Company's shares on the ASX over the five trading days before the date upon which, respectively, the First Tranche Options and the Second Tranche Options, are granted subject to adjustment in accordance with Clause 9 of this Deed.

Expiry Date means midnight on the 5th anniversary of the Issue Date of the First Tranche Options and the Second Tranche Options, (as the case may be).

First Tranche Options means the options to subscribe for shares granted pursuant to Clause 3(a).

Issue Date means the date of the grant of the First Tranche Options and the Second Tranche Options, (as the case may be).

Options means the First Tranche Options and the Second Tranche Options.

Second Tranche Options means the options to subscribe for shares granted pursuant to Clause 3(b).

Shares means ordinary shares in the capital of the Company.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to any party to this Deed or any other agreement or document includes the party's successors and permitted assigns.

(f) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time.

(g) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(h) A reference to "dollars" and "$" is to Australian currency.

(i) A word or phrase appearing in a certain context which, when used in a similar context in the Corporations Act would have a particular meaning, has that meaning in this Deed.

(j) A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(k) A reference to conduct includes, without limitation, any omission, statement or undertaking, whether or not in writing.

2. SHAREHOLDER APPROVAL

The provisions of this Agreement, except Clause 1 and this Clause 2, shall not become binding upon the parties unless and until the grant of Options and the allotment of Shares to be issued upon the exercise of Options have been approved by a resolution of the Company for all purposes under the ASX Listing Rules and the entry by the Company into this Deed is approved by an ordinary resolution of the Company for the purposes of Section 208 of the Corporations Act.

3. GRANT OF OPTIONS

(a) The Company shall grant to the Executive no later than one month after the date upon which shareholder approval is obtained in accordance with Clause 2, Options to subscribe for 250,000 shares on the terms and subject to the conditions set out in this Deed, as follows:

(i) an option to subscribe for 125,000 shares exercisable not earlier than three years after the Issue Date ("Option A"); and

(ii) an option to subscribe for 125,000 shares exercisable not earlier than three years after the Issue Date ("Option B").

(b) Subject to the prior approval of the Board, the Company shall grant to the Executive no later than one month after 1 September, 2004, options to subscribe for 250,000 shares on the terms and subject to the conditions set out in this Deed, as follows;

(i) an option to subscribe for 125,000 shares exercisable not earlier than three years after the Issue Date ("Option C"); and

(ii) an option to subscribe for 125,000 shares exercisable not earlier than three years after the Issue Date ("Option D").

(c) Notwithstanding the provisions of Clauses 3(a) and 3(b), each of the Options then granted shall become exercisable:

(i) with the prior approval of the Board, upon the acquisition of Shares by a person who does not have voting power in respect of more than 50 per cent of the issued Shares so that after the acquisition the person has voting power with respect to more than 50 per cent of the issued Shares, except as a result of a conditional offer or contract, in which case the acquisition will be deemed to occur when the offer or contract becomes unconditional;

(ii) with the prior approval of the Board, within 6 months of the Executive's employment with the Company ceasing due to retirement, retrenchment, permanent disablement or death between the date two years after the Issue Date and the date thirty months after the Issue Date, so long as the provisions of Clauses 7(b) or (c) (as the case may be) of this Deed have then been satisfied; and

(iii) within 6 months of the Executive's employment with the Company ceasing due to retirement, retrenchment, permanent disablement or death between the date thirty months after the Issue Date, and the date three years after the Issue Date, so long as the provisions of Clauses 7(b) or (c) (as the case may be) of this Deed have been satisfied.

4. CERTIFICATES

The Company shall deliver certificates in respect of each Option following grant, evidencing the Option and setting out the terms of the Option described in this Deed.

5. ASSIGNMENT

Each Option is personal to the Executive and may not be assigned to or exercised by any other person (except the Executive's legal personal representative if the Executive dies).

6. EXPIRY

Each Option shall expire on the earlier of:

(a) cessation of employment of the Executive by the Company (otherwise than by permanent disablement, retirement, retrenchment or death);

(b) six months after cessation of employment of the Executive due to permanent disablement, retirement, retrenchment, or death of the Executive;

(c) the failure of a condition applicable to the relevant Option; and

(d) the Expiry Date.

7. TERMS OF EXERCISE

(a) Each Option may be exercised in whole or from time to time in part, provided that an Option shall not be exercised in part to acquire less than 100,000 Shares at one time.

(b) Each of Option A and Option C shall not be exercisable unless the weighted average prices of shares in the Company for any one period of 20 consecutive trading days within 5 years of the Issue Date is 30% greater than;

(i) in the case of Option A, the Exercise Price for the First Tranche Options; and

(ii) in the case of Option C, the Exercise Price for the Second Tranche Options.

(c) Each of Option B and Option D shall not be exercisable unless the weighted average prices of shares in the Company for any consecutive period of 20 days within 5 years of the Issue Date is 40% greater than;

(i) in the case of Option B, the Exercise Price for the First Tranche Options; and

(ii) in the case of Option D, the Exercise Price for the Second Tranche Options.

8. METHOD OF EXERCISE

(a) An Option may be exercised by delivering to the Company:

(i) the certificate for the Option;

(ii) a notice stating that the Executive exercises the Option for a specified number of Shares, which is signed by the Executive; and

(iii) payment to the Company of the Exercise Price for the number of Shares specified in the notice of exercise.

(b) Upon receipt of the items described in Clause 8(a), the Company shall apply monies received on account of the Exercise Price in paying up and allotting the number of Shares in respect of which the Option was exercised fully paid together with any additional shares to be issued in accordance with the terms of Clause 9.

(c) All Shares issued and allotted pursuant to the exercise of an Option shall rank pari passu in all respects with Shares on issue at the time of allotment.

(d) If an Option is exercised in part, the Company shall issue a replacement option certificate specifying the remaining number of shares in respect of which the Option is exercisable.

9. ADJUSTMENTS

(a) The rights of the Executive shall be changed to the extent necessary to comply with the Listing Rules of ASX applying to a reorganisation of capital at the time of the reorganisation.

(b) If the Company makes a rights issue prior to the expiry of any Option by offering Shares pro-rata for subscription by shareholders (except pursuant to the dividend reinvestment plan) the Exercise Price per Share will be reduced in accordance with the following formula:

$$A = O - \frac{E[P-(S+D)]}{N+1}$$

A = the new exercise price of the option

O = the Old exercise price of the option

E = the number of Shares into which one option is Exercisable

Note: E is one unless the number changed because of a bonus issue.

P = the average market Price per Share (weighted by reference to volume) of the Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date

S = the Subscription price for a Share under the pro rata issue

D = the Dividend due but not yet paid on the existing Shares (except those to be issued under the pro rata issue)

N = the Number of Shares with rights or entitlements that must be held to receive a right to one new Share

(c) If prior to the expiry of any Option, the Company issues Shares pro-rata to its shareholders by way of a bonus issue, the Executive shall be entitled to receive an additional number of Shares upon the later exercise of an Option, calculated as if the Option had been exercised prior to the books closing date for the bonus issue.

(d) If prior to the expiry of any Option, Shares are sub-divided or consolidated, the Options shall be sub-divided or consolidated in the same ratio and the Exercise Price shall be amended in inverse proportion to that ratio.

(e) If prior to the expiry of any Option, the Company makes a return of capital to its shareholders generally, the Exercise Price shall be reduced by the amount of capital returned per Share.

(f) If prior to the expiry of any Option, the Company reduces its capital by cancelling paid up capital that is lost or not represented by available assets and no securities are cancelled, there will be no alteration to the number or terms of the Options.

(g) If prior to the expiry of any Option, the Company undertakes a pro-rata cancellation of capital, the number of Options will be reduced in the same ratio as the Shares, and the Exercise Price will be amended in inverse proportion to that ratio.

(h) If prior to the expiry of any Option, the Company implements any other reconstruction of its issued capital, the Shares the subject of the Option and/or the exercise of the price per Share is to be adjusted so that upon the exercise of the Option, the Executive is at no greater or lesser advantage than he would have been upon the exercise of the Option if the reconstruction had not occurred.

(i) In applying any provision of this Clause 9 to adjust a number of Shares the subject of an Option or the exercise price per share, account shall be taken of each prior event requiring adjustment under this Clause 9 so that the effect of successive applications of the provisions of this Clause 9 is cumulative.

(j) If prior to the expiry of any Option, any of the events described in Clauses 9(a) to 9(h) occur, the share price targets described in Clause 7 shall be adjusted (if necessary) to maintain the same relativity between the Exercise Price per Share and each share price target as that applying at the date of this Deed.

10. NEW ISSUES

The options confer no right on the Executive to participate in new issues of securities by the Company without exercising the Options or any one or part of an Option.

11. NO FINANCIAL ASSISTANCE

The Company will not make any loan or provide any other financial accommodation to the Executive to fund the payment of the Exercise Price.

12. NO ACCRETION OF RIGHTS

There shall be no accretion of any rights to the Executive as a result of the holding of Options except in accordance with the terms of this Deed.

13. NOTICES

Notices shall be given by delivery to the registered office of the Company, marked to the attention of the relevant party.

14. COUNTERPARTS

This Deed may be executed in counterparts.

15. LAW AND JURISDICTION

This Deed shall be interpreted in accordance with the laws of the state of New South Wales and the Commonwealth of Australia and the parties submit to the jurisdiction of courts administering those laws.

EXECUTED unconditionally as a Deed.

THE COMMON SEAL of **SOUTHCORP LIMITED** was affixed in accordance with the Constitution and in the presence of:

Signature	Signature
Print Name	Print Name
Office held	Office held

SIGNED as a Deed by the said **THOMAS PALMER BURNET** in the presence of:

Witness Signature	Signature
Print Name	Print Name

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The Prestige Wine of Australia

LINDEMANS
making life more enjoyable

Dear Shareholder

2003 Annual Report and Annual General Meeting

I have pleasure in enclosing the Annual Report for the year ended 30 June 2003 and the Notice of Annual General Meeting, to be held at the Adelaide Convention Centre (Hall F) on Tuesday, 14 October 2003 at 10.00am.

The financial year just passed has been a difficult one for the Company. For a company like Southcorp – with our quality of brands and winemaking, superb viticultural assets and dedicated employees – to report a loss of $922.9 million (after significant items and SGARA) in the 2003 financial year is not good enough.

The Board is well aware that shareholders have suffered financially through the absence of a final dividend payment and also through a decline in the Company's share price. This report shows that your Directors have already taken a number of significant actions to restore the performance of the Company, including the appointment of a new Managing Director and CEO. Much has been done to identify and rectify the key issues and rapid progress is being made to implement a wide-ranging business improvement program.

Details of the business to be conducted at the Annual General Meeting are set out in the accompanying Notice of Meeting. The Board commends the matters set out in the notice and looks forward to your support by voting in favour of the relevant resolutions at the meeting, or by completing the attached Proxy Form and returning it by 8.00am Australian Eastern Standard time on Monday, 13 October 2003.

Yours sincerely

Brian Finn
Chairman

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Southcorp Limited
ABN 80 007 722 643
Annual General Meeting
Tuesday 14 October 2003 at 10.00am

Proxy Form

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1800 817 074
(outside Australia) 61 3 9615 5970
Facsimile 61 8 8236 2305
www.computershare.com

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. It will assist in registering your attendance.

Appointment of Proxy

I/We being a member/s of Southcorp Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Southcorp Limited to be held at Adelaide Convention Centre on 14 October 2003 at 10.00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4 AND 5 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4 and 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 and 5 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of each Item.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
ORDINARY BUSINESS				
1.	Annual Reports and Accounts			
2. (a)	To elect Mr T P Burnet as a Director			
2. (b)	To elect Mr J W Murphy as a Director			
2. (c)	To elect Mr E J J Pope as a Director			
SPECIAL BUSINESS				
3.	To re-elect Mr R I Oatley as a Director			
4. (a)	To approve the grant of options to Mr J C Ballard			
4. (b)	To approve the Company entering into the Managing Director Share Option Deed with Mr J C Ballard			
5. (a)	To approve the allotment of shares to Mr T P Burnet on the exercise of options previously granted			
5. (b)	To approve the grant of options to Mr T P Burnet			
5. (c)	To approve the Company entering into the Executive Director Share Option Deed with Mr T P Burnet			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary
Individual or Securityholder 1	Securityholder 2	Securityholder 3

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

SRP 7PR 005360 - V7

VOTING AT THE MEETING

Members may vote at the Annual General Meeting by:

individuals and joint holders:	attending in person or appointing a proxy
companies:	appointing a proxy or corporate representative

INSTRUCTIONS

Attending in Person

Please present your proxy form at the registration desk prior to the start of the meeting. This will assist in registering your attendance.

Proxies

Pursuant to Section 249X of the Corporations Act 2001, if you are entitled to attend and vote at the Annual General Meeting, you may appoint a proxy to vote on your behalf if you cannot attend in person. Your proxy does not need to be a member of the Company.

Corporate Representative

A company that has appointed a corporate representative to vote on its behalf at the meeting must present evidence of the appointment at the registration desk. The Certificate of Appointment of Corporate Representative, available from the Company's share registry, may be used as evidence of the appointment and should be presented at the registration desk on the day of the meeting. Please contact the share registry on 1800 817 074 to obtain a Certificate of Appointment of Corporate Representative.

Notes for Completion of Proxy Form

1 **Your Name and Address** – This is your name and address as they appear on the share register of Southcorp Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this form.

2 **Appointment of a Proxy** – Complete either the box to appoint the Chairman of the Meeting or nominate your proxy. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.

3 **Votes on Items of Business** – You may direct your proxy how to vote by placing a cross in one of the three boxes opposite each item of business. If you mark more than one box per item, your vote on that item will be invalid.

4 **Appointment of a Second Proxy** – If you wish to appoint a second proxy, you can obtain an additional proxy form by telephoning the Company's share registry on 1800 817 074. Alternatively, you can copy the proxy form and return both forms together to the share registry. If you do not specify a percentage or number of voting rights on each form, each proxy may exercise half of your voting rights.

5 **Authorised Signature(s)** – You must sign the proxy form as follows in the spaces provided:
Joint Holding – where the holding is in more than one name, all of the holders must sign.
Power of Attorney – If signed under a Power of Attorney, you must have already lodged the Power of Attorney with the registry or, alternatively, attach a certified copy to the proxy when you return the proxy.
Companies – The proxy form must be signed in accordance with the Constitution of the company appointing the proxy and in accordance with the Corporations Act 2001. Please indicate your office by signing in the appropriate box.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by no later than 10.00am on 12 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting or facsimile to Southcorp Limited's share registry at the address opposite, or
- by delivery to the Registered Office of Southcorp Limited at:
  403 Pacific Highway
  Artarmon NSW 2064

Southcorp Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 8060
Australia
Facsimile 61 8 8236 2305